As submitted confidentially with the U.S. Securities and Exchange Commission on January 30, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Integrated Rail & Resources Inc.

(f/k/a Uinta Infrastructure Group Corp.)
(Exact Name of Registrant as Specified in its Charter)

____________________

Delaware	6770	33-1825873
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For co-registrants, see “Table of Co-Registrants” on the following page.
400 W. Morse Boulevard, Suite 220
Winter Park, FL 32789
(321) 972-1583

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

Brian M. Feldott
c/o Integrated Rail & Resources Inc.
400 W. Morse Boulevard, Suite 220
Winter Park, FL 32789
(321) 972-1583

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Michael J. Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Tel: (713) 651-2600	[ ]

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: (i) one to be used in connection with the public offering of up to [    ] shares of common stock, par value $0.0001 (the “Common Stock”) through the [underwriters] named on the cover page of this prospectus (the “Public Offering Prospectus”); and (ii) one to be used in connection with the potential resale by a selling stockholders of up to [    ] shares of Common Stock (the “Resale Prospectus”). The Public Offering Prospectus and the Resale Prospectus will be identical in all respects except for the alternate pages for the Resale Prospectus included herein which are labeled “Alternate Pages for Resale Prospectus.”

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers;

•        they contain different Offering sections in the Prospectus Summary section;

•        they contain different Use of Proceeds sections;

•        the Capitalization section is deleted from the Resale Prospectus;

•        the Dilution section is deleted from the Resale Prospectus;

•        A Selling Stockholder section is included in the Resale Prospectus;

•        the Underwriting section is deleted and the Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the [underwriters].

We have included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The information in this prospectus is not complete and may be changed. Neither we, nor the selling stockholders may sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [ ], 2026

Integrated Rail & Resources Inc.

Up to [    ] shares of Common Stock

This is a public offering of [    ] shares of our Common Stock, $0.0001 par value per share (the “Common Stock”) of Integrated Rail & Resources Inc., a Delaware corporation (the “Company”, “we”, “us”, and “our”).

There is currently no public market for our Common Stock. We intend to apply to list our Common Stock on the NYSE American (“NYSE”) under the symbol “IRRX” on or promptly after the date of this prospectus. There can be no assurance that our listing application, when submitted, will be approved, that an active trading market will develop or be sustained, or as to the timing of any such listing. If our Common Stock is not approved for listing on the NYSE, we will not consummate this offering.

We are a “smaller reporting company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and have elected to take advantage of certain scaled disclosure available to smaller reporting companies. We are also an emerging growth company under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

The registration statement of which this prospectus forms a part also relates to the registration for resale of an aggregate of shares of Common Stock including: (i) 9,400,000 shares of Common Stock (the “Warrant Shares”) issuable upon the exercise of the private warrants (the “Warrants”) issued to selling shareholders pursuant to the private placement warrant purchase agreement, dated as of November 11, 2021, between Integrated Rail and Resources Acquisition Corp. (“SPAC”), DHIP Natural Resources Investments, LLC (the “Sponsor”), and the other parties thereto, and (ii) [15,615,000] shares of Common Stock held by selling shareholders (the “Private Shares” and, together with the Warrant Shares, the “Resale Shares”).

No shares will be sold under the Resale Prospectus if our Common Stock is not approved for listing on the NYSE.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$10.00	$	[ ]
Discounts, expenses and commissions(2)	$0.60	$	[ ]
Proceeds to us, before expenses	$9.40	$	[ ]

____________

(1)      The public offering price per share is assumed to be $10.00 per share. The table above assumes no exercise of the over-allotment option by the underwriters. For more information, see “Underwriting.”

(2)      Represents discounts equal to six percent (6%) of the gross proceeds of the offering per share (or $0.60 per share). We have agreed to pay a non-accountable expense allowance equal to [    ]% of the gross proceeds of this offering ($[    ] per share) payable to the representative of the [underwriters] and to reimburse certain expenses of the [underwriters]. In addition, we have agreed to issue to the representative of the [underwriters] warrants to purchase the number of shares of Common Stocks in the aggregate equal to [    ]% of the shares of Common Stock to be issued and sold in this offering (including any shares of Common Stock sold upon exercise of the over-allotment option). See “Underwriting.”

We have granted the underwriters a 45-day option to purchase up to an additional [    ] shares of Common Stock solely to cover over-allotments, if any.

[    ]

[    ]

The date of this prospectus is [    ], 2026

Please read this prospectus carefully. It describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not, and the [underwriters] have not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus.

Neither we, the selling stockholders nor any of the [underwriters] have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the [underwriters] take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until [•] (25 days after the commencement of our public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as [underwriters] with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we, the selling stockholders nor any of the [underwriters] have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

MARKET AND INDUSTRY DATA

This registration statement includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data-gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or otherwise have rights to trademarks, including those mentioned in this registration statement, used in conjunction with the operation of our business. This registration statement includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other entities, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and tradenames. We do not intend our use or display of other entities’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•        the timing of the development of future services,

•        projections of revenue, earnings, capital structure and other financial items,

•        statements regarding the capabilities of our business operations,

•        statements of expected future economic performance,

•        statements regarding competition in our market, and

•        assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

iii

PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company” and similar terms refer to Integrated Rail & Resources Inc.

Overview

Integrated Rail & Resources Inc. is an energy infrastructure and processing company focused on upgrading and redeploying legacy oil sands and refining assets to support third-party feedstock processing and refined-product delivery. The Company is a Delaware corporation that, in 2025, acquired Tar Sands Holdings II, LLC (“TSII”). Its core assets are located at Asphalt Ridge in northeastern Utah — one of the largest and most accessible oil sands deposits in the United States — where the Company owns 760 acres of fee-simple land, a permitted open-pit mine, and an existing large-scale extraction, refining and terminating facility in Vernal, Utah (the “Facility”).

Although the Company acquired its Asphalt Ridge assets in 2013, it has not conducted meaningful operations to date. With capital expected from the Business Combination, together with commitments under the Shell Commitment Agreement, the Company intends to upgrade and bring its existing Facility online to process and refine third-party crude feedstock into products meeting customer specifications. The Facility has been substantially constructed and refurbished over time, with more than $60 million historically invested in extraction, separation, and infrastructure upgrades, and prior commissioning activities have demonstrated that commercial-scale oil extraction is feasible.

Rather than pursuing near-term oil sands development, the Company’s current strategy is to leverage its permitted mine site, processing infrastructure, and transportation assets — including an on-site transload and terminal facility — to support contracted feedstock processing and refining for Shell Trading US Company (“STUSCO”) and other potential customers. This approach positions the Company at the intersection of energy infrastructure, refining services, and logistics, with a capital-efficient path to commercialization through the reactivation and modernization of existing assets.

Corporate Information

Our principal executive offices are located at 400 W Morse Blvd., Suite 220, Winter Park, FL 32789 and our telephone number is (321) 972-1583. Our website address is www.irr-x.com. Information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Corporate History

The Company traces its operating history to TSII, a Utah limited liability company formed in 2013. In 2013, TSII acquired certain oil and gas assets located at Asphalt Ridge in northeastern Utah in connection with the bankruptcy of the prior owner of such assets. With the capital provided by the Business Combination, the commitments under the Shell Commitment Agreement, and the capital raised from this offering, the Company plans to upgrade its existing facility to process and refine third-party feedstock oil into products meeting customer specifications.

The Company’s primary assets are located at Asphalt Ridge and consist of (i) approximately 760 acres of core drilled land held in fee simple absolute, comprising the South “A” Tract and the “D” Tract (the “Property”), (ii) a mine facility located on the South “A” Tract (the “Mine”), and (iii) a large-scale mining permit covering the South “A” Tract Mine. Asphalt Ridge is one of the largest and most accessible oil sands deposits in Utah, containing the largest known oil sands deposit in the United States. The deposit is located in the Uinta Basin near Vernal, Utah, and consists of oil-wet sandstone formations with multiple surface-mineable pit areas, including the “A,” “D,” and “South” Tracts. The Company acquired the “A” and “D” Tracts in 2013, which contained the most concentrated oil sands reserves at Asphalt Ridge. The Company does not anticipate near-term development of oil sands reserves and instead focused on feedstock processing activities under the Shell Commitment Agreement.

The Company’s existing extraction and processing facility is located on the “A” Tract. The site had been mined since the 1920s, primarily for asphalt and road base, and the initial overburden had been removed. Necessary regulatory approvals for mining activities are in place. In 1999, approximately $23 million was invested to construct a solvent-based extraction facility with a capacity of approximately 2,000 barrels per day. That process proved unsuccessful due to operational challenges. Subsequently, a modified hot water separation process (the “Separation Technology”) was tested and demonstrated commercial viability. Between 2008 and 2010, approximately $39 million of additional capital was invested to refurbish and reconfigure the facility to utilize the Separation Technology, expand infrastructure, and reconstruct the mine site. Portions of the refurbished facility were successfully tested and commissioned with oil sands, demonstrating that oil extraction was commercially feasible; however, operations were suspended in February 2010 due to a lack of funding.

The Company anticipates that a majority of the existing processing and refining equipment will be utilized to produce commercial products for STUSCO, subject to additional equipment installations and process modifications required to accommodate customer feedstock specifications. Existing tar sands handling facilities were expected to be decommissioned and removed to improve environmental conditions and to make room for anticipated refining expansions. The Property also included a transload truck facility and terminal, which the Company planned to expand as necessary to support efficient transportation and terminalling of crude feedstock and refined products.

Corporate Developments

Since October 2024, we executed targeted financings and related actions following the completion of our business combination with TSII and in connection with our transition to the public markets. We issued two unsecured convertible notes: a $1.5 million note to B H Inc. in October 2024, automatically convertible into 355,000 Holdings shares at closing of the merger (with a trust account waiver), and a $300,000 note to Paul Gonzalez in October 2025, automatically convertible into 60,000 Holdings shares at closing (also with a trust account waiver). Our merger agreement with TSII has been amended and waived on multiple occasions through December 12, 2025, to reflect process and timing updates. Following the closing, TSII became our wholly owned subsidiary, and we now operate as Integrated Rail & Resources Inc.

On January 17, 2026, we entered into a Securities Purchase Agreement with Creto IRRX PIPE Investment, LLC for $5.0 million of Series A Convertible Preferred Stock, with the ability upon mutual agreement to sell up to $3.0 million additional within 60 days. The Preferred Shares will be issued in book-entry against wired funds, to an accredited investor in a private placement relying on Securities Act exemptions. Key covenants include information and “blue sky” undertakings, use of proceeds aligned to an agreed operating budget, timely Form 8-K disclosure, execution of a resale registration rights agreement, and maintenance of sufficient authorized common stock for full conversion. The certificate of designations establishes the Series A preferences under our blank-check preferred authority and includes customary conversion mechanics, anti-dilution protections, redemption and liquidation rights, and certain consent rights while more than $1,000,000 of Accumulated Stated Value is outstanding. The agreement also contemplates an uplist effort to Nasdaq or NYSE in connection with our business plan and includes customary most favored nation clauses, right of first refusal and closing conditions, including a sponsor letter and confirmation of Utah no-action relief. In connection with the contemplated uplist and IPO, the shares issuable upon conversion of the Preferred Shares have been duly reserved and will be validly issued, fully paid and non-assessable upon issuance.

Going Concern

We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of expanding our revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. Our ability to obtain additional funding will determine our ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and stock price and may require us to curtail or cease operations, sell off our assets, seek protection from our creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that we relinquish valuable rights. Please see Note 1 of the September 30, 2025 financial statements for more information.

We have a need for additional growth capital. There can be no assurance that sufficient funds required during the subsequent year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The status of “emerging growth company” enables us to invest more in research & development and customer acquisition rather than compliance overhead. We are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates was $700 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that (i) the market value of our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or (ii) our annual revenues are less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•        We acquired our oil and gas assets in 2013 and have not conducted mining operations at our property since 2015. There can be no assurance that we will be able to upgrade or make our Facility operational for our planned purposes within our expected timeframe or at all.

•        Our operations are subject to operational hazards that could expose us to potentially significant losses.

•        Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and prices for refined products, which could adversely impact our results of operations.

•        The development schedule of infrastructure and refining projects, including the availability and cost of equipment, supplies, personnel and services, is subject to delays and cost overruns.

•        Reclamation and financial assurances required in order to support those obligations can be expensive.

•        Many of our refined products could cause serious injury or death if mishandled or misused by us or our purchasers, or if defects occur during manufacturing.

•        Our business is impacted by increased risks of spills, discharges, or other releases of petroleum or hazardous substances.

•        We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

•        We rely upon certain critical information systems for the operation of our business and the failure of any critical information system, including a cybersecurity breach, may result in harm to our business.

•        Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

•        We must make substantial capital expenditures at our Facility and related assets to establish and maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be adversely affected.

•        The Parties to the Shell Commitment Agreement may not satisfy the Conditions Precedent, which could adversely affect its business.

•        Construction, development, maintenance and operation of our Facility involves significant risks and hazards, and our ability to recover our investments may be impaired if our project construction activities do not commence or proceed as scheduled.

•        Because we will rely on only one customer for our future LPG, Naphtha, Gasoil, and ULSFO (collectively, the “Crude Oil Products”), the change in ownership or management of such customer may adversely affect our business, financial condition and results of operations.

•        Adverse changes in global economic conditions and the demand for transportation fuels may impact our business and financial condition in ways that we currently cannot predict.

•        The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

•        Our common stock is not currently listed on a national securities exchange, and there can be no assurance that our stock will be approved for listing; as a result, investors may face limited liquidity, greater price volatility, and other material risks.

THE OFFERING

Shares of common stock offered	[ ] shares of Common Stock.
Public Offering Price	$[ ] per share.
Number of shares of common stock outstanding prior to offering	[ ] shares of Common Stock, as of [ ], 2026.
Number of shares of common stock outstanding after this offering	[ ] shares of Common Stock (or [ ] shares if the [underwriters] exercise their over-allotment option in full).
Use of Proceeds

We expect to receive approximately $[    ] in net proceeds from the sale of our shares of Common Stock offered by us in this offering (approximately $[    ] if the [underwriters] exercise their over-allotment option in full), after deducting estimated discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received from this offering for general and working capital purposes, including but not limited to investing in research and development, including in our technology, the repayment of debt and for working capital and general corporate purposes.

See “Use of Proceeds” on page 22 for a more complete description of the intended use of proceeds from this offering.

Listing

We intend to apply to list our Common Stock on the NYSE under the symbol “IRRX.” If our shares of common stock are not approved for listing on the NYSE, we will not consummate this offering. No assurance can be given that our application will be approved.

Lock-up Agreements

We have agreed with the [underwriters] not to sell additional equity securities for a period of [    ] days after the effective date of this offering. Our directors, officers and holders of 10% or more of our Common Stock have agreed with the [underwriters] not to offer for sale, sell, contract to sell, pledge or otherwise dispose of any of their shares of our common stock or securities convertible into our common stock, subject to certain exceptions, for a period of [    ] days after the date of this prospectus, which restriction may be waived in the discretion of the Representative. See “Underwriting”.

Risk Factors

Investing in these securities involves a high degree of risk. Investors should carefully consider the information set forth in the “Risk Factors” section of this prospectus, beginning on page 6 before deciding to invest in our shares of common stock.

____________

(1)      The number of shares of common stock to be outstanding immediately after this offering is based on [    ] shares of common stock issued and outstanding as of [    ], 2026. Unless otherwise indicated, all information in this prospectus assumes, no exercise of outstanding warrants to purchase up to [    ] shares of common stock at $[    ] per share which expire on [    ], 2030.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to invest in our common stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below. Unless the context requires otherwise, references to “we,” “us,” “our,” and the “Company” in this subsection are to the business and operations of the Company.

Risks Related to the Company’s Business and Industry

We acquired our oil and gas assets in 2013 and have not conducted mining operations at our property since 2015. There can be no assurance that we will be able to upgrade or make our existing refinery facility operational.

We acquired our oil and gas assets in 2013 and have operated them as an open-pit tar sands mine. We have not conducted mining operations at our property since 2015. The Company intends to upgrade and bring its Facility online in order to process and refine feedstock oil to produce products to customer specifications.

It is anticipated that the majority of our existing equipment associated with the refining process will be utilized to produce commercial products for the Customer. Additional equipment and process changes will be required to achieve this production and will be redesigned to accommodate the Customer feedstock. Existing tar sand handling facilities will be properly decommissioned.

Our growth depends on successfully implementing our plans to make our Facility operational to produce feedstock for the Customer. There can be no assurance that we will be able to upgrade or bring our Facility online within our expected timeframe, within our planned budget, with our expected financing or at all. If we are unsuccessful in reaching and maintaining planned production rates at our Facility, we may not be able to build a sustainable or profitable business.

Our operations will be subject to operational hazards that could expose us to potentially significant losses.

Our operations will be subject to potential operational hazards and risks inherent in refining operations, in transporting and storing crude oil and refined products. Any of these risks, such as fires, explosions, security breaches, cyber threats, pipeline ruptures and spills, mechanical failure of equipment, and severe weather and natural disasters at our or third-party facilities could result in business interruptions or shutdowns and damage to our properties and the properties of others. The scientific consensus suggests that some of these physical risks to our facilities and third-party facilities, especially risks associated with extreme weather, may increase as a result of climate change. A serious accident at our facilities could also result in serious injury or death to our employees or contractors and could expose us to significant liability for personal injury claims and reputational risk. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition, and results of operations.

Earnings and cash flows from our operations will depend on a number of factors, including to a large extent the cost of crude oil and other refinery feedstocks, which has fluctuated significantly in recent years. The expenses we pay and prices we receive will depend on numerous factors beyond our control, including the global supply and demand for crude oil, gasoline, and other refined products, which are subject to, among other things:

•        changes in the global economy and the level of foreign and domestic production of crude oil and refined products;

•        availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

•        local factors, including market conditions, the level of operations of other refineries in our markets, and the volume and price of refined products imported;

•        threatened or actual terrorist incidents (including cyber attacks), acts of war, and other global political conditions;

•        changes in the availability or cost of maritime shipping;

•        pandemics, public health crises, or other widespread emergencies such as COVID-19;

•        government regulations or mandated production curtailments or limitations; and

•        weather conditions, hurricanes, or other natural disasters.

These actions could result in a decrease in the earnings and cash flows generated by our business.

Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and prices for refined products, which could adversely impact our results of operations.

Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and in the price and demand for refined products. This may place downward pressure on our results of operations. This is particularly true of developments in and relating to oil-producing countries, including terrorist activities, military conflicts, embargoes, internal instability, or actions or reactions of the U.S. or foreign governments in anticipation of, or in response to, such developments. Any such events may limit or disrupt markets, which could negatively impact our ability to access global crude oil commodity flows or sell our refined products.

The development schedule of infrastructure and refining projects, including the availability and cost of equipment, supplies, personnel and services, is subject to delays and cost overruns.

Historically, these types of development projects have experienced delays and capital cost increases and overruns due to, among other factors, the unavailability or high cost of equipment, supplies, personnel and services. The cost to develop our projects is not yet fixed and will remain dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Our construction and operation schedules may not proceed as planned and may experience delays or cost overruns. Any delays may increase the costs of the project, requiring additional capital, and such capital may not be available in a timely and cost-effective fashion.

Reclamation and financial assurances required in order to support those obligations can be expensive.

Where mining operations are or have been conducted, the Company is obligated to reclaim mined areas and to maintain adequate resources, including related insurance and bonding, to support reclamation obligations. Both the cost of reclamation and the financial assurances required to be in place in order to mine can be expensive. Even with limited activity to date, the Company’s current estimated future reclamation obligation is approximately $[796,000]. As operations expand, this amount will increase accordingly.

Geopolitical conflicts, including the conflict between Russia and Ukraine, could increase the cost of our crude oil feedstocks and affect the demand for our products.

In February 2022, following Russia’s invasion of Ukraine, the U.S. and other countries announced sanctions against Russia, including restrictions on the importation of Russian crude oil. The U.S. and other countries have imposed additional sanctions as the conflict has escalated. Any further sanctions imposed or actions taken by the U.S. or other countries, and any retaliatory measures by Russia in response, such as restrictions on energy supplies from Russia, may impact costs, reduce our sales and earnings, or otherwise have an adverse effect on our operations. Additionally, conflicts like Russia’s invasion of Ukraine and recent attacks on shipping in the Red Sea may exacerbate inflationary pressures, including with respect to commodity prices and energy costs, and disrupt global supply chains. Rapid and significant changes in commodity costs may affect the demand for our products.

Many of our planned refined products could cause serious injury or death if mishandled or misused by us or our purchasers, or if defects occur during manufacturing.

While we will work to produce, refine, store, transport, and deliver all of our refined products in a safe manner, many of our refined products are highly flammable or explosive and could cause significant damage to persons or property if mishandled. Defects in our products (such as gasoline or jet fuel) or misuse by us or by end purchasers could lead to fatalities or serious damage to property. We may be held liable for such occurrences, which could have a material adverse effect on our business and results of operations.

Our business is impacted by increased risks of spills, discharges, or other releases of petroleum or hazardous substances.

The operation of refineries and refined products terminals is subject to increased risks of spills, discharges, or other inadvertent releases of petroleum or hazardous substances. These events could occur in connection with the operation of our refineries or refined products terminals. If any of these events occur, or are found to have previously occurred, we could be liable for costs and penalties associated with their remediation under federal, state, and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that we may have to pay for releases or the amounts that we may have to pay to third parties for damages to their property could be significant and have a material adverse effect on our business, financial condition, or results of operations.

Our insurance coverage may be inadequate to protect us from the liabilities that could arise in our business.

We carry property, casualty, business interruption, and other lines of insurance, but we do not maintain insurance coverage against all potential losses. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition, and results of operations.

The financial and operating results of our refinery, including the products we refine and sell, may be seasonal.

Demand for gasoline in the Rockies and Northwest United States is generally higher during the summer months than during the winter months. Financial and operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year as a result of this seasonality.

We rely upon certain critical information systems for the operation of our business and the failure of any critical information system, including a cybersecurity breach, may result in harm to our business.

We are heavily dependent on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of our refineries and terminals. The integrity and protection of our customer, employee, and company data is critical to our business.

Our information systems are subject to damage or interruption from a number of potential sources including natural disasters, ransomware, software viruses or other malware, power failures, cyber-attacks, and other events. To the extent that these information systems are under our control, we have implemented cybersecurity policies designed to address these risks. However, security measures for information systems cannot be guaranteed to be failsafe. Our systems and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future and such attacks could have an adverse impact on our business and operations, including damage to our reputation and competitiveness, remediation costs, litigation, or regulatory. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could adversely affect our business, financial condition, and results of operations. In addition, as technologies evolve, and cyber-attacks become more sophisticated, we may incur significant costs to upgrade or enhance our security measures to protect against such attacks and we may face difficulties in fully anticipating or implementing adequate preventive measures or mitigating potential harm. Finally, federal legislation relating to cybersecurity threats could impose additional requirements on our operations.

Climate change may increase the frequency and severity of weather events that could result in severe personal injury, property damage, and environmental damage, which could curtail our operations and otherwise materially adversely affect our cash flows.

Increasing concentrations of green house gasses (“GHG”) in Earth’s atmosphere may produce climate changes that have significant weather-related effects, such as increased frequency and severity of storms, droughts, floods, and other climatic events. If any of those effects were to occur, they could have an adverse effect on our operations, including damages to our refinery, retail locations, logistics assets or other properties from powerful wind or rising waters. We may experience increased insurance costs, or difficulty obtaining adequate insurance coverage, for our assets in areas subject to more frequent severe weather. We may not be able to recoup these increased costs through the cash generated by our business. Extreme weather events could cause damage to property or facilities that could exceed our insurance coverage and our business, financial condition, and results of operations could be adversely affected. Additionally, if we are named in litigation related to climate change, costs or other impacts resulting from such litigation could be material.

Regulatory Risks

Meeting the requirements of evolving environmental, health, and safety laws and regulations could adversely affect our performance.

Consistent with the experience of other U.S. refineries, environmental laws and regulations have raised operating costs and may require significant capital investments. We may be required to address conditions that may be discovered in the future and require a response. Potentially material expenditures could be required in the future as a result of evolving environmental, health, and safety and energy laws, regulations, or requirements that may be adopted or imposed in the future. Future developments in federal and state laws and regulations governing environmental, health and safety, and energy matters are especially difficult to predict.

Currently, multiple legislative and regulatory measures to address GHG emissions (including CO2, methane, and NOX) are in various phases of consideration, promulgation, or implementation. These include actions to develop national, statewide, or regional programs, each of which could require reductions in our GHG emissions. Requiring reductions in our GHG emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities, or (iii) administer and manage any GHG emissions programs, including acquiring emission credits or allotments. Requiring reductions in our GHG emissions and increased use of renewable fuels which can be supplied by producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial, and individual customers could also decrease the future demand for our refined products, and could have a material adverse impact on our business, financial condition, and results of operations.

Additionally, legislation designed to protect animal and plant species may limit or restrict our ability to construct or expand new oil terminals and oil-by-rail infrastructure, which could have a material impact on our business, financial condition, and results of operations. Finally, federal and state regulations requiring additional GHG-related disclosures could significantly increase our regulatory compliance costs.

Several states have pursued or are considering initiatives designed to reduce the carbon intensity of the transportation sector by encouraging increased use of renewable fuels or electric vehicles or by requiring reductions in transportation fuel-related GHG emissions in the state. These state actions could reduce demand for our refined petroleum products, which could have a material adverse effect on our business, results of operations, and financial condition.

Potential legislative and regulatory actions addressing climate change could increase our costs, reduce our revenue and cash flow from natural gas and oil sales, or otherwise alter the way we conduct our business.

Currently, multiple legislative and regulatory measures to address GHG, including CO2, methane, and NOX, and other emissions are in various phases of consideration, promulgation, or implementation at various levels of the federal and state government. These include actions to develop international, federal, regional, or statewide programs, which could require reductions in our GHG or other emissions, establish a carbon tax and decrease the demand for our refined products. Requiring reductions in these emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities, and (iii) administer and manage any emissions programs, including acquiring emission credits or allotments.

The Environmental Protection Agency (“EPA”) has issued a notice of finding and determination that emissions of CO2, methane, and other GHGs present an endangerment to human health and the environment. In response, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish Prevention of Significant Deterioration (“PSD”) construction and Title V operating permit program requiring reviews for GHG emissions from certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions will also be required to meet “best available control technology” standards, which will be established by the states or, in some instances, by the EPA on a case-by-case basis. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified large GHG emission sources in the U.S., including petroleum refineries and certain onshore petroleum and natural gas production activities, on an annual basis. Certain of the third-party extraction and production entities in which we hold a working interest also may be subject to reporting of GHG emissions in the U.S. These EPA policies and rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified facilities.

In addition, from time to time, the U.S. Congress has considered and may in the future consider and adopt “cap and trade” legislation that would establish an economy-wide cap on GHG emissions in the U.S. and would require most sources of GHG emissions to obtain emission “allowances” corresponding to their annual GHG emissions. For those GHG sources that are unable to meet the required limitations, such legislation could impose substantial financial burdens. Any laws or regulations that may be adopted to restrict or reduce GHG emissions would likely require us to incur increased operating costs and could have an adverse effect on demand for our production. The adoption of any legislation or regulations that limits emissions of GHG from extraction and production facilities, equipment, and operations could require us or our business partners to incur costs to reduce emissions of GHG associated with our or such entities’ operations or could adversely affect demand for the refined petroleum products that we produce.

At the state level, several states have passed low carbon fuel standard legislation and other initiatives, including a cap and invest program, to reduce emissions from the transportation sector. We could also face increased climate-related litigation with respect to our operations or products. If we are unable to pass the costs of compliance on to our customers, sufficient credits are unavailable for purchase, we have to pay a significantly higher price for credits, or we are otherwise unable to meet our compliance obligation, our financial condition and results of operations could be adversely affected.

Federal, regional, and state climate change and air emissions goals and regulatory programs under the Clean Air Act are complex, subject to change, and create uncertainty due to a number of factors including technological feasibility, legal challenges, and potential changes in federal policy. Nevertheless, stricter regulation can be expected in the future and any of these or similar changes, or regulatory enforcement in connection with such requirements, may have a material adverse impact on our business, results of operations, and financial condition.

Regulatory and other requirements concerning the transportation of crude oil and other commodities by rail may cause increases in transportation costs or limit the amount of crude oil that we can transport by rail.

We rely on a variety of systems to transport crude oil, including rail. Rail transportation is regulated by federal, state, and local authorities. New regulations or changes in existing regulations could result in increased compliance expenditures. These or other regulations that require the reduction of volatile or flammable constituents in crude oil that is transported by rail, change the design or standards for rail cars used to transport the crude oil we purchase, change the routing or scheduling of trains carrying crude oil, or require any other changes that detrimentally affect the economics of delivering North American crude oil by rail, could increase the time required to move crude oil from production areas to our refinery, increase the cost of rail transportation, and decrease the efficiency of shipments of crude oil by rail within our planned operations. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions may lead to increased tariffs and trade restrictions, including tariffs applicable to the crude oil we purchase. Any such tariffs may place downward pressure on our results of operations. Tariffs on imported crude oil may impact costs, reduce our sales and earnings, or otherwise have an adverse effect on our operations. Further, significant changes in commodity costs may affect the demand for our products. The effect of such tariffs could be significant and have a material adverse effect on our business, financial condition, or results of operations.

Compliance with and changes in tax laws could materially and adversely affect our financial condition, results of operations and cash flows.

We are subject to extensive tax liabilities imposed by multiple jurisdictions including, without limitation, income taxes, indirect taxes (excise/duty, sales/use, gross receipts, GHG emissions), payroll taxes, franchise taxes, withholding taxes, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, results of operations, and financial condition. Additionally, tax rates or tax interpretations in the various jurisdictions in which we operate may change significantly as a result of political or economic factors beyond our control.

Business Risks

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

We incurred a net loss from operations of $4,822,902 and net income of $3,543,111 for the years ended December 31, 2024 and 2023, respectively, and have had no substantial revenue generating operations during these periods. As of December 31, 2024, we had net current liabilities of $13,387,910 and current assets of $39,938.

We had a net income from operations of $5,995,512 and $21,037 for the three months periods ended September 30, 2025 and 2024, respectively, and have had no substantial revenue generating operations during these periods. We incurred a net loss from operations of $5,562,621 and net income of $1,273,479 for the nine months periods ended September 30, 2025 and 2024, respectively, and have had no substantial revenue generating operations during these periods. As of September 30, 2025, the Company had net current liabilities of $16,872,267 and current assets of $4,458.

We may continue to incur negative operating cash flows and rely on notes payable from a related party to meet our obligations. Our ability to continue as a going concern depends primarily on our ability to increase cash flows from current and new operating activities, or our ability to raise funding as and when necessary. There is material uncertainty related to these events that causes significant doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

We must make substantial capital expenditures at our Facility and related assets to establish and maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be adversely affected.

Our Facility and related assets have existed for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep operating efficiently. These costs do not result in increases in unit capacities, but rather are focused on trying to maintain safe, reliable operations.

Delays or cost increases related to the engineering, procurement, and construction of new facilities, or improvements and repairs to our existing facilities and equipment, could have a material adverse effect on our business, financial condition, or results of operations. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

•        denial or delay in obtaining regulatory approvals and/or permits;

•        difficulties in executing the capital projects;

•        unplanned increases in the cost of equipment, materials, or labor;

•        disruptions in transportation of equipment and materials;

•        severe adverse weather conditions, natural disasters, or other events (such as equipment malfunctions, explosions, fires, or spills) affecting our facilities, or those of our vendors and suppliers;

•        shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•        market-related increases in a project’s debt or equity financing costs; and/or

•        non-performance or force majeure by, or disputes with, our vendors, suppliers, contractors, or sub-contractors.

Any one or more of these occurrences noted above could have a significant impact on our business. If we are unable to make up the delays or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial position, results of operations, or cash flows.

The Shell Commitment Agreement and Letter of Credit Facility expose us to counterparty credit and performance risk.

Through our Shell Commitment Agreement with STUSCO, STUSCO owns all of the crude oil we produce and substantially all of our refined product inventories prior to our sale of the inventories. An adverse change in the business, results of operations, liquidity, or financial condition of STUSCO could adversely affect the ability of such counterparty to perform its obligations, which could consequently have a material adverse effect on our business, results of operations, or liquidity and, as a result, our business and operating results.

The Parties to the Shell Commitment Agreement may not satisfy the Conditions Precedent, which could adversely affect our business.

The Shell Commitment Agreement is subject to certain Conditions Precedent, including, among other things, the necessary refurbishment, construction, permitting, and receipt of approvals of or by the Facility have occurred. It is possible that these Conditions Precedent may not be achieved in a timely manner or at all, or that one or more other closing conditions may not be satisfied or, if not satisfied, that such conditions may not be waived in accordance with the terms of the Shell Commitment Agreement. If the parties to the Shell Commitment Agreement are unable to complete the Conditions Precedent, the Company will not fully realize the anticipated benefits of the Transactions.

STUSCO has the ability to curtail or cease its activities during the term of the Shell Commitment Agreement and in certain circumstances, STUSCO can terminate the Shell Commitment Agreement. STUSCO is also not obligated to extend the Shell Commitment Agreement at the end of its term, which could negatively impact our results of operations.

STUSCO may elect to meaningfully curtail or cease its activities under the Shell Commitment Agreement for up to six months without us having the ability to terminate the Commitment Agreement and secure another customer. While STUSCO would still be obligated to pay a fixed operating cost during such time period, the amount of the payment might be insufficient to our anticipated fixed operating expenses and anticipated debt service requirements. STUSCO will have the ability to terminate the Commitment Agreement in the event of a force majeure event. Furthermore, STUSCO may elect not to exercise its extension option on the Shell Commitment Agreement at the end of the seven-year term.

Construction, development, maintenance and operation of our Facility involves significant risks and hazards, and our ability to recover our investments may be impaired if our project construction activities do not commence or proceed as scheduled.

The construction of the Facility involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:

•        timely implementation and satisfactory completion of construction;

•        obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;

•        grants of injunctive relief to stop or prevent construction of the Facility;

•        delivery of components related to the production, extraction and storage systems on-budget and on-time;

•        discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at the Facility;

•        increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site, commercial pressures or settlements or the prevailing wage and apprenticeship requirements;

•        insolvency or financial distress on the part of our service providers, contractors or suppliers;

•        cost overruns and change orders;

•        cost or schedule impacts arising from changes in federal, state or local land-use or regulatory policies;

•        unfavorable tax treatment or adverse changes to tax policy;

•        adverse environmental and geological or weather conditions, including water shortages and climate change, which may in some cases limit our ability to produce Crude Feedstock or force work stoppages due to the risk of heat, fire or other extreme weather events;

•        force majeure and other events outside of our control;

•        changes in laws affecting the project;

•        accidents on constructions sites; and

•        damage to consumers triggered by blackouts caused by damage to transmission infrastructure during construction.

If we fail to complete the improvements to the Facility, fail to meet one or more agreed target milestone dates or fail to perform other contract terms, there may be a delay in, reduction or cancellation of payments from STUSCO, increased costs due to contractual penalties, loss of future revenue, termination of the Shell Commitment Agreement, penalties and/or other obligations under other Facility-related agreements, and we may not be able to recover our investment in the Facility. If we are unable to complete the improvements to the Facility, we may impair some or all of the capitalized investments we have made relating to the Facility, which could have an adverse effect on our results of operations in the period in which the loss is recognized.

The improvement, maintenance and operation of the Facility also may involve hazardous activities, such as handling pressurized parts, operating large pieces of equipment and delivering our future Crude Oil Products. Hazards such as fire, explosion, structural collapse and machinery failure are inherent risks in our planned operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of or damage to, the environment. The occurrence of any one of these hazards may result in curtailment or termination of our planned operations or liability to third parties for damages, environmental clean-up costs, personal injury, property damage and fines and/or penalties, any of which could be substantial.

Because we will rely on only one customer for our future Crude Oil Products, the change in ownership or management of such Customer may adversely affect our business, financial condition and results of operations.

Our success will depend on developing and maintaining close working relationships with our Customer. Currently, we expect to generate a substantial majority of our revenue from the production of Crude Oil Products and related services we will provide to STUSCO. Our agreements with STUSCO account for a substantial portion of our revenue in the near term. Changes in the business of this Customer, particularly with respect to a change in its management or ownership, could change the dynamics of our current relationship and subject us to the risk of new management or ownership choosing to enter into relationships with preferred service providers. If we are not able to establish a strategic relationship with the new management or ownership, or if new management or ownership chooses to enter into relationships with preferred service providers, it may materially and adversely affect our business, financial condition and results of operations.

If there is an increase in transportation solutions within the Uinta Basin, it could lead to an increase in the demand for the natural resources in the Basin, thus potentially increasing the price of the resources and adversely affecting our business, financial condition and results of operations.

If there is an increase in transportation solutions within the Uinta Basin, such as construction of the Uinta Basin Railway (the “UBR”), this may lead to an increase in the demand for the natural resources in the Basin, potentially adversely affecting our profit margin per barrel.

Inadequate liquidity could materially and adversely affect our business operations in the future.

If our cash flow and capital resources are insufficient to fund our obligations, we may be forced to reduce our capital expenditures, seek additional equity or debt capital, or restructure indebtedness. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all. The availability of capital when the need arises will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, natural gas and crude oil prices, our credit ratings, interest rates, market perceptions of us or the industries in which we operate, our market value, and our operating performance. We may be unable to execute our long-term operating strategy if we cannot obtain capital from these or other sources when the need arises.

Our ability to generate cash and repay our indebtedness or fund capital expenditures depends on many factors beyond our control and any failure to do so could harm our business, financial condition, and results of operations.

Our ability to fund future capital expenditures and repay any indebtedness when due will depend on our ability to generate sufficient cash flow from operations and borrowings under future debt agreements. To a certain extent, this is subject to general economic, financial, competitive, legislative, and regulatory conditions and other factors that are beyond our control.

We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us at an amount sufficient to fund our liquidity needs. If our cash flow and capital resources are insufficient to fund our needs, we may be forced to reduce our planned capital expenditures, sell assets, seek additional equity or debt capital, or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all, which could cause us to default on our obligations and could impair our liquidity.

We may incur significant debt in the future.

We may incur significant indebtedness in the future. A substantial level of indebtedness could have important consequences, including the following:

•        we may be required to use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness and obligations under the Shell Commitment Agreement, which reduces funds available to us for other purposes, such as working capital, capital expenditures, other general corporate purposes, and potential acquisitions;

•        our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

•        our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

•        we may be more vulnerable to economic downturns and adverse developments in our business; and

•        we may be unable to comply with financial and other restrictive covenants in our debt agreements, some of which may require us to maintain specified financial ratios and limit our ability to incur additional debt and sell assets, which could result in an event of default that, if not cured or waived, would have an adverse effect on our business and prospects and could result in bankruptcy.

Our ability to meet expenses, to remain in compliance with covenants, and to make future principal and interest payments in respect of our debt would depend on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic, and other factors. We are not able to control many of these factors. If industry and economic conditions deteriorate, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations.

Our debt agreements may impose significant operating and financial restrictions on us.

The terms of any future debt may impose significant operating and financial restrictions on us. These restrictions, among other things, may limit our ability to:

•        pay dividends or distributions, repurchase equity, prepay junior debt, and make certain investments, loans, or acquisitions;

•        incur additional debt, make guarantees of debt, or issue certain disqualified stock and preferred stock;

•        sell or otherwise dispose of assets;

•        incur liens;

•        enter into certain hedging transactions;

•        consummate fundamental changes, merge or consolidate with another company, sell all or substantially all of our assets, or alter our business; and

•        enter into certain transactions with affiliates.

All of these covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions, or otherwise restrict activities or business plans. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the requisite lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. If repayment of our indebtedness is accelerated as a result of such default, we cannot assure you that we would have sufficient assets or access to credit to repay such indebtedness.

We may incur losses and incur additional costs as a result of forward-contract activities and derivative transactions.

We may enter into derivative contracts from time to time primarily to reduce our exposure to fluctuations in interest rates and in the price of crude oil and refined products. If the instruments we use to hedge our exposure are not effective, or if our counterparties are unable to satisfy their obligations to us, we may incur losses. We may also be required to incur additional costs in connection with future regulation of derivative instruments to the extent such regulation is applicable to us. Additionally, our commodity derivative activities may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operational performance.

Variable rate indebtedness would subject us to interest rate risk, which could cause our debt service obligations to increase significantly and otherwise impact our ability to incur indebtedness for acquisitions and working capital needs.

We may be subject to interest rate risk in connection with future debt agreements as well as our Shell Commitment Agreement, which bear interest at variable rates. Interest rate changes could affect the amount of our interest payments and, accordingly, our future earnings and cash flows, assuming other factors are held constant. Increases in interest rates could also impact our ability to incur indebtedness to fund acquisitions and working capital needs. Since 2022, interest rates have been significantly higher than in recent years and a significant increase in prevailing interest rates could substantially increase our interest expense and have a material adverse effect on our financial condition, results of operations, and cash flows.

Changes in the availability of and the cost of labor could adversely affect our business.

Changes in labor markets due to various factors, including inflationary pressures, have increased the competition for recruiting and retaining talent. As a result of these factors, our business could be adversely impacted by increases in labor, health care, and benefits costs necessary to attract and retain high quality employees with the right skill sets to meet our needs. In addition, our wages and benefits programs may be insufficient to attract and retain top performing employees, especially in a rising wage market. Any failure by us to attract, develop, retain, motivate, and maintain good relationships with qualified individuals could adversely affect our business and results of operations.

Adverse changes in global economic conditions and the demand for transportation fuels may impact our business and financial condition in ways that we currently cannot predict.

A recession or prolonged economic downturn would adversely affect the business and economic environment in which we operate. These conditions increase the risks associated with the creditworthiness of our suppliers, customers, and business partners. The consequences of such adverse effects could include interruptions or delays in our suppliers’ performance of our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products, and bankruptcy of customers. Any of these events may adversely affect our financial condition, cash flows, and profitability.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Securities Act, the listing requirements of NYSE and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on our systems and resources, including management. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and operating results, and that we maintain effective disclosure controls and procedures and internal control over financial reporting. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in other filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Risks Related to Ownership of Our Securities

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and results in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our management has limited experience in managing the day-to-day operations of a public company and, as a result, we may incur additional expenses associated with the management of our Company.

The management team is responsible for the operations and reporting of the Company. The requirements of operating as a public company are many and sometimes difficult to navigate. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. If we lack cash resources to cover these costs of being a public company in the future, our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our potential results of operations, cash flow and financial condition after we commence operations.

Compliance with changing corporate governance regulations and public disclosures may result in additional risks and exposures.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new regulations from the SEC, have created uncertainty for public companies such as ours. These laws, regulations, and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased expense and significant management time and attention.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority stockholders to effect certain corporate actions.

Our officers and directors, and significant stockholders are the beneficial owners of approximately [•]% of our outstanding voting securities. As a result, they possess significant influence over our elections and votes. As a result, their ownership and control may have the effect of facilitating and expediting a future change in control, merger, consolidation, takeover or other business combination, or encouraging a potential acquirer to make a tender offer. Their ownership and control may also have the effect of delaying, impeding, or preventing a future change in control, merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Once our common stock is quoted, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

Issuances of a substantial number of additional shares of our common or preferred stock, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Our common stock may become subject to the SEC’s penny stock rules and accordingly, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

The SEC has adopted regulations, which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore would be a “penny stock” according to SEC rules, unless we are listed on a national securities exchange. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•        Make a special written suitability determination for the purchaser;

•        Receive the purchaser’s prior written agreement to the transaction;

•        Provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•        Obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

Although our common stock is not currently subject to these rules, it were to become subject to such rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell your securities.

If we do not complete the offering and therefore do not receive the expected proceeds (or if our NYSE listing is not obtained/maintained), then our common stock could become subject to the SEC’s penny stock rules, which could limit broker-dealer transactions and reduce liquidity.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on a quarterly basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our securities could be negatively affected. We also could become subject to investigations by the Commission or other regulatory authorities, which could require additional financial and management resources.

As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company and cease to be a smaller reporting company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Concurrent resale and potential dilution of stockholders’ ownership.

The resale of shares by the selling stockholders, pursuant to the Resale Prospectus, could adversely impact the market price, liquidity, and demand for our common stock. As these shares are introduced into the market, there may be a significant increase in the number of shares available for sale, which could result in downward pressure on our stock price and affect liquidity. Furthermore, as the Resale Shares are sold, the ownership percentage of existing stockholders will be diluted, potentially reducing the value of their holding. The extent of this dilution may vary depending on the timing and volume of resale transactions by the selling stockholders.

Further, the Selling Stockholders must sell their shares at a fixed price per share of $[    ], which is the per share price of the shares being offered under this prospectus, until such time as our shares are listed on a national securities exchange. Thereafter, the shares offered by the Resale Prospectus may be sold by the Selling Stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. Hence resale offering may occur at prices above or below the price at which our securities are initially offered under this prospectus.

Risks Related to This Offering and Other Risks

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, our common stock was not traded on any market. We are in the process of applying to have our common stock listed on the NYSE; however, even if our common stock is approved for listing on the NYSE, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The public offering price for our common stock will be determined through negotiations with the [underwriters], and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

We may not be able to satisfy the listing requirements of the NYSE or obtain or maintain a listing of our common stock on the NYSE.

If our common stock is listed on the NYSE, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the NYSE listing requirements, our common stock may be delisted. If we fail to meet any of NYSE’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the NYSE may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Investing in our Company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends on our common stock in the foreseeable future.

Anti-takeover provisions in the Company’s charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the Company difficult.

The Company’s bylaws contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. Furthermore, the Board of Directors has the ability to increase the size of the Board and fill newly created vacancies without stockholder approval. These provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock.

The public offering price for our shares of common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The public offering price for our shares of common stock may vary from the market price of our shares of common stock following our public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase our shares of common stock in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our shares of common stock, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price for our shares of common stock may be volatile and subject to wide fluctuations due to factors such as:

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actual or anticipated fluctuations in our quarterly operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        our capability to catch up with the technology innovations in the industry;

•        announcements by us or our competitors of acquisitions, strategic business relationships, joint ventures or capital commitments; and

•        addition or departure of key personnel.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares of common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the securities in this offering, excluding the proceeds, if any, from the exercise of the Private Warrants, will be approximately $[    ] million, after deducting [underwriters] fees and estimated offering expenses.

We may use the net proceeds from this offering for general corporate purposes, including, among other things:

1.      working capital;

2.      refurbishment of the Facility;

3.      the purchase of income generating assets to grow our business;

4.      other capital expenditures; and/or

5.      repayment of debt.

We may also use such proceeds to fund acquisitions of businesses, assets or technologies that complement our current business. We have not determined the specific amount of the net proceeds to be used for such purposes.

DIVIDEND POLICY

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our shares of common stock, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable and such other factors as its directors consider appropriate.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2025 on a pro forma basis before the offering and adjusted for the offering:

•        on a pro forma basis, as reflected in our unaudited pro forma consolidated financial statements as of September 30, 2025,

•        on a pro forma as adjusted basis to give effect to (i) the issuance of 5,320,000 shares of Common Stock in this offering at an assumed public offering price of $10.00 per share, and the receipt of net proceeds of $53,200,000 in this offering, assuming no exercise of the Representative’s over-allotment option or the Representative’s Warrants.

	Pro form Before Offering(1) (unaudited)	Pro Forma (unaudited)	Pro Forma as Adjusted (unaudited)
Cash and cash equivalents	$703,714	$50,008,000	$50,711,714
Indebtedness:
Company Merger Consideration	12,000,000	—	12,000,000
Promissory note – sponsor	5,393,225	—	5,393,225
Promissory note – related party	2,054,710	—	2,054,710
Convertible note	2,090,459	—	2,090,459
Working Capital Loan – related party	17,935	—	17,935
Total Debt	21,556,329	—	21,556,329

Equity:
Common Stock, $0.0001 par value (200,000 authorized, issued and outstanding: 6,575,561 pro forma before offering(1) and 5,320,000 pro forma(2) and 11,895,561 pro forma as adjusted	657	532	1,189
Retained earnings (deficit)	(28,881,966)	—	(28,881,966)
Additional paid-in capital(2)	16,867,850	50,007,468	66,875,318
Total Equity (Deficit)	(12,013,459)	50,008,000	37,994,541
Total capitalization	$9,542,870	$50,008,000	$59,550,870

____________

(1)      Taken from the unaudited pro forma consolidated financial statements for the period ended September 30, 2025.

(2)      Reflects the offering of 5,320,000 at $10.00 per share for total proceeds of $53,200,000 and $3,192,000 commision resulting in net proceeds of $50,008,000.

A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the Representative’s over-allotment option or the Representative’s Warrants. Similarly, each increase (decrease) of 15% shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $8 million, assuming the assumed public offering price remains the same after deducting estimated discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the Representative’s over-allotment option or the Representative’s Warrants.

DILUTION

If you invest in our Common Stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Common Stock exceeds the tangible book value per share of our Common Stock immediately following this offering.

Pro forma net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the outstanding shares of Common Stock. As of September 30, 2025, our pro forma net tangible book value was $(12,013,49), or ($1.83) per share. After giving effect to the sale and issuance of 5,320,000 shares of our Common Stock in this offering at an assumed public offering price of $10.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2025 would have been $52,986,541, or $4.05 per share.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share	$10.00
Pro forma net tangible book value per share as of September 30, 2025(1)	$(12,013,459)
Increase per share attributable to existing shareholders(2)	$5.02
Pro forma as adjusted net tangible book value per share after this offering(3)	$3.19
Dilution per share to new investors	$6.81

____________

(1)      Represents the net tangible book value of the combined total assets (total assets less intangible assets) less total liabilities divided by 6,575,561 shares of Common Stock which includes 5,775,561 shares of Common Stock issued to the Founders.

(2)      Represents the difference between pro forma as adjusted net tangible book value per share after this offering and pro forma net tangible book value per share as of September 30, 2025.

(3)      Determined by dividing (i) pro forma as adjusted net tangible book value, which is our pro forma net tangible book value plus the cash proceeds of this offering at an assumed public offering price of $10.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, by (ii) the total number of our shares of Common Stock to be outstanding following this offering.

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed public offering price of $10.00 per share, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $5,000,800, or approximately $0.42 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.58 per share per $1.00 increase and $0.58 per share per $1.00 decrease, assuming that the number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 15% in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $7,501,200, to $0.39 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.39 per share per 15% share increase and $0.39 per share per 15% share decrease, assuming that the assumed public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

If the [underwriters] exercise the option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $3.58 per share, the incremental increase in the pro forma net tangible book value per share to our existing stockholders would be $6.42 per share and the pro forma dilution to new investors participating in this offering would be $5.41 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2025, the differences between the number of shares of Common Stock purchased from us, the total consideration and the price per share paid by our existing stockholders and by investors participating in this offering at an assumed public offering price of $10.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Founder shares(1)	5,750,000	48%	25,000	0%	0.00
Public shareholders(2)	25,561	0%	250,561	0%	10.00
Asset Purchase	800,000	7%	8,000,000	13%	10.00
Investors participating in this offering	5,320,000	45%	53,200,000	87%	10.00
Total	11,895,561	100%	$61,480,610	100%	$5.17

____________

(1)      Represents the total number of shares of Common Stock issued to DHIP Natural Resources Investments, LLC in connection with the Founders round of financing.

(2)      Represents the total consideration paid by the investors in Integrated Rail and Resources Acquisition Corp.’s Initial Public Offering for its purchase of the shares of Common Stock of Integrated.

(3)      Consideration for shares issued to acquire the assets of TSII at $10 per share.

The number of shares of Common Stock held by existing stockholders (and related consideration amounts) and to be outstanding immediately after this offering in the table above is based on 6,575,561 shares of Common Stock outstanding as of January 26, 2026, which include approximately [    ] shares of our Common Stock reserved for issuance under our equity incentive plan for our employees and directors.

UNAUDITED PRO FORMA CONDENSED Financial statements

Defined terms included below have the same meaning as terms defined and included elsewhere in this Registration Statement, unless defined below.

Introduction

The following unaudited pro forma condensed financial information of Integrated Rail presents the historical financial information of Integrated Rail, adjusted to give effect for the Asset Purchase from TSII. The following unaudited pro forma condensed financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed balance sheet as of September 30, 2025 presents the historical balance sheet of Integrated Rail, adjusted to give effect to the purchase of the TSII assets as of September 30, 2025, and the offering contemplated in the registration statement on a pro forma basis as if the Transaction and the offering had been completed on September 30, 2025.

The unaudited pro forma statements of operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 present the historical statement of operations of Integrated Rail for such period on a pro forma basis as if the Transaction and the offering had been consummated on January 1, 2024, the beginning of the annual period presented.

The unaudited pro forma condensed financial information has been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed financial information;

•        the historical audited financial statements of Integrated Rail as of and for the year ended December 31, 2024 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1;

•        the historical audited financial statements of TSII as of and for the year ended December 31, 2024 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1; and

•        the historical audited financial statements of Holdings as of December 31, 2024 and for the period from November 6, 2024 (inception) through December 31, 2024 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1; and

•        the historical unaudited financial statements of Integrated Rail as of and for the nine months ended September 30, 2025 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1; and

•        the historical unaudited financial statements of TSII as of and for the nine months ended September 30, 2025 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1; and

•        the historical audited financial statements of Holdings as of and for the nine months ended September 30, 2025 and the related notes thereto, included elsewhere in this Registration Statements on Form S-1; and

•        the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Integrated Rail” and other financial information relating to Integrated Rail and TSII included elsewhere in this Registration Statements on Form S-1, including the Agreement and Plan of Merger.

The unaudited pro forma condensed financial information has been presented for illustrative purposes only and does not necessarily reflect what Integrated Rail’s financial condition or results of operations would have been had the Transaction and the offering occurred on the dates indicated.

Further, the unaudited pro forma condensed financial information also may not be useful in predicting the future financial condition and results of operations of Integrated Rail. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed financial information are described in the accompanying notes. Integrated Rail believes that the assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transaction based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed financial information.

The Merger Agreement

On August 12, 2024, Integrated Rail entered into the Merger Agreement with Holdings, Lower Holdings, SPAC Merger Sub, Company Merger Sub, the Company and the Company Member Representative. Pursuant to the Merger Agreement, among other things, (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Holdings and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings.

Further, at the Effective Time, by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party: (i) each issued and outstanding Company Membership Interest (other than the Rollover Interests) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration and (ii) all of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit.

By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party: (i) immediately prior to the Effective Time, (a) every issued and outstanding SPAC Unit shall be automatically separated into one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant, in accordance with the terms of the applicable SPAC Unit; (b) each share of SPAC Common Stock issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Holdings Common Stock, following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist; and (ii) at the Effective Time, (a) and pursuant to the SPAC Warrant Agreement, as amended by the Warrant Amendment, each issued and outstanding SPAC Public Warrant and SPAC Private Warrant shall be converted into one Holdings Public Warrant and one Holdings Private Warrant, respectively and such Holdings Warrants shall have and be subject to substantially the same terms and conditions set forth in the SPAC Warrant Agreement (and in the SPAC Private Warrants Purchase Agreement, in the case of the Holdings Private Warrants), except as set forth in the Warrant Amendment; (b) if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor; and (c) each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

Additionally, at the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration) shall be canceled and extinguished without any conversion thereof or consideration therefor.

The Merger Agreement provides that immediately prior to the Closing, and pursuant to the Rollover Agreement to be entered into the Company Members and Holdings, the Company Members will contribute the Rollover Interests to Holdings in exchange for the Company Common Stock Consideration. At the Effective Time, each issued and outstanding Company Membership Interest (other than Rollover Interests) will be converted into the right to receive the Company Merger Consideration, which is the Promissory Note in the original principal amount of $12,000,000 issued by Holdings to the sole member of the Company.

Under the Merger Agreement, as amended, the parties may pursue financing prior to Closing on mutually agreeable terms, and each of the Company, SPAC and Holdings will use their commercially reasonable best efforts in that regard and a cashless Closing is permitted. If any ‘Available Closing Date Cash’ is present at Closing, Holdings and Lower Holdings will use a portion of such cash, if any, to pay Outstanding Company Expenses and Outstanding SPAC Expenses as provided in the Merger Agreement. Upon the consummation of the Business Combination, Holdings will become the public reporting company and will be renamed Integrated Rail & Resources Inc.

The Offering

Under the offering the Company is offering 5,320,000 of Common Stock at a Public Offering of $10.00 per share. The Company expect to receive approximately $50.00 million in net proceeds from the sale of our shares of Common Stock offered in this offering (approximately $57.51 million if the underwriters exercise their over-allotment option in full), after deducting estimated discounts and commissions and estimated offering expenses payable by us.

Anticipated Accounting Treatment

The transaction between Integrated Rail and TSII is expected to be accounted for as an asset acquisition, in accordance with the accounting requirements under ASC 805-10-55, substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, as such the transaction is not considered an acquisition of a business. In accordance with ASC 805-50-30-3, the Company concluded that it would allocate the cost associated with the asset acquisition to the individual assets acquired and/or liabilities assumed, based on their relative fair values. The acquired property includes 760 acres of land, multiple oil tanks and storage facilities, and an asphalt processing facility that while they are not currently being used, these facilities remain functional. The historical financial statements have impaired these assets due to management’s intention to no longer operate the facility. The purchase price allocation was first allocated to tangible assets acquired, primarily using a replacement cost allocation methodology for property, plant, and equipment acquired. Under this methodology there was no residual purchase price to allocate to intangible assets that may be associated with the asset acquisition. The Company measured the fair value in accordance with ASC 820.

Basis of Pro Forma Presentation

The unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments in the unaudited pro forma financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Integrated Rail upon consummation of the Transaction and the other events contemplated by the Merger Agreement in accordance with U.S. GAAP.

The unaudited pro forma condensed financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transaction occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Transaction and the other events contemplated by the Purchase Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed financial information does not purport to project the future operating results or financial position of Integrated Rail following the consummation of the Transaction. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed financial information and are subject to change as additional information becomes available and analyses are performed.

For illustrative purposes, the unaudited pro forma condensed financial information reflect the actual redemption resulting in 25,561 SPAC Public Stockholders did not redeem their share.

The following table sets out share ownership of SPAC Common Stock on a Pro Forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario and the assumption that the Anticipated Financing will be funded assuming 100% in equity:

	No Additional Redemption Scenario	% holding
TSII shareholders	800,000	6.7%
SPAC shareholders(1)(3)	25,561	0.2%
Sponsor and underwriter(1)	5,750,000	48.3%
Total shares outstanding after asset purchase(2)	6,575,561
Public Offering	5,320,000	44.8%
Total shares outstanding after offering(2)	11,895,561	100%

____________

(1)      This amount excludes 9,400,000 private warrants and 11,500,000 public warrants outstanding of SPAC.

(2)      This amount excludes the shares issuable under the exchange for the October 2024 convertible note of 355,000 and the October 2025 convertible note of 60,000 shares.

(3)      This amount excludes the 224,098 shares redeemed by the SPAC Public shareholders on May 13, 2025, June 13, 2025 and September 13, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2025

				Asset Acquisition			Offering
	Holdings (Historical)	TSII (Historical)	IRRX (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$—	$3,511	$4,458	$395,746	A	$703,714	$—	D	$50,711,714
					B		50,008,000	I
					C
				—	F
				(1)	G
				300,000	L
Prepaid expenses	—	—	—	—		—	—		—
Total current assets	—	3,511	4,458	695,745		703,714	50,008,000		50,711,714
Non-current assets
Right of use asset	—	38,930	—	—		38,930	—		38,930
Resttricted cash and cash equivalents	—	811,084	—	—		811,084	—		811,084
Property plant and equipment	—	—	—	16,437,804	C	16,437,804	—		16,437,804
Land	—	7,500,000	—	662,196	C	8,162,196	—		8,162,196
Investments held in Trust Account	—	—	673,027	(395,746)	A	—	—		—
				(279,509)	M
				1	G
				2,227	H
Total non-current assets	—	8,350,014	673,027	16,426,973		25,450,014	—		25,450,014
Total assets	$—	$8,353,525	$677,485	$17,122,718		$26,153,728	$50,008,000		$76,161,728

LIABILITIES
Current liabilities
Trade and other payables	$3,382	$36,000	$3,451,272	$(77,800)	C	$8,314,483	$—		$8,314,483
				4,901,629	B
				—	F
Lease liabilities	—	3,530	—	—		3,530	—		3,530
Notes payable – related party	—	2,980,068	—	(2,980,068)	C	—	—		—
Accrued franchise tax	—	—	6,088	—		6,088	—		6,088
Redemptions payable			233,794	(233,794)	M	—
Accrued excise tax	—	—	3,145,785	—		3,145,785	—	J	3,145,785
Income tax payable	—	—	289,815	(45,715)	M	244,100	—		244,100
Redemptions payable	—	—	—	—		—	—		—
Advance from related party	9,500	—	100,770	—	F	110,270	—		110,270
Promissory note – sponsor	—	—	5,393,225	—	F	5,393,225	—		5,393,225
				1	G
				(1)	G
Promissory note – related party	—	—	2,054,710	—	F	2,054,710	—		2,054,710
Convertible note			1,490,459	600,000	L	2,090,459			2,090,459
Compay Merger consideration	—	—	—	12,000,000	C	12,000,000	—	I	12,000,000
Conversion option derivative			688,414	198,393	L	886,807			886,807
Working Capital Loan – related party	—	—	17,935	—	F	17,935	—		17,935
Total current liabilities	12,882	3,019,598	16,872,267	14,362,645		34,267,392	—		34,267,392

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)

AS OF SEPTEMBER 30, 2025

				Asset Acquisition			Offering
	Holdings (Historical)	TSII (Historical)	IRRX (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Non-current liabilities
Surety reclamation deposit	—	308,848	—	—		308,848			308,848
Asset retirement obligation	—	547,220	—	—		547,220	—		547,220
Lease liabilities	—	35,727	—	—		35,727	—		35,727
Deferred underwriting commissions	—	—	8,050,000	(8,050,000)	B	—	—		—
Warrant liabilities	—	—	6,688,000	(3,680,000)	K	3,008,000	—		3,008,000
Total non-current liabilities	—	891,795	14,738,000	(11,730,000)		3,899,795	—		3,899,795
Total liabilities	12,882	3,911,393	31,610,267	2,632,645		38,167,187	—		38,167,187

Class A common stock subject to possible redemption	—	—	395,746	(395,746)	D	—	—		—

EQUITY
Tar Sand memership	—	4,442,132	—	(4,442,132)	C	—	—		—
Holdings Class A common stock	—	—	575	80	C	657		D	1,189
				2	D		532	I

Additional paid-in capital	—	—	—	4,792,186	B	16,867,850		D	66,875,318
				7,999,920	C		—	J
				395,744	D		50,007,468	I
					I
				3,680,000	K

Accumulated deficit	(12,882)	—	(31,329,103)	(1,643,815)	B	(28,881,966)	—		(28,881,966)
				4,600,000	C
				—	F
				2,227	H
				(498,393)	L
Total equity	(12,882)	4,442,132	(31,328,528)	14,885,819		(12,013,459)	50,008,000		37,994,541

Total equity and liabilities	$—	$8,353,525	$677,485	$17,122,718		$26,153,728	$50,008,000		$76,161,728

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

				Asset Acquisition			Offering
	Holdings (Historical)	TSII (Historical)	IRRX (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined

Revenue	$—	$20,000	$—	$—		$20,000	$—		$20,000
Other revenue	—	—	—	—		—	—		—
Total revenue	—	20,000	—	—		20,000	—		20,000

Salary and wages	—	61,744	—	—		61,744	—		61,744
Property tax	—	43,580	—	—		43,580	—		43,580
Accretion expense	—	28,995	—	—		28,995	—		28,995
Depreciation and amortization	—	—	—	1,574,686	CC	1,574,686	—		1,574,686
Professional fees	—	145,728	—	—		145,728	—		145,728
Other expenses	—	29,617	—	—		29,617	—		29,617
General and administrative	2,000		2,401,679	120,000	BB	2,523,679	—		2,523,679
Operating loss	(2,000)	(289,664)	(2,401,679)	(1,694,686)		(4,388,029)	—		(4,388,029)

Other income (expense)
Finance costs	—	—	(235,397)	—	EE	(235,397)	—	EE	(235,397)
Change in fair value of warrant liability	—	—	(2,508,000)	1,380,000	DD	(1,128,000)	—		(1,128,000)
Change in fair value of promissory note conversion option			(3,527)			(3,527)			(3,527)
Excise tax interest and penalties			(466,319)			(466,319)			(466,319)
Interest income on marketable securities held in Trust Account	—	—	63,598	(63,598)	AA	—	—		—
(Loss) income before income tax expense	(2,000)	(289,664)	(5,551,324)	(378,284)		(6,221,272)	—		(6,221,272)

Income tax expense	—	—	(11,297)	—		(11,297)	—		(11,297)
Net (loss) income	$(2,000)	$(289,664)	$(5,562,621)	$(378,284)		$(6,232,569)	$—		$(6,232,569)

Net income (loss) per member unit	$(2,000.00)	$(28,966.40)
Basic and diluted net loss per share, Class A common stock subject to possible redemption			$(0.94)
Basic and diluted net loss per share, Class B common stock			$(0.94)
Pro forma weighted average number of shares outstanding – basic and diluted						6,575,561			11,895,561
Pro forma earnings per share – basic and diluted						$(0.95)			$(0.52)

UNAUDITED PRO FORMA CONDENSED COMBINED Statement of operations for the year ended december 31, 2024

				Asset Acquisition			Offering
	Holdings (Historical)	TSII (Historical)	IRRX (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined

Revenue	$—	$24,000	$—	$—		$24,000	$—	$24,000
Other revenue	—	—	—	—		—	—	—
Total revenue	—	24,000	—	—		24,000	—	24,000

Salary and wages	—	73,541	—	—		73,541	—	73,541
Property tax	—	40,000	—	—		40,000	—	40,000
Accretion expense	—	35,977	—	—		35,977	—	35,977
Depreciation and amortization	—	—	—	2,099,582	CC	2,099,582	—	2,099,582
Other expenses	—	85,118	—	—		85,118	—	85,118
General and administrative	10,882	196,990	3,054,750	(120,000)	BB	3,142,622	—	3,142,622
Operating loss	(10,882)	(407,626)	(3,054,750)	(1,979,582)		(5,452,840)	—	(5,452,840)

Other income (expense)
Finance costs	—	—	(422,128)	(498,393)	FF	(920,521)	—	(920,521)
Change in fair value of warrant liability	—	—	(2,090,000)	1,150,000	DD	(940,000)	—	(940,000)
Change in fair value of promissory note conversion option			(17,821)			(17,821)		(17,821)
Excise tax interest and penalties			(214,457)			(214,457)		(214,457)
Interest income on marketable securities held in Trust Account	—	—	1,438,346	(1,438,346)	AA	—	—	—
(Loss) income before income tax expense	(10,882)	(407,626)	(4,360,810)	(2,766,321)		(7,545,639)	—	(7,545,639)

Income tax expense	—	—	(462,092)	—		(462,092)	—	(462,092)
Net (loss) income	$(10,882)	$(407,626)	$(4,822,902)	$(2,766,321)		$(8,007,731)	$—	$(8,007,731)

Net income (loss) per member unit	$(10,882.00)	$(40,762.60)

Basic and diluted net loss per share, Class A common stock subject to possible redemption			$(0.61)

Basic and diluted net loss per share, Class B common stock			$(0.61)

Pro forma weighted average number of shares outstanding – basic and diluted						6,575,561		11,895,561

Pro forma earnings per share – basic and diluted						$(1.22)		$(0.67)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Note 1 — Description of the Transaction

On August 12, 2024, Integrated Rail entered into the Merger Agreement with Holdings, Lower Holdings, SPAC Merger Sub, Company Merger Sub, the Company and the Company Member Representative. Pursuant to the Merger Agreement, among other things, (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Holdings and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings.

Further, at the Effective Time, by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party: (i) each issued and outstanding Company Membership Interest (other than the Rollover Interests) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration and (ii) all of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit.

By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party: (i) immediately prior to the Effective Time, (a) every issued and outstanding SPAC Unit shall be automatically separated into one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant, in accordance with the terms of the applicable SPAC Unit; (b) each share of SPAC Common Stock issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Holdings Common Stock, following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist; and (ii) at the Effective Time, (a) and pursuant to the SPAC Warrant Agreement, as amended by the Warrant Amendment, each issued and outstanding SPAC Public Warrant and SPAC Private Warrant shall be converted into one Holdings Public Warrant and one Holdings Private Warrant, respectively and such Holdings Warrants shall have and be subject to substantially the same terms and conditions set forth in the SPAC Warrant Agreement (and in the SPAC Private Warrants Purchase Agreement, in the case of the Holdings Private Warrants), except as set forth in the Warrant Amendment; (b) if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor; and (c) each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

Additionally, at the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings that are issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration) shall be canceled and extinguished without any conversion thereof or consideration therefor.

The Merger Agreement provides that immediately prior to the Closing, and pursuant to the Rollover Agreement to be entered into the Company Members and Holdings, the Company Members will contribute the Rollover Interests to Holdings in exchange for the Company Common Stock Consideration. At the Effective Time, each issued and outstanding Company Membership Interest (other than Rollover Interests) will be converted into the right to receive the Company Merger Consideration, which is the unsecured promissory note in the original principal amount of $12,000,000 issued by Holdings to the sole member of the Company.

Under the Merger Agreement, as amended, the parties may pursue financing prior to Closing on mutually agreeable terms, and each of the Company, SPAC and Holdings will use their commercially reasonable best efforts in that regard and a cashless Closing is permitted. If any ‘Available Closing Date Cash’ is present at Closing, Holdings and Lower Holdings will use a portion of such cash, if any, to pay Outstanding Company Expenses and Outstanding SPAC Expenses as provided in the Merger Agreement. Upon the consummation of the Business Combination, Holdings will become the public reporting company.

Note 2 — Basis of the Presentation

The unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments in the unaudited pro forma financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Integrated Rail upon consummation of the Transaction and the other events contemplated by the Merger Agreement in accordance with U.S. GAAP.

The unaudited pro forma condensed financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transaction occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Transaction and the other events contemplated by the Purchase Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed financial information does not purport to project the future operating results or financial position of Integrated Rail following the consummation of the Transaction. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed financial information and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed financial information reflects actual redemptions of Class A Common Stock in connection with the Transaction.

Anticipated Accounting Treatment

The transaction between Integrated Rail and TSII is expected to be accounted for as an asset acquisition, in accordance with the accounting requirements under ASC 805-10-55, substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, as such the transaction is not considered an acquisition of a business. In accordance with ASC 805-50-30-3, the Company concluded that it would allocate the cost associated with the asset acquisition to the individual assets acquired and/or liabilities assumed, based on their relative fair values. The Company measured the fair value in accordance with ASC 820.

Note 3 — Transaction Accounting Adjustments to the Integrated Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2025:

The transaction accounting adjustments included in the unaudited pro forma condensed balance sheet as of September 30, 2025 are as follows:

A.     Reflects the liquidation and reclassification of $0.40 million of funds held in the Trust Account to cash that becomes available following the closing of the transaction.

B.      Represents estimated transaction costs expected to be incurred by Integrated Rail and TSII of approximately $7.6 million for legal, accounting and printing fees incurred as part of the Business Combination. For the Integrated Rail transaction costs, $6.00 million of these fees including $1.75 million of the deferred underwriting fee will be deferred until future financing is closed and $4.60 million are transaction costs to be capitalized (see adjustment C below). The remaining $6.30 million of the deferred underwriting fee is being waived and allocated proportionally to the historical allocation of transaction costs in SPAC’s IPO, resulting in $6.04 million being applied to additional paid in capital and $0.05 million being applied to accumulated deficit and $1.29 as a reduction to accrued expenses. TSII transaction costs of $1.25 million are expected to be paid following the closing of the business combination and are reflected as an adjustment to additional paid-in capital. SPAC negotiated with Stifel for a reduction of their underwriting fee from the original amount of $8 million to $1.75 million due to a correlated reduction of the amount of cash in trust from the original IPO size of $230 million to the current cash in trust size of $0.68 million. This reduction of the backend IPO underwriting fee is commensurate and pro rata with the redemptions of cash in trust that has occurred over the last 36 months.

C.     Reflects the acquisition of TSII acquired in the transaction under the terms of the Merger Agreement for (a) an Enterprise Value of $20 million, minus the Company Common Stock Consideration Amount of $8 million, minus (b) the Closing Company Indebtedness which was $0, minus (c) Company Merger

Consideration in the original principal amount of $12 million. In addition, as noted above $4.60 million in transaction costs incurred by SPAC were capitalized for total consideration of $24.01 million. The Company Merger Consideration Note is an no interest note with a maturity date of March 2026.

Category Description	Fair Value	Shares
Common Stock	8.00	800,000
Company Merger Consideration	12.00
Transaction costs	4.60
Total Consideration	$24.60

Below is the summary and allocation against the preliminary estimated of the purchase price to the assets acquired and liabilities assumed (in millions) as follows:

Category Description	Fair Value	Estimated Remaining Useful Life
Buildings	$0.64	16
Centrifuges	1.28	4
Columns	3.91	16
Conveyors	0.28	4
Crushers	0.46	4
Heat Exchangers	1.59	5
Pumps	0.72	2
Site Improvements	0.07	4
Tanks	6.70	16
Washers	0.80	4
Plant and Equipment	16.44
Land	8.16
Total	$24.60
Net assets acquired

The Company applied a replacement cost approach in determining the fair value of the acquired property, plant, and equipment (PP&E). This methodology involved estimating the cost to replace each asset with a new asset of equivalent utility, adjusted for physical depreciation, functional obsolescence, and economic factors.

In accordance with ASC 805-50-30-3, the total purchase price was allocated based on the relative fair values of the acquired assets. The Company determined that all consideration was fully absorbed by the fair value of PP&E, with no residual amount available for allocation to identifiable intangible assets. This conclusion was based on the following factors: The allocation of fair value for the acquired assets has been performed on a pro rata basis, utilizing preliminary fair value estimates derived from the cost and market approaches. The total fair value of the identified assets reconciles to the purchase price, ensuring that the allocation accurately reflects the underlying value of the assets acquired. The Company assessed whether any identifiable intangible assets (such as trademarks, customer relationships, or proprietary technology) were separately recognizable under ASC 805 but concluded that none met the criteria for separate recognition.

D.     Reflect the reclassification of $0.40 million to permanent equity as the 25,561 SPAC Public Stockholders did not redeem their share.

E.      No longer applicable

F.      No longer applicable

G.     Reflects the borrowing from Sponsor in order to fund extension payment into the Trust Account through October 15, 2025.

H.     Reflects interest earned in the Trust Account subsequent to September 30, 2025 and through November 15, 2025 closing date.

I        Reflect the cash proceeds from the offering. Under the offering the Company is offering 5,320,000 of Common Stock at a Public Offering of $10.00 per share. The Company expect to receive approximately $[50] million in net proceeds from the sale of our shares of Common Stock offered in this offering (approximately $[57.51] million if the underwriters exercise their over-allotment option in full), after deducting estimated discounts and commissions and estimated offering expenses payable by us.

J.       No longer applicable

K.     Reflects the reclassification of Integrated Rail’s public warrants from liability treated to equity treated.

L.      Reflects the issuance the October 2025 convertible promissory note at its face value of $600,000 and is reported net of a debt discount representing the initial fair value of the conversion event liability. In accordance with ASC 835, Interest (“ASC 835”), the Company capitalized the debt discount of $498,066 and is amortizing the debt discount ratably to interest expense on the consolidated statements of operations. Amortization of the debt discount is recognized over the shorter life of a) funded extension life of the Trust Account as of December 31, 2025 or b) the expected date of the consummation of the proposed Business Combination. The Company’s October 2025 convertible promissory note contains a conversion feature whereby, upon consummation of the proposed Business Combination with TSH Company, the note shall convert into 60,000 shares of UIGC’s common stock. The Company treats this conversion feature as an embedded derivative in accordance with ASC 815 and bifurcates the embedded derivative from the host contract. The fair value of the derivative was determined to be $198,393 using the valuation was approach used a probability weighted average. Included in the model are assumptions related to the Company’s stock price, discount rate, probability of closing on its proposed Business Combination, expected time until closing of its proposed Business Combination, and a market adjustment for the implied probability of closing on its proposed Business Combination.

M.     Reflects the redemption of SPAC Class A common stock on June 13, 2025 and September 13, 2025 of 16,528 and 11, respectively, resulting in the redemption payment of $0.23 million to redeeming shareholders.

Note 4 — Transaction Accounting Adjustments to the Integrated Rail Unaudited Pro Forma Condensed Statement of Operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024:

The transaction accounting adjustments included in the unaudited pro forma condensed statement of operation for the nine months September 30, 2025 and for the year ended December 31, 2024 are as follows:

(AA) Reflects the reduction of interest income generated by the Company on funds held in the trust account that were utilized for the redemption of Class A common stock by investors as part of the transaction or reclassified to unrestricted cash.

(BB) Reflects the elimination of administrative service fees that will cease to be paid upon closing of the transaction.

(CC) Reflects depreciation expense based on estimated useful life of the property and equipment acquired. Annual depreciation is expected to be $1.57 million for the nine months ended September 30, 2025 and $2.10 million for the year ended December 31, 2024.

(DD) Reflects the change in fair value associated with the public warrants which would be equity classified post closing of the transaction.

(EE)  No longer applicable

(FF)  Reflects the in interest expense related to the amortization of the debt discount of $498,393. Assuming the funding would have occurred on January 1, 2024 the first period presented, as further described in adjustment L above.

Note 5 — Net (Loss) Income per Share

The following table shows the net (loss) income per share calculated using the historical weighted average shares of Common Stock outstanding for the nine months ended September 30, 2025.

Three Months Ended September 30, 2025	Asset Acquisition	Offering
Pro forma net income (loss)	$(6,232,569)	$(6,232,569)
Pro forma weighted average shares outstanding – basic and diluted	6,575,561	11,895,061
Net income (loss) per share – basic and diluted	$(0.95)	$(0.52)
Pro Forma Weighted Average Shares
TSII shareholders	800,000	800,000
SPAC shareholders(1)	25,561	25,561
Sponsor and underwriter(1)	5,750,000	5,750,000
Public Offering		5,320,000
Pro forma weighted average shares outstanding, basic and diluted(2)	6,575,561	11,895,061

____________

(1)      This amount excludes 9,400,000 private warrants and 11,500,000 public warrants outstanding of SPAC.

(2)      This amount excludes the shares issuable under the exchange for the October 2024 convertible note of 355,000 and the October 2025 convertible note of 60,000 shares The following table shows the net (loss) income per share calculated using the historical weighted average shares of Common Stock outstanding for the three months ended December 31, 2024.

Year Ended December 31, 2024	Asset Acquisition	Offering
Pro forma net income (loss)	$(8,007,731)	$(8,007,731)
Pro forma weighted average shares outstanding – basic and diluted	6,575,561	11,895,061
Net income (loss) per share – basic and diluted	$(1.22)	$(0.67)
Pro Forma Weighted Average Shares
TSII shareholders	800,000	800,000
SPAC shareholders(1)	25,561	25,561
Sponsor and underwriter(1)	5,750,000	5,750,000
Public Offering		5,300,000
Pro forma weighted average shares outstanding, basic and diluted(2)	6,575,561	11,895,061

____________

(1)      This amount excludes 9,400,000 private warrants and 11,500,000 public warrants outstanding of SPAC.

(2)      This amount excludes the shares issuable under the exchange for the October 2024 convertible note of 355,000 and the October 2025 convertible note of 60,000 shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the Company’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Uinta Infrastructure Group Corp. (“Holdings” or the “Company”) was incorporated in Delaware on November 6, 2024, and Holdings’ registered office is at 800 Capital Street, Suite 2400, Houston, TX 77002-2925. Holdings was formed as a wholly-owned subsidiary of Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“Integrated Rail”).

On August 12, 2024, Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC” or “Integrated Rail”), Uinta Infrastructure Group Corp., a Delaware corporation (“Holdings,” and following the Business Combination (as defined below), the “Registrant”), Uinta Lower Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), Uinta Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings (“SPAC Merger Sub”), Uinta Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings (“Company Merger Sub,” and together with SPAC Merger Sub, the “Merger Subs”), Tar Sands Holdings II, LLC, a Utah limited liability company (“TSII”), and Endeavor Capital Group, LLC, as company member representative (in such capacity, the “Company Member Representative”), entered into an Agreement and Plan of Merger, dated as of August 12, 2024 (as amended by that certain Amendment to and Waiver of Agreement and Plan of Merger, dated November 8, 2024, that certain Second Amendment to Agreement and Plan of Merger, dated December 31, 2024, that certain Waiver to Agreement and Plan of Merger, dated April 30, 2025, that certain Third Amendment to Agreement and Plan of Merger, dated May 14, 2025, that certain Fourth Amendment to Agreement and Plan of Merger, dated July 14, 2025, that certain Fifth Amendment to Agreement and Plan of Merger, dated September 15, 2025, and that certain Sixth Amendment to Agreement and Plan of Merger, dated December 12, 2025, and as may be further amended or modified from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, on December 12, 2025 (the “Closing Date”):

•        SPAC Merger Sub merged with and into SPAC (the “SPAC Merger”), with SPAC continuing as the surviving corporation and a wholly owned subsidiary of Holdings (the “SPAC Surviving Subsidiary”); and

•        Company Merger Sub merged with and into TSII (the “Company Merger” and, together with the SPAC Merger, the “Mergers”), with TSII continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings (the “Surviving Company”).

The transactions contemplated by the Merger Agreement, including the Mergers and the related transactions, are collectively referred to herein as the “Business Combination.” As of September 30, 2025, the we had not yet closed on the transaction as such the below results of operation and liquidity discussion is for both TSII and SPAC as of September 30, 2025, refer to the pro forma included elsewhere for additional information has the transaction closed as of September 30, 2025.

Results of Operations of TSII

For the Nine Months Ended September 30, 2025 compared to the Nine Months Ended September 30, 2024

Our financial results for the nine months ended September 30, 2025 and 2024 are summarized as follows:

	For the Nine Months Ended September 30,		Change	% Change

	2025	2024
Revenue:
Rental revenue and other revenue	$20,000	$18,000	$2,000	11%
Operating expenses:
Accretion and depreciation	28,995	26,982	2,013	7%
Salaries and wages	61,744	54,177	7,567	14%
Property tax	43,580	30,000	13,580	45%
Professional fees	145,728	71,955	73,773	103%
Other expenses	29,617	80,143	(50,526)	(63)%
Total operating expenses	309,664	263,257	46,407	18%
Loss from Operations	(289,664)	(245,257)	(44,407)	18%

Loss before income taxes	(289,664)	(245,257)	(44,407)	18%
Income tax benefit	—	—	—	0%
Net loss	$(289,664)	$(245,257)	$(44,407)	18%

Revenues, net

The Company has not had any significant mining operations since 2015. The primary source of revenues for the Company during 2025 and 2024 is related to the Company renting unimproved land on a month to month basis for $2,000 to $4,000 per month. The lessee primarily used the land for parking heavy equipment. Revenues increased during nine months ended September 30, 2025 by $2,000 as the lessee utilized the space for more days during the current period as compared to the prior period.

Accretion and depreciation expenses

The Company has an Asset Retirement Obligation (“ARO”) recorded that is associated with its oil and natural gas property; the fair value of the ARO was recorded as a liability and is accreted over time until the date the ARO is to be paid. For the nine months ended September 30, 2025, accretion expenses were slightly higher than that of the prior period as the average ARO increases.

Associated with this property is the asset retirement cost which is the estimated cost of retiring the asset, whereas the asset retirement obligation is the estimated reclamation cost once the asset is deemed to be no longer productive. The asset retirement cost was fully impaired at the time the oil producing assets were impaired.

Salaries and wages expenses

Salaries and wages expenses include all payroll related expenses including benefits and payroll taxes. Salaries and wages expenses were $7,567 higher for the nine months ended September 30, 2025 as compared to the prior period due to additional hours incurred from internal personnel related to maintaining and accounting for the facility.

Property tax

The Company accrues property tax for the estimated tax obligations that are paid on an annual basis. The property tax estimates are trued up to actual property tax obligations on an annual basis as payments are made and actual obligations are settled. The estimated property tax is higher than the prior year estimates consistent with the updated property tax assessment by Uintah County.

Professional fees

The Company paid additional accounting, legal, and consulting fees in the nine months ended September 30, 2025 in conjunction with the Business Combination Agreement with SPAC. There were fewer expenses incurred during the prior period.

Other expenses

For the nine months ended September 30, 2025, other expenses decreased by $50,526 when compared to the prior year. The decrease is primarily attributable to a one time $50,000 transaction charge in 2024 related to closing the acquisition with IRR, there were no comparable charges in the current period.

Income tax

The Company is a limited liability company under provisions of the Internal Revenue Code and elected to be treated as a partnership for income tax purposes. As such, the payment and recognition of income taxes are the responsibility of the members of the Company. There are no income taxes accrued at the Company level.

For the Three Months Ended September 30, 2025 compared to the Three Months Ended September 30, 2024

Our financial results for the three months ended September 30, 2025 and 2024 are summarized as follows:

	For the Three Months Ended September 30,		Change	% Change

	2025	2024
Revenue:
Rental revenue and other revenue	$8,000	$4,000	$4,000	100%
Operating expenses:
Accretion and depreciation	9,665	8,994	671	7%
Salaries and wages	28,538	18,827	9,711	52%
Property tax	12,000	7,914	4,086	52%
Professional fees	17,325	67,005	(49,680)	(74)%
Other expenses	8,766	60,122	(51,356)	(85)%
Total operating expenses	76,294	162,862	(86,568)	(53)%
Loss from Operations	(68,294)	(158,862)	90,568	(57)%

Loss before income taxes	(68,294)	(158,862)	90,568	(57)%
Income tax benefit	—	—	—	0%
Net loss	$(68,294)	$(158,862)	$90,568	(57)%

Revenues, net

The Company has not had any significant mining operations since 2015. The primary source of revenues for the Company during 2025 and 2024 is related to the Company renting unimproved land on a month to month basis for $2,000 to $4,000 per month. The lessee primarily used the land for parking heavy equipment. Revenues increased during three months ended September 30, 2025 by $4,000 as the lessee utilized the space for more days during the current period as compared to the prior period.

Accretion and depreciation expenses

The Company has an ARO recorded that is associated with its oil and natural gas property; the fair value of the ARO was recorded as a liability and is accreted over time until the date the ARO is to be paid. For the three months ended September 30, 2025, accretion expenses were slightly higher than that of the prior period as the average ARO increases.

Associated with this property is the asset retirement cost which is the estimated cost of retiring the asset, whereas the asset retirement obligation is the estimated reclamation cost once the asset is deemed to be no longer productive. The asset retirement cost was fully impaired at the time the oil producing assets were impaired.

Salaries and wages expenses

Salaries and wages expenses include all payroll related expenses including benefits and payroll taxes. Salaries and wages expenses were $9,711 higher for the three months ended September 30, 2025 as compared to the prior period due to additional hours incurred from internal personnel related to maintaining and accounting for the facility.

Property tax

The Company accrues property tax for the estimated tax obligations that are paid on an annual basis. The property tax estimates are trued up to actual property tax obligations on an annual basis as payments are made and actual obligations are settled. The estimated property tax is higher than the prior year estimates consistent with the updated property tax assessment by Uintah County.

Professional fees

The Company paid fewer accounting, legal, and consulting fees in the three months ended September 30, 2025 in conjunction with the Business Combination Agreement with SPAC. The majority of these type of expenses were incurred earlier in the year.

Other expenses

For the three months ended September 30, 2025, other expenses decreased by $51,356 when compared to the prior year. The decrease is primarily attributable to a one time $50,000 transaction charge in 2024 related to closing the acquisition with IRR, there were no comparable charges in the current period.

Income tax

The Company is a limited liability company under provisions of the Internal Revenue Code and elected to be treated as a partnership for income tax purposes. As such, the payment and recognition of income taxes are the responsibility of the members of the Company. There are no income taxes accrued at the Company level.

Critical Accounting Policies and Estimates

Basis of Presentation

We prepare our financial statements in conformity with GAAP, which requires management to make certain estimates and assumptions and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the condensed financial statements are prepared, and actual results could differ from our estimates and such differences could be material. Due to the need to make estimates about the effect of matters that are inherently uncertain, materially different amounts could be reported under different conditions or using different assumptions. On a regular basis, we review our critical accounting policies and how they are applied in the preparation of our condensed financial statements, as well as the sufficiency of the disclosures pertaining to our accounting policies in the footnotes accompanying our financial statements. Described below are the most significant policies we apply in preparing our condensed financial statements, some of which are subject to alternative treatments under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. See “Note 2 — Summary of Significant Accounting Policies” to our condensed financial statements.

Impairment of Other Long-lived Assets

The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of the asset by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposition. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and estimated fair value. With regards to the open mine properties, in 2015 management made the decision to shut down the mining operations of the tar sands mine. Due to management intentions as well as the poor economic standing of the Company, various long-lived assets including assets related to mining production, were impaired in prior periods.

Asset Retirement Obligations

ARO consists of future land reclamation expenses on open mine properties. The fair value of the ARO was recorded as a liability in the period in which the mine was acquired with a corresponding increase in the carrying amount of asset retirement costs of the assets. The liability is accreted for the change in its present value each period based on the expected dates that the mine will be required to be reclaimed. The capitalized cost of ARO is included as a fixed asset and is a component of these assets for purposes of impairment. The asset and liability may be adjusted for changes resulting from revisions to the timing or the amount of the original estimate when deemed necessary. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Recent Accounting Pronouncements

All recently issued but not yet effective accounting pronouncements have been deemed to be either not applicable or immaterial to the Company.

Liquidity and Capital Resources

Capital Resources and Available Liquidity

Our liquidity and capital requirements are primarily a function of our working capital needs and contractual obligations. Our primary sources of liquidity are cash flows from rental activities, cash on hand, and access to capital availability from the owners of the Company in the form of notes payable obligations or equity contributions.

Our liquidity position as of September 30, 2025 was $3,511 of unrestricted cash and cash equivalents. Our liquidity position subsequent to September 30, 2025 is primarily influenced by the recent acquisition of the Company and the financial resources of the acquirer.

We believe our cash flows from operations and available capital resources will only be sufficient to meet our current working capital and liquidity requirements for the next 12 months with additional resources available from the owners of the Company. We will seek to raise additional debt or equity capital to fund our business. We cannot offer any assurances that such capital will be available in sufficient amounts or at an acceptable cost.

We will need to raise substantial amounts of additional capital in order to execute our business plan post-closing. We estimate that we will incur approximately $12 million in acquisition costs and related fees, approximately $64 million to refurbish the Facility, and $20-24 million in general business expenses. We believe we will be able to consistently generate revenue by Q4 2026, at which point we will no longer need additional financing.

The following management’s discussion and analysis of our financial condition and results of operations (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2025 and 2024, and our audited financial statements and related notes thereto as of and for the years ended December 31, 2024 and 2025. Unless the context indicates otherwise, references to “Integrated,” “the Company,” “we,” “us,” and “our” in this MD&A refer to Integrated Rail & Resources Inc. and its associated subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated.

Results of Operations of SPAC

The SPAC had neither engaged in any operations nor generated any operating revenues through September 30, 2025. Our only activities from inception through September 30, 2025 were organizational activities and those necessary to prepare for the Initial Public Offering and an initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We have incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and other expenses in connection with searching for, and completing, a Business Combination.

For the three months ended September 30, 2025, we had a net income of $5,995,512, which consisted of interest and income earned on cash and investment in the Trust Account of $7,045, change in fair value of warrant liabilities of $6,980,000, and change in fair value of conversion event of $14,464, partially offset by the operating costs of $917,076, excise tax interest and penalties of $67,884, interest expense of $18,676, and a provision for income taxes of $2,361.

For the three months ended September 30, 2024, we had a net income of $21,037, which consisted of interest and income earned on cash and investment in the Trust Account of $328,437 and a non-cash change in fair value of warrant liabilities of $209,000 partially offset by operating costs of $405,080 and a provision for income taxes of $111,320.

For the nine months ended September 30, 2025, we had a net loss of $5,562,621, which consisted of change in fair value of warrant liabilities of $2,508,000, operating costs of $2,401,679, excise tax interest and penalties of $466,319, interest expense of $235,397, change in fair value of conversion event of $3,527, and a provision for income taxes of $11,297, partially offset by the interest and income earned on cash and investment in the Trust Account of $63,598.

For the nine months ended September 30, 2024, we had a net income of $1,273,479, which consisted of interest and income earned on cash and investment in the Trust Account of $1,274,699 and a gain on change in fair value of warrant liabilities of $1,254,000 partially offset by operating costs of $890,887, and a provision for income taxes of $364,333.

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2024 were organizational activities and those necessary to prepare for the Initial Public Offering and an initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We have incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and other expenses in connection with searching for, and completing, a Business Combination.

For the year ended December 31, 2024, we had a net loss of $4,822,902, which consisted of change in fair value of warrant liabilities of $2,090,000, interest expense of $422,128, change in fair value of conversion event of $17,821, operating costs of $3,054,750, a provision for income taxes of $462,092 and excise tax interest and penalties of $214,457, partially offset by the interest and income earned on cash and investment in the Trust Account of $1,438,346.

For the year ended December 31, 2023, we had a net income of $3,543,111, which consisted of operating costs of $1,391,654 and a provision for income taxes of $1,018,482, partially offset by the interest and income earned on cash and investment in the Trust Account of $5,117,247 and a gain on change in fair value of warrant liabilities of $836,000.

Liquidity and Capital Resources

At September 30, 2025, we had $4,458 in cash and a working capital deficit of $16,867,809.

For the nine months ended September 30, 2025, cash used in operating activities was $1,561,760. Net loss of $5,562,621 was affected by change in fair value of Warrant Liabilities of $2,508,000, interest and income on cash and Trust Account investments of $63,433, interest expense of $235,397 and change in fair value of conversion event liability of $3,527. Changes in operating assets and liabilities provided $1,317,370 of cash from operating activities.

For the nine months ended September 30, 2024, cash used in operating activities was $523,726. Net income of $1,273,479 was affected by a change in the fair value of warrant liabilities of $1,254,000, and interest from cash and marketable securities held in the Trust Account of $1,274,695. Changes in operating assets and liabilities affected cash positively by $731,490 of cash for operating activities.

For the nine months ended September 30, 2025, cash provided by investing activities was $2,628,082 affected by cash withdrawn from Trust Account to pay franchise and income taxes of $72,283, cash withdrawn from Trust Account in connection with redemption of $2,765,802 and offset by cash deposited into Trust Account of $210,003.

For the nine months ended September 30, 2024, cash provided by investing activities was $50,250,851 including cash deposited in Trust Account of $540,000, withdrawal from Trust Account to pay franchise and income taxes of $83,253 and withdrawal from the Trust Account to redeeming stockholders for $50,707,598.

For the nine months ended September 30, 2025, cash used in financing activities was $1,101,802 affected by proceeds from a note payable from a related party of $1,675,000, repayment of note payable with a related party of $11,000 and redemption of common stock of $2,765,802.

For the nine months ended September 30, 2024, cash used in financing activities was $49,726,888 and included $540,000 in proceeds from a note payable from Sponsor and a related party of the Company for $440,710 and a payment to redeeming stockholders for $50,707,598.

For the year ended December 31, 2024, cash used in operating activities was $2,544,827. Net loss of $4,822,902 was affected by change in fair value of Warrant Liabilities of $2,090,000, interest and income on cash and Trust Account investments of $1,438,341, interest expense of $422,128 and change in fair value of conversion event liability of $17,821. Changes in operating assets and liabilities provided $1,186,467 of cash from operating activities.

For the year ended December 31, 2024, cash provided by investing activities was $70,932,201 and affected by cash withdrawn from Trust Account for payment to redeeming stockholders for $70,178,335, transfer of funds from Trust Account for payment of franchise and income taxes of $1,443,866 and cash deposited in Trust Account of $690,000.

For the year ended December 31, 2024, cash used in financing activities was $68,347,625 affected by a payment to redeeming stockholders for $70,178,335, proceeds from convertible promissory note of $1,500,000, proceeds from a note payable from Sponsor of $540,000, and a repayment of Note Payable — Related Party of $209,290.

For the year ended December 31, 2023, cash used in operating activities was $1,406,946. Net income of $3,543,111 was affected by a change in the fair value of warrant liabilities of $836,000, deferred income taxes of $260,225, and interest and realized gains on marketable securities held in the Trust Account of $5,117,247. Changes in operating assets and liabilities provided $1,263,415 of cash for operating activities.

For the year ended December 31, 2023, cash provided by investing activities was $169,922,981 and affected by cash deposited in Trust Account of $4,853,225, transfer of funds from Trust Account to redeeming stockholders for $174,141,949 and transfer of funds from Trust Account for payment of franchise and income taxes of $634,257.

For the year ended December 31, 2023, cash used in financing activities was $168,570,019 and affected by proceeds from a note payable from Sponsor, and a related party of the Company and other loans outstanding for $4,853,225, advances and proceeds from related party of $100,770 and $617,935, respectively and a payment to redeeming stockholders for $174,141,949.

As of December 31, 2024, the Company withdrew an aggregate of $244,320,284 for payments to redeeming stockholders. At December 31, 2024, the fair value of the investments held in the Trust Account was $3,237,676 as recognized on the balance sheet. As of December 31, 2023, the Company withdrew funds for payment to redeeming stockholders totaling $174,141,949. At December 31, 2023, the fair value of the investments held in the Trust Account was $72,731,536 as recognized on the balance sheet.

At September 30, 2025, we had cash of $4,458 held outside of the Trust Account, advances from related parties for $100,770 used for working capital purposes, a Note Payable due to the Sponsor of the Company for $5,393,225 for extension purposes, Notes Payable due to a related party used for working capital purposes of $2,054,710 an additional working capital loan due to the Sponsor of the Company for $17,935 and a convertible promissory note for $1,500,000.

The Company may need to raise additional funds to meet expenditures required for operating its business as it currently has insufficient funds available to operate.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and while the Company believes it has sufficient access to additional sources of capital, there are no assurances that such additional capital will ultimately be available. In addition, the Company currently has less than 12 months from the date these consolidated financial statements were issued to complete a Business Combination and if the Company is unsuccessful in consummating an initial Business Combination, it is required to liquidate and dissolve. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC 205-40, “Presentation of Financial Statements — Going Concern”, management has determined that these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the combination period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the combination period.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

During the period ended September 30, 2025, we had two promissory notes with a related party for and aggregate of $2,054,710 to fund working capital and a convertible promissory note for $1,500,000 outstanding. Additionally, at September 30, 2025 we owed an affiliate of the Sponsor $5,393,225 to fund costs related to the extension of the date by which the Company must consummate an initial Business Combination pursuant to the Company’s Amended and Restated Certificate of Incorporation (as amended on February 9, 2023, August 8, 2023, February 12, 2024 and September 19, 2025). We had an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative services provided to the Company. This monthly fee and the balance due was waived in March 2025.

The Company has entered into an investment banking advisory services agreement pursuant to which fees will be paid upon the closing of an acquisition during the term of the agreement through 24 months after the termination of the agreement. Fees will be charged at the greater of $4,250,000 or up to 0.65% of the acquisition value if the acquisition value exceeds $900 million. The investment banking advisory fees are contingent on both the consummation and the specific terms of an initial Business Combination, neither of which can be reasonably predicted at this time. Accordingly, no accrual has been made for these arrangements in the consolidated financial statements.

Critical Accounting Estimates

Derivative Liabilities

In determining the fair value of the Warrants and conversion event, assumptions related to market activity, expected share-price volatility, expected time to consummating a business combination, risk-free interest rate, discount rate, probability of closing on a business combination, and a market adjustment for an implied probability of closing on a business combination are utilized. The Company estimates the volatility, probability of closing on a business combination and market adjustment for implied probability of closing on a business combination based on a set of peer companies. The Company estimates common stock based on historical volatility that matches the expected remaining life of the warrants. The fair value of the warrant liabilities and conversion event liability is subject to change in future periods based on the underlying assumptions and changes in market data.

Recent Accounting Standards

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The company is still reviewing the impact of ASU 2023-09.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material adverse effect on the Company’s consolidated financial statements.

OUR BUSINESS

Stockholders should read this section in conjunction with the more detailed information about the Company contained in this prospectus, including our audited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Description of the Business

Tar Sands Holdings II, LLC, a Utah limited liability company, was formed in 2013 and is wholly owned by Endeavor Capital Group, LLC. In 2013, the Company acquired certain oil and gas assets at Asphalt Ridge, northeastern Utah, in connection with the bankruptcy of the prior owner of such assets. Since that time, the Company has not conducted meaningful operations of these assets. The Company intends to upgrade and bring its Facility online in order to process and refine feedstock oil to produce products to customer specifications.

Our primary assets include:

•        Ownership of 760 acres of core drilled land in fee simple absolute at Asphalt Ridge in northeastern Utah, consisting of two (2) designated mining tracts — the South “A” Tract and the “D” Tract (together, the “Property”);

•        A mine facility located on the South “A” Tract (the “Mine”); and

•        A large-scale mining permit for the Mine.

Shell Commitment Agreement

The following is a summary of the Shell Commitment Agreement between STUSCO and the Company entered into on May 7, 2025. Under this arrangement, STUSCO is the exclusive supplier of crude oil to the Facility, and the exclusive purchaser of refined products from the Facility, for an initial term of seven years following commencement of operations, with automatic two-year renewal periods thereafter unless terminated by STUSCO. The Company is responsible for the restoration and operation of the Facility at its own cost and risk, and must meet certain conditions precedent, including completion of construction and regulatory approvals, before the agreement becomes fully effective. The agreement provides for pricing based on published market indices with fixed differentials and includes provisions addressing exclusivity, right of first refusal on facility expansions, most favored nation terms, and customary termination, force majeure, and indemnification clauses.

Property

The hydrocarbon potential for oil sands is widely recognized. North America contains the largest known oil sand deposit in the world, Utah contains the largest known U.S. oil sand deposit, and Asphalt Ridge is one of Utah’s largest and most accessible oil sands deposit. The Asphalt Ridge oil sand deposit is located in the Uinta Basin in eastern Utah near the town of Vernal. It is situated on the east flank of the Uinta Basin syncline dipping to the southwest at 3 to 8 degrees. Numerous faults of differing size occur along Asphalt Ridge, which help define the oil-saturated areas. The deposit is comprised of unconsolidated oil-wet sandstone up to 300 feet in thickness, with overburden thickness ranging from 0 to 500 feet. There are three well-defined priority “pit” areas of Asphalt Ridge where the surface mineable reserves are principally located. These areas are referred to as the “A,” “D,” and “South” Tracts. The Company acquired the “A” and “D” Tracts in 2013, which provides it with the most concentrated oil sands reserves at Asphalt Ridge. It is not anticipated that oil sands will be developed in the near term. Instead, the Company will focus on processing feedstock under the Shell Commitment Agreement.

Facility

The Company’s existing extraction facility is located on the “A” Tract. This open pit has been minded since the 1920’s (primarily for asphalt and road base) and the initial overburden has been removed and necessary regulatory approvals are in place. In 1999, approximately $23 million was expended to construct a solvent (surfactant) 2,000 barrel per day facility to produce bitumen and recover 1,000 barrels of solvent. This process proved unsuccessful, primarily due to severe emulsion issues created by the surfactants. The operator then tested and confirmed the commercial viability of using a modified hot water process to separate oil from sand (the “Separation Technology”). However, low oil prices at the time stalled upgrades to the Facility that were necessary in order to utilize the Separation Technology. In 2008, approximately $39 million of additional capital was expended to enhance the Separation Technology, refurbish the entire Facility to utilize the Separation Technology, reconfigure and expand existing infrastructure and re-construct the Mine site. Major areas of the refurbished production Facility have been successfully tested and commissioned with oil sands. The result of the commissioning process has demonstrated that oil extraction is commercially feasible. However, operations were shut down in February 2010 due to lack of funding.

It is anticipated that the majority of the existing equipment associated with the refining process will be utilized to produce commercial products for the Customer. Additional equipment and process changes will be required to achieve this and will be redesigned to accommodate the Customer feedstock. Existing tar sand handling facilities will be properly decommissioned and removed from the location to improve environmental conditions and make room for anticipated refining expansions.

The Property also includes a transload truck facility and terminal, which will be expanded as required to allow for efficient terminalling and transportation crude feedstock and refined products. The Customer will be responsible for delivery of feedstock and refined products.

Phase 1 Engineering Review

Becht Engineering BT, Inc., an engineering, inspection, and capital reserve consulting firm (“Becht”) was engaged to initiate a three-staged Front-End Loading (“FEL”) engineering review to assess the technical and economic feasibility of existing equipment to meet processing requirements and identify equipment changes, modifications and additions necessary to achieve production targets. The first of three FEL stages (“Phase 1”) was completed in January 2025. Phase 1 deliverables include a feasibility report and an AACE Class V cost estimate. The feasibility report focused strictly on process engineering feasibility and rough order of magnitude costs.

The remaining FEL stages will be conducted by BHI, Co. an engineering, procurement, and construction firm (“BHI”), with Becht transitioning to the role of owner’s support and technical consultants for the remainder of the project. The second of the three FEL stages (“FEL-2”) was completed in January 2026. The third of the three FEL stages (“FEL-3”) is expected to be completed by April 2026. The estimated cost for all three FEL stages is $3.6 million ($1 million to Becht and $2.6 million to BHI). The expected In-Service Date is Q2 2027.

Permitting

The Company has in place key permits for original operations and has determined, through initial investigation, that these permits will require certain amendments to address changes in feedstock, refined products and operational capacity. Because the Facility is located on private property, the State of Utah has primary regulatory authority, and the State of Utah has been generally supportive of energy and related processing operations like those anticipated by the Company. As a result, the Company does not anticipate any significant delays with respect to project scheduling due to permitting. In addition, the Company believes that existing permits cover more activities than will be engaged in going forward. In other words, the Company believes it is “over permitted” with respect to its new business plan.

Development Plan

Refining process, equipment and storage will be designed and installed to achieve an initial throughput target of 16,500 barrels per day. Permitting activities will be undertaken to coincide with the production targets and emission control technologies associated with the facilities. It is anticipated that the refining capacity will be expanded over time to increase throughput to match Customer and market demand. Conventional, proven processes and technologies will be utilized and will be built and operated in accordance with safety, environmental and regulatory requirements.

Market Opportunity

We believe that we can establish profitable oil and gas operations in Utah, where our permitted Facility is located, and elsewhere in the western United States. The oil and gas industry currently appears operationally favorable in Utah, and we believe that the overall operating environment and the market for oil and gas in Utah should remain favorable for the foreseeable future. We believe our operations will help meet domestic oil and gas needs that are expected to remain strong for the foreseeable future, and in doing so, we will also support the country’s goal of energy independence.

Products and Target Markets

The Company will be supplied crude oil volumes by the Customer to store, process and deliver refined products on the downstream side of the refinery. The Customer is a global, integrated oil producer that is responsible for the offtake and marketing of the finished products. As such the commodity and market risks will be borne primarily by the Customer with guaranteed minimum volumes to ensure refining operations remain economic.

Customers

We anticipate that our principal customer will initially be STUSCO pursuant to the Shell Commitment Agreement, and in the future would include other refiners, independent marketers, and retailers. Diesel fuel would be sold to refiners, wholesalers, and railroads; jet and maritime fuel would be sold for commercial airline and maritime use; specialty lubricant products would sold in both commercial and specialty markets, and LPG’s would be sold to LPG wholesalers and LPG retailers.

Our initial operations and sales will be conducted pursuant to the Shell Commitment Agreement with STUSCO. See “Description of the Business — Shell Commitment Agreement” for a further description of the Shell Commitment Agreement.

Competition

All facets of the energy industry are highly competitive. Our competitors include major integrated, national, and independent energy companies. Many of these competitors have financial and technical resources and staff which may allow them to better withstand and react to changing and adverse market conditions. In addition, the energy industry is subject to global economic and political factors and changing governmental regulations. Our operating results are affected by changes in pricing for crude oil, feedstocks, and natural gas, as well as changes in the markets that we serve.

Typical competition in the refining space is heavily dependent on price of feedstock compared to the value of refined products which exposes many of the refiners to commodity risks associated with both upstream and downstream markets. The structure of this business, with the Shell Commitment Agreement with a major Customer in place, facilitates competitiveness against larger market peers. Additionally, due to the location of this processing facility, we believe that the Company is the only refiner in the Uinta Basin that can improve competitive economics related to lower transportation costs, which other refiners in the region are currently unable to capture.

Corporate Information

Our principal executive office is located at 400 W. Morse Blvd, Suite 220, Winter Park, FL 32789 and our telephone number is (321) 972-1583.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any other materials that we file with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) by us will be available on the SEC’s website at www.sec.gov.

ENVIRONMENTAL REGULATIONS

Our activities are subject to federal, state, and local laws and regulations governing environmental quality and pollution control. We are subject to extensive and evolving federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Many of these regulations are becoming increasingly stringent, and the cost of compliance can be expected to increase over time. Our policy is to accrue environmental and clean-up related costs of a non-capital nature when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such estimates may be subject to revision in the future as regulations and other conditions change.

Climate Change and Regulation of Greenhouse Gases

According to many scientific studies, emissions of CO2, methane, NOX, and other gases commonly known as GHG are contributing to global warming of the earth’s atmosphere and to global climate change. In response, legislative and regulatory initiatives have been underway to limit GHG emissions. The U.S. Supreme Court determined that GHG emissions fall within the federal Clean Air Act (“CAA”) definition of an “air pollutant” and EPA promulgated an endangerment finding, paving the way for regulation of GHG emissions under the CAA. The EPA has now begun regulating GHG under the CAA. New construction or material expansions that meet certain GHG emissions thresholds will likely require that, among other things, a GHG permit be issued in accordance with the federal CAA regulations, and we would be required, in connection with such permitting, to undertake a technology review to determine appropriate controls to be implemented in order to reduce GHG emissions. The EPA has also promulgated rules requiring large sources to report their GHG emissions, which we may become subject to in the future.

Additional regulatory, legislative, and judicial developments are likely to occur in the future. Such developments may affect how these GHG initiatives will impact us. They may also impact the use of and demand for petroleum products, which could impact our business. Further, apart from these developments, tort claims alleging property damage against GHG emissions sources may be asserted. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

National Ambient Air Quality Standards

The EPA has adopted a number of more stringent National Ambient Air Quality Standards (“NAAQS”). States are required to develop State Implementation Plans and ultimately local air districts are required to adopt rules designed to improve air quality over time. More stringent air pollutant standards and corresponding rules have already impacted and will continue to cause many refineries to invest heavily in additional air pollution controls. On October 1, 2015, the EPA adopted rules, which were reaffirmed in December 2020, that substantially tightened the NAAQS for ground-level ozone. These rules are causing many areas of the country to develop requirements for additional controls and limits on combustion emissions and emissions of volatile organic compounds. In October 2021, the EPA announced its intent to revisit the December 2020 decision retaining the 2015 NAAQS standard, opening the door to potential additional tightening of those standards and additional requirements for states around the country to adopt more stringent controls. On February 7, 2024, EPA lowered the fine particulate NAAQS standards. We do not currently anticipate that the NAAQS standards will materially impact our operations, but the new standards could materially impact future projects or expansions.

Fuel Standards

In 2007, the U.S. Congress passed the Energy Independence and Security Act (“EISA”) which, among other things, set a target fuel economy standard of 35 miles per gallon for the combined fleet of cars and light trucks in the U.S. by model year 2020 and contained an expanded Renewable Fuel Standard (the “RFS”). In August 2012, the EPA and National Highway Traffic Safety Administration (“NHTSA”) jointly adopted regulations that establish vehicle carbon dioxide emissions standards and an average industry fuel economy of 54.5 miles per gallon by model year 2025. On March 31, 2022, the EPA and NHTSA published a final rule containing additional fuel efficiency standards for cars and light trucks that include 8-10% reductions of GHG emissions annually through model year 2026. On July 28, 2023, NHTSA issued a notice of proposed rulemaking for cars and light trucks for model years 2027 – 2032. By model year 2032, the revised standards would require an industry-wide fleet average of 58 miles per gallon for passenger cars and light-duty trucks. Higher fuel economy standards have the potential to reduce demand for our refined transportation fuel products.

Under EISA, the RFS requires an increasing amount of renewable fuel to be blended into the nation’s transportation fuel supply. Over time, higher annual RFS requirements have the potential to reduce demand for our refined transportation fuel products. In the near term, the RFS will be satisfied primarily with fuel ethanol blended into gasoline. We, and other refiners subject to the RFS, may meet the RFS requirements by blending the necessary volumes of renewable fuels produced by us or purchased from third parties. To the extent that refiners will not or cannot blend renewable fuels into the products they produce in the quantities required to satisfy their obligations under the RFS program, those refiners must purchase renewable credits, referred to as Renewable Identification Numbers (“RINs”), to maintain compliance. To the extent that we exceed the minimum volumetric requirements for blending of renewable fuels, we can retain these RINs for current or future RFS compliance or sell those on the open market.

Additionally, the RFS enables the EPA to exempt certain small refineries from the renewable fuels blending requirements in the event such requirements would cause disproportionate economic hardship to that refinery. Litigation surrounding the 2022 RFS volumetric requirements and other aspects of those final rules, including the EPA’s denial of small refinery relief, is ongoing.

The RFS may present production and logistics challenges for both the renewable fuels and the petroleum refining and marketing industries in that we may have to enter into arrangements to purchase RINs with other parties or purchase cellulosic biofuels RINs waivers from the EPA to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels.

In October 2010, the EPA issued a partial waiver decision under the federal CAA to allow for an increase in the amount of ethanol permitted to be blended into gasoline from 10% (“E10”) to 15% (“E15”) for 2007 and newer light duty motor vehicles. In 2019, the EPA approved year-round sales of E15, but that approval has been overturned by the courts and, as of January 10, 2022, the U.S. Supreme Court has declined to review further appeals on that subject. On July 2, 2021, a three-judge panel of the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA’s approval of year-round E15 sales. However, in response to supply challenges caused in part by Russia’s invasion of Ukraine, the EPA has issued certain emergency waivers to permit additional E15 sales. There are numerous issues, including state and federal regulatory issues, that need to be addressed before E15 can be marketed on a large scale for use in traditional gasoline engines; however, increased renewable fuel in the nation’s transportation fuel supply could reduce demand for our refined products.

The EPA also published a final Tier 3 gasoline standard that requires, among other things, that gasoline contain no more than 10 parts per million (“ppm”) sulfur on an annual average basis and no more than 80 ppm sulfur on a per-gallon basis. The standard also lowered the allowable benzene, aromatics, and olefins content of gasoline.

There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in the EISA, RFS, and other fuel-related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels.

Solid and Hazardous Waste

Our business generates waste, which may include hazardous waste, that is subject to regulation under the federal Resource Conservation and Recovery Act (“RCRA”) and state statutes. The EPA has limited the disposal options for certain hazardous wastes and state regulation of the handling and disposal of certain wastes associated with refining operations is becoming more stringent. We believe that our operations are in material compliance with all applicable RCRA regulations.

Superfund

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain persons with respect to the release or threatened release of a “hazardous substance” into the environment. These persons include the current owner and operator of a site, any former owner or operator who operated the site at the time of a release, transporters, and persons that disposed or arranged for the disposal of hazardous substances at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs of such action. State statutes impose similar liability.

Under CERCLA, the term “hazardous substance” does not include “petroleum, including crude oil or any fraction thereof,” unless specifically listed or designated. While this “petroleum exclusion” lessens the significance of our operations, we may generate wastes that may fall within CERCLA’s definition of a “hazardous substance” in the course of our ordinary refining operations. Although we and, to our knowledge, our predecessors have used operating and disposal practices that were standard in the industry at the time, “hazardous substances” may have been disposed or released on, under, or from the properties currently or historically owned or leased by us or on, under, or from other locations where these wastes have been taken for disposal. At this time, we do not believe that we have any material liability associated with any Superfund site and we have not been notified of any claim, liability, or damages under CERCLA.

Oil Pollution Act

The Oil Pollution Act of 1990 (“OPA”) and regulations thereunder impose a variety of requirements on “responsible parties” related to the prevention of crude oil spills and liability for damages resulting from such spills in U.S. waters. A “responsible party” includes the owner or operator of a facility or vessel or the lessee or permittee of the area in which an offshore facility is located. While liability limits apply in some circumstances, few defenses exist to the liability imposed by the OPA. We are not aware of the occurrence of any action or event that would subject us to liability under OPA and we believe that compliance with OPA’s financial responsibility and other operating requirements will not have a material adverse effect on us.

Discharges and Marine Protection

The Clean Water Act (“CWA”) regulates the discharge of pollutants to waters of the U.S., including wetlands, and requires a permit for the discharge of pollutants, including petroleum, to such waters. Certain facilities that store or otherwise handle crude oil are required to prepare and implement Spill Prevention, Control, and Countermeasure and Facility Response Plans relating to the possible discharge of oil to surface waters. We are required to prepare and comply with such plans and to obtain and comply with discharge permits. The CWA also prohibits spills of oil and hazardous substances to waters of the U.S. in excess of levels set by regulations and imposes liability in the event of a spill. We believe we are in substantial compliance with these requirements and that any noncompliance would not have a material adverse effect on us.

Other statutes provide protection to animal and plant species. These laws and regulations may require the acquisition of a permit or other authorization before extraction or construction related to the oil and gas industry commences and may limit or prohibit construction, extraction, and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations.

State laws further regulate discharges of pollutants to surface and groundwaters, require permits that set limits on discharges to such waters, and provide civil and criminal penalties and liabilities for spills to both surface and groundwaters. Some states have imposed regulatory requirements to respond to concerns related to potential for groundwater impact from oil and gas exploration and production.

Air Emissions

Our refining operations are subject to local, and state, regulations for the control of emissions from sources of air pollution. Administrative enforcement actions for failure to comply strictly with air regulations or permits may be resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could impose civil and criminal liability for non-compliance. An agency could require us to forgo construction or operation of certain air emission sources. We believe that we are in substantial compliance with air pollution control requirements.

Our refining business is subject to very significant state air permitting and pollution control requirements, including some that are the subject of ongoing enforcement activities by the State EPA as described in more detail below. The State EPA continues to review and, in many cases, tighten ambient air quality standards, which standards, along with the advancement of pollution control technologies, could result in new regulatory and permit requirements that will impact our refining activities and involve additional costs.

On September 29, 2015, the EPA announced a final rule updating standards that control toxic air emissions from petroleum refineries, addressing, among other things, flaring operations, fence line air quality monitoring, and additional emission reductions from storage tanks and delayed coking units. Compliance with this rule has not had a material impact on our financial condition, results of operations, or cash flows to date. However, new operating and other regulatory standards could involve additional costs, and failure to comply with such standards could involve penalties, each of which could be material.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices; however, Congress could reenact price controls in the future. Our sales of crude oil are affected by the availability, terms, and cost of transportation. We anticipate that oil produced from the Facility will initially be trucked to market, and that it may be trucked to market over the long-term.

The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulation Commission (“FERC”) regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors. Further, interstate, and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry. We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Therefore, we cannot provide any assurance that the less stringent regulatory approach established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendments and Reauthorization Act, and similar state statutes require us to organize and/or disclose information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities, and local citizens.

HUMAN CAPITAL

Workforce Composition

We believe our employees are our most valuable asset. By investing in our employees, we are able to achieve success and continue to execute on our mission and vision. On December 31, 2024, our workforce consisted of two (2) employees.

Culture and Values

We are a values-driven company. Our tight-knit community values integrity, creativity, hard work, and respect for others. We value innovative thought, which we believe drives our growth and success. We value the unique heritage, experiences, and contributions of everyone we get to work with and serve. As we pursue growth and success, we believe it is important to keep our people safe, to value our diversity, and to protect our environment.

Benefits

We offer competitive compensation, benefits, and time-off packages to promote employee fulfillment and work-life balance. Our benefits include our retirement savings plan with company match, employee stock purchase plan, extensive health and wellness benefits, generous time off allowance, and a tuition reimbursement program.

Health and Safety

Safety is paramount to every operation and activity we undertake. We recognize that our responsible stewardship impacts every employee, every contractor, and every member of the community, and we embrace that responsibility. We promote a culture of continuous safety improvement with a keen eye for evaluating and managing risk. We continually monitor and improve the effectiveness of our health and safety programs, policies, and procedures to achieve this objective.

CYBERSECURITY

We maintain a cybersecurity program that is reasonably designed to protect our information, and that of our customers, against cybersecurity threats that could have material adverse effects on the integrity and effectiveness of our information systems.

Cybersecurity threats and related incidents have not had a material impact on the company to date, but future cybersecurity incidents could have a material effect on our business, financial condition, and results of operations. While we have not experienced any material cybersecurity incidents, there can be no guarantee that we will not be the subject of future successful attacks.

PROPERTIES

Please read “Description of Business” for the location and general character of the properties used in our refining and logistics operations. These properties and facilities have no current operations.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of our business. No legal proceedings are pending against us that we believe individually or collectively could have a materially adverse effect upon our financial condition, results of operations, or cash flows.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Brian M. Feldott	49	Chief Executive Officer and Director Nominee
Ivan Varela	31	Chief Operating Officer
Jason Demers	51	Chief Development Officer
Timothy J. Fisher	45	Chief Financial Officer and Director Nominee
Andrew DiPaolo	44	Chief Commercial Officer
Ronald C. Copley(1)(2)(3)	60	Director Nominee
Jason C. Reeves(1)(2)(3)	53	Director Nominee
Mark A. Michel	51	Director Nominee
Scott Humphrey(1)(2)(3)	54	Director Nominee
Lee Boothby(1)(2)(3)	64	Director Nominee

____________

(1)      Member of the audit committee.

(2)      Member of the compensation committee.

(3)      Member of the nominating and corporate governance committee.

Executive Officers

Brian M. Feldott serves as our Chief Executive Officer and as a director. Mr. Feldott served as a director of SPAC since November 2021 until December 2025. Mr. Feldott served as the Chief Financial Officer at Rise Oil and Gas from 2023-2025. He is a subject matter expert in corporate finance, treasury operations and accounting. He has excelled at building relationships with investor and bank groups as well as developing cross functional corporate teams to achieve success and maximize value while minimizing risk. He gained his experience over two decades in corporate finance, treasury, tax and public accounting within large international public companies, including as the Chief Financial Officer at East Shore Investments from 2019 to 2023, and Newfield Exploration Company and Newpark Resources Inc. from 2010 to 2019.

As treasurer at Newfield from 2017 to 2019, he was responsible for tax, corporate finance, treasury, and risk management. He was responsible for negotiating and raising $2 billion in unsecured capital and he led a tax saving initiative resulting in nearly $50 million of benefits for Newfield. As the finance integration team leader during the Encana merger, he led the integration for all finance functions from Newfield and played a significant role in the successful transition of finance functions and related operations. Before joining Newfield, Brian served as the Treasurer and Director of Investor Relations for Newpark, an international oil field services company. While at Newpark from 2010 to 2017, he enhanced the global treasury function by centralizing the operations and enhancing the capital structure, this included the issuance of convertible bonds and multiple credit facilities. In addition, his investor relations work resulted in the company gaining Tier-1 analyst coverage for the first time in company history. Prior to that, he served as Senior Director of Tax and Treasury for ExpressJet Airlines. While at ExpressJet, he helped lead the successful spin-off of the company from Continental Airlines and developed the company’s accounting, treasury and tax departments as well as the financing of a fleet of 274 aircraft. Brian is a Certified Public Accountant in the state of Texas. He earned a bachelor’s degree in economics from the University of Texas, an MBA in finance from the University of Houston and a master’s of legal studies in oil, gas and energy law from the University of Oklahoma.

Timothy J. Fisher is serves as our Chief Financial Officer and as a director. Mr. Fisher served as the Vice Chairman, President and Chief Financial Officer of SPAC since November 2022 until December 2025. He also served as SPAC’s Senior Vice President and Chief Acquisition Officer from March 2021 until November 2022, and Director from November 2021 until November 2022. Mr. Fisher serves as a member of the advisory board of CommonGood Capital, LLC, a broker dealer placement agency, and is a Managing Partner at the DHIP Group, where he is responsible for originating and directing equity investments in a variety of infrastructure assets for the independent fund and alongside operating or co-investment partners. He also works to optimize the capital structure of portfolio companies and to develop new business for portfolio companies. Prior to forming DHIP, he was Managing Partner and Head of Investment Banking at Drexel Hamilton where he worked from 2015 to 2020, a full-service institutional investment banking and financial advisory firm. He worked with a variety of private companies to provide capital solutions and assisted them with structuring and raising equity and debt financing from institutional investors for a variety of purposes including M&A, working capital, capital expenditures, and refinancing. He moved to the buy side as an assistant MLP portfolio manager at Parker Global Strategies in 2013, with his fund posting well above benchmark returns annually. In July 2014, he left to help a family office invest a proprietary pool of capital, raise outside capital and develop new business for lower middle market private companies in the oil and gas, transportation, and specialty finance sectors. He was a U.S. Army Artillery Officer, serving three tours in Iraq where he earned two Bronze Stars and an Army Commendation Medal with V-Device. He is a graduate of the U.S. Military Academy (West Point) and earned an MBA from the New York University Stern School of Business.

Ivan Varela serves as our Chief Operating Officer. He is an energy executive that brings more than a decade of experience across refining, power generation, and renewable fuels, including prior roles as Chief Operating Officer Global Energy Solution and Fulcrum Bioenergy and refinery leadership positions at Delek US Holdings and HF Sinclair.

Throughout his career, Mr. Varela has held responsibility for safety and environmental compliance, engineering, production assurance, turnarounds, asset restructuring and acquisitions, and commercial optimization of large-scale industrial assets. He holds a Bachelor of Science in Energy Management and is completing a Master of Science in Energy at Texas A&M University; he is bilingual in English and Spanish and holds certifications in sustainable project management and process safety management.

Jason Demers serves as our Chief Development Officer. Mr. Demers is currently the President and Chief Executive Officer of TC Resource Management Corp., a position he has held since January 2021. He previously served as Director of Strategic Development with NTEC Helium, a wholly owned entity of Navajo Transitional Energy Company (NTEC). Prior to that role, he served as President of Tacitus, LLC, a helium production company he founded, from November 2016 to February 2021. Mr. Demers has initiated and led multiple efforts in DC to enable long term development of America’s untapped and strategic helium and critical mineral resources. He has provided testimony before the Congressional Subcommittee on Energy and Mineral Resources leading to the introduction and passage of the Helium Extraction Act of 2017. Before focusing his efforts on helium, Mr. Demers spent over 15 years as a business leader and entrepreneur in the Calgary energy and oil & gas production industry. During that time, he founded and served as Chairman of the Association of Accredited Corporations of Alberta which focused on government and regulatory interface and advocacy on electrical regulatory matters for more than 20 companies in the energy and utilities sector.

Andrew DiPaolo serves as our Chief Commercial Officer. He is a seasoned attorney and business professional based in Denver, Colorado, with extensive experience across the legal, energy, and consulting sectors. Mr. DiPaolo provides general counsel services to a diverse range of small businesses, handling matters related to contract drafting, mergers and acquisitions, regulatory compliance, and dispute resolution. His client base spans industries such as oil and gas, renewable energy, real estate, and hospitality. Beyond his legal practice, Mr. DiPaolo has held leadership roles in energy companies, including as Partner and General Counsel at HD Energy Holdings and as Senior Director at Tallgrass Energy, where he oversaw commercial operations for high-value terminal and pipeline assets. His background also includes entrepreneurial ventures in UAV inspections and product development, as well as volunteer service on the Board of Directors for Colorado Animal Rescue, Inc. Mr. DiPaolo holds a Juris Doctor from the University of Denver, Sturm College of Law, and a Bachelor of Science in Entrepreneurship from the University of Tennessee, and is licensed to practice law in CO and TX.

Directors

Ronald C. Copley serves as an independent director. Mr. Copley served as a director of SPAC since November 2022 until December 2025. Mr. Copley served as an intelligence professional in various roles within the Department of Defense and intelligence community throughout his 34-year Navy career. From June 2021 to August 2022, Mr. Copley served as Director, National Maritime Intelligence Integration Office for the Director of National Intelligence and Commander, Office of Naval Intelligence for the U.S. Navy. Prior to this role, he served as the Deputy Director of Operations at the National Security Agency from May 2019 to June 2021, as Director of Intelligence for U.S. Forces in Afghanistan from April 2018 to April 2019, and as Director of Intelligence for U.S. Strategic Command from July 2016 to April 2018. Mr. Copley earned a bachelor’s degree in mechanical engineering from U.S. Naval Academy in 1988 and his master’s degree in national security from U.S. Naval War College in 2002.

Jason C. Reeves serves as an independent director. Mr. Reeves served as a director of SPAC since November 2022 until December 2025. Mr. Reeves has over 25 years of experience in the fields of management, commercial negotiations, logistics, operations, supply chain and business development. Mr. Reeves is a Senior Executive with a track record of leading successful business units across the energy spectrum. Mr. Reeves has led several high performing teams, which has resulted in becoming an industry leader in the midstream space. Prior to joining the company, Jason held senior positions at Getka from January 2021 to December 2021, Tallgrass Energy from May 2015 to August 2020, Crestwood Midstream from January 2010 to January 2015, and other midstream companies. Mr. Reeves holds a bachelor’s of science degree in business management from The Citadel. He served in the U.S. Army with 101st Airborne immediately after graduation and is on the board of several local charities. Mr. Reeves will be selected to serve as a director due to his experience in the midstream space.

Scott Humphrey serves as an independent director. Mr. Humphrey is a seasoned financial executive and social impact advocate with a 27-year career spanning investment banking, early-stage venture advising, and nonprofit leadership. After beginning his career in New York and Chicago with top-tier investment banks, Mr. Humphrey transitioned to advising and investing in companies that blend financial return with social impact. His expertise bridges strategy, finance, and innovation, making him a trusted advisor at both the executive and board levels. Mr. Humphrey’s cross-industry experience includes deep knowledge in corporate governance, mergers and acquisitions, restructuring, and operational turnarounds. He has a proven ability to identify sustainable growth opportunities and implement solutions to complex business challenges, while also developing and retaining high-performing teams. His board experience includes serving as Lead Director of Heska Corporation (Nasdaq: HSKA) from 2018 until 2023 and as a director from 2017 until 2018, and on the advisory boards of Bredan, Inc. since 2019, Clariti Strategic Advisors Inc. since 2019, and Age@Home from 2021 until 2024. Mr. Humphrey also currently serves on the boards of the National Healthcare Properties, Inc. (since 2026), Manifold Group (since 2024) and Investcorp North America (since 2022). Previously, Mr. Humphrey served on the board of Fron & Center LLC from 2018 until 2020, and on the advisory boards of TerraVesco from 2021 until 2022 and Bottles Waiting Inc. from 2018 until 2021. Mr. Humphrey is also a member of the National Association of Corporate Directors (NACD). He holds a Bachelor of Science in Finance and Economics from the University of Arizona and a master’s degree in Public Policy and Administration from Northwestern University.

Lee K. Boothby serves as an independent director. Mr. Boothby is a recognized leader in the energy sector with a distinguished career spanning executive leadership, exploration, and global operations. He was named Chairman of Newfield Exploration Company in 2010, having previously served as President, Chief Executive Officer, and a member of the Board of Directors. Mr. Boothby joined Newfield in 1999 and held key leadership roles including Senior Vice President — Acquisitions and Business Development and Vice President — Mid-Continent, where he led the early development of the Woodford Shale play in southeastern Oklahoma. He also served as Managing Director of Newfield Exploration Australia Ltd., overseeing offshore operations in the Timor Sea. Before joining Newfield, Mr. Boothby held technical and managerial roles at Cockrell Oil Corporation, British Gas, and Tenneco Oil Company. His contributions to the industry have been widely recognized, including receiving the Chief Roughneck Award in 2015 for exemplifying the highest ideals in oil and gas. Mr. Boothby has served on the Board of Directors of the American Petroleum Institute and held leadership and advisory roles with the American Exploration & Production Council, the National Petroleum Council, and Louisiana State University’s Craft & Hawkins Department of Petroleum Engineering. He earned a degree in petroleum engineering from Louisiana State University and an M.B.A. from Rice University. Mr. Boothby will be selected to serve as a director due to his business experience and his experience in the oil and gas industry, specifically the exploration and production industry.

Mark A. Michel serves as a director and the Chairman. Mr. Michel has served as SPAC’s Chief Executive Officer and Chairman since November 2022 until December 2025. He also served as SPAC’s President, Chief Operating Officer from March 2021 until November 2022, and Vice Chairman from November 2021 until November 2022. Mr. Michel serves as a member of the advisory board of CommonGood Capital, LLC, a broker dealer placement agency, and is a Managing Partner at the DHIP Group where he leads the infrastructure line of business. He directs equity investments in high-quality infrastructure assets in the energy, transport and water/wastewater asset classes by custom tailoring financing solutions across a breadth of capital needs. Prior to joining the DHIP Group in 2017, he was a Managing Director and Head of Project and Structured Finance at Drexel Hamilton from 2016 to 2019, a full-service institutional investment banking and financial advisory firm. Prior to his time at Drexel Hamilton, he raised capital and worked to structure transactions at Corporate Capital Trust, a $6 billion Business Development Company (BDC) owned and operated by KKR & CNL. Prior to his career in financial services, he served in the White House and was the Navy’s Representative to the National Security Council in the White House Situation Room and was a member of the National Security Council staff. Prior to his White House service, he was a career naval officer achieving the rank of Commander and served in the United States Navy for more than 20 years focusing his service within Naval Special

Warfare (SEALs) and the Special Operations and Intelligence Communities and held senior-level positions throughout the Intelligence Community and National Security establishment. He earned a bachelor’s degree in political science from Auburn University and an MBA in finance from the University of Miami Herbert School of Business.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors. Mark A. Michel serves as Chair of the Board. The primary responsibilities of the Board will be to provide oversight, strategic guidance, counseling and direction to our management. The Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Charter and Proposed Bylaws (collectively, the “Company Governing Documents”), the Board may establish the authorized number of directors from time to time by resolution. The Board will consist of seven members. In accordance with the Company Governing Documents, and subject to the rights of holders of any series of preferred stock of Company, par value $0.0001 per share (the “Company Preferred Stock”), if any, to elect persons to the Board, our directors shall be elected at each annual meeting of the stockholders; provided, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, resignation or removal. Any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office.

Director Independence

Upon the commencement of the trading of our units on NYSE, we expect to have three “independent directors” as defined in NYSE rules and applicable SEC rules prior to completion of this offering. Our board of directors expects to determine that Mr. Copley, Mr. Reeves, Mr. Michel, Mr. Humphrey and Mr. Boothby are “independent directors” as defined in NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Role of the Board in Risk Oversight

One of the key functions of the Board will be informed oversight of our risk management process. The Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board will be responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. our compensation committee will also assess and monitor whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

The Board will establish an audit committee and a Compensation, Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees of the Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Board. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee will consist of Messrs. Reeves, Copley and Humphrey. The Board has determined that each member of the audit committee satisfies the independence requirements under the NYSE rules and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee is Mr. Humphrey who also is a qualified “audit committee financial expert” within the meaning of SEC regulations to serve on the Board and the audit committee. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•        helping the Board oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee consists of Messrs. Reeves, Copley and Boothby. The chair of the compensation committee is Mr. Boothby.

The primary purpose of the compensation committee is to discharge the responsibilities of the Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

•        reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•        reviewing and recommending to the Board the compensation of directors;

•        administering the equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•        reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Messrs. Reeves, Copley and Boothby. The chair of the nominating and corporate governance committee is Mr. Boothby.

Specific responsibilities of the nominating and corporate governance committee include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the Board;

•        considering and making recommendations to the Board regarding the composition and chairmanship of the committees of the Board;

•        developing and making recommendations to the Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•        overseeing periodic evaluations of the performance of the Board, including its individual directors and committees.

Compensation Committee Interlocks and Insider Participation

None of the intended members of our compensation committee has ever been an executive officer or employee. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our Charter limits a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Charter and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We have adopted a code of business conduct ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of business conduct and ethics is available on our website. In addition, we intend to post on its website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to the our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this proxy statement/prospectus.

Non-Employee Director Compensation

Following the closing of this offering, we intend to compensate our non-employee directors with a combination of cash and equity. Each such director will receive an annual base cash retainer of $[20,000] for such service, to be paid quarterly. In addition, each such director will receive [20,000] shares of our common stock on an annual basis, to be issued [5,000] shares per quarter.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. For the fiscal year ended December 31, 2025, our “named executive officers” and their positions were as follows:

•        Mark Michel, Chief Executive Officer

•        Ivan Varela, Chief Operating Officer

•        Timothy J. Fisher, Chief Financial Officer and Director Nominee

•        George Fairchild, Former Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” and a “smaller reporting company,” each as defined under SEC rules, we are not required to include a compensation discussion and analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

2025 Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers during the fiscal year ended December 31, 2025:

Name and Principal Position	Year	Salary ($)	Total ($)
Mark Michel(1)	2025	—	—
Chief Executive Officer
Ivan Varela(2)	2025	260,000	260,000
Chief Operating Officer
Timothy J. Fisher(3)	2025	[•]	[•]
Chief Financial Officer and Director Nominee
George Fairchild(4)	2025	[•]	[•]
Former Chief Financial Officer

____________

(1)      Mr. Michel received no compensation for the fiscal year ended December 31, 2025.

(2)      Mr. Varela served as the Company’s Chief Operating Officer from December 2024 to October 2025, and was subsequently rehired in the same position and on the same terms in December 2025. Mr. Varela’s base salary, less $20,000, has been deferred until the completion of the Company’s planned uplisting to a national exchange.

(3)      Mr. Fisher began serving as the Company’s Chief Financial Officer in [_______], 2025. Mr. Fisher’s base salary has been deferred until the completion of the Company’s planned uplisting to a national exchange.

(4)      Mr. Fairchild served as the Company’s Chief Financial Officer from [_______, 202_] to [_______], 2025. Mr. Fairchild’s base salary was deferred until the completion of the Company’s planned uplisting to a national exchange. Upon Mr. Fairchild’s termination from service, all deferred base salary was forfeited.

Narrative Disclosure to the Summary Compensation Table

2025 Salaries

Mr. Michel did not receive any salary for the fiscal year ended December 31, 2025. Each of the Company’s other named executive officers is entitled to a base salary for the fiscal year ended December 31, 2025 which reflects the executive’s skills, experience, and responsibilities. All base salaries payable to the named executive officers in 2025 have been deferred until such time as the Company completes its planned uplisting, except that Mr. Varela received a one-time payment of $20,000 in fiscal year 2025, with such payment credited against his deferred salary for 2025. Mr. Fairchild forfeited his deferred salary upon his termination from service.

Following the uplisting, the Company anticipates reviewing and potentially adjusting the base salaries of the Company’s executive officers to align with market practices for similarly situated executives at publicly traded companies. Any such adjustments would be intended to ensure the Company remains competitive in attracting and retaining key executive talent.

2025 Bonuses

None of the Company’s named executive officers received bonuses for the fiscal year ended December 31, 2025.

Equity Compensation

None of the Company’s named executive officers received equity compensation grants during the fiscal year ended December 31, 2025.

For additional information about the Company’s equity compensation plans, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Plans

The Company did not sponsor a retirement plan for the fiscal year ended December 31, 2025.

Employee Benefits and Perquisites

The Company did not provide employee benefits or perquisites for the fiscal year ended December 31, 2025.

Agreements with our Named Executive Officers

Mark Michel

Mr. Michel is employed “at-will” and does not currently have an employment agreement with the Company. [There are no severance, change-in-control, or other post-employment arrangements currently in place for Mr. Michel.]

Ivan Varela

We entered into an offer letter with Mr. Varela, dated December 18, 2025, pursuant to which Mr. Varela serves as our Chief Operating Officer. Pursuant to his agreement, Mr. Varela is entitled to receive a base salary of $260,000 annually (of which $21,667 per month is deferred until the uplisting). Following the closing of the transaction between the Company and Tar Sands Holdings II, LLC and the completion of the uplisting, Mr. Varela is also entitled to (i) a one-time transaction bonus of $50,000, (ii) a one-time stock grant equal to 1.5% of the expected 10% management pool, and (iii) use of a Company-paid vehicle for business-related travel.

Mr. Varela’s employment pursuant to the offer letter is “at-will” and is terminable by either party for any reason and with or without cause or prior notice. In the event of a termination without cause (to be defined in a subsequent employment agreement), Mr. Varella will be entitled to 12 month’s continued base salary and a prorated portion of any unvested equity awards, based on service and performance through the date of termination.

The Company anticipates entering into an employment agreement with Mr. Varela in connection with or following the completion of the uplisting. The terms of any such agreement are expected to reflect Mr. Varela’s role and responsibilities at the Company and to be consistent with market practices for similarly situated executives at publicly traded companies. As of the date of this prospectus, no such agreement has been finalized.

Timothy Fisher

We entered into an offer letter with Mr. Fisher, dated [_______, 202_], pursuant to which Mr. Fisher serves as our Chief Financial Officer. [Pursuant to his agreement, Mr. Fisher is entitled to receive a base salary of $[•] annually (of which $[•] per month is deferred until the uplisting). Following the closing of the transaction between the Company and Tar Sands Holdings II, LLC and the completion of the uplisting, Mr. Fisher is also entitled to (i) a one-time transaction bonus of $[•], and (ii) a one-time stock grant equal to [•]% of the expected 10% management pool.]

Mr. Fisher’s employment pursuant to the offer letter is “at-will” and is terminable by either party for any reason and with or without cause or prior notice. [In the event of a termination without cause (to be defined in a subsequent employment agreement), Mr. Fisher will be entitled to 12 month’s continued base salary and a prorated portion of any unvested equity awards, based on service and performance through the date of termination.]

The Company anticipates entering into an employment agreement with Mr. Fisher in connection with or following the completion of the uplisting. The terms of any such agreement are expected to reflect Mr. Fisher’s role and responsibilities at the Company and to be consistent with market practices for similarly situated executives at publicly traded companies. As of the date of this prospectus, no such agreement has been finalized.

George Fairchild

We entered into an offer letter with Mr. Fairchild, dated [_______, 202_], pursuant to which Mr. Fairchild served as our Chief Financial Officer. Mr. Fairchild’s employment pursuant to the offer letter was “at-will” and terminable by either party for any reason and with or without cause or prior notice.

Equity Compensation Plans

The following summarizes the material terms of the Integrated Rail & Resources Corp. equity compensation plans.

2025 Omnibus Incentive Plan

On December 12, 2025, our Board and stockholders approved the 2025 Omnibus Plan. The 2025 Omnibus Plan is intended to promote the long-term success of the Company by aligning the interests of employees, directors and consultants with those of our stockholders, encouraging individual performance, fostering teamwork and enabling us to attract and retain the talent necessary to drive our growth following the direct listing of our common stock.

The 2025 Omnibus Plan authorizes the grant of a broad array of equity and cash-based awards, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards (including performance-conditioned restricted stock and restricted stock units), other share-based awards and other cash-based awards, or any combination of the foregoing, each as determined by the plan administrator.

The 2025 Omnibus Plan initially reserves an aggregate number of shares of our common stock equal to ten percent (10%) of the outstanding shares of common stock of the Company for issuance, subject to adjustment for stock splits, recapitalizations and similar events. Shares underlying awards that expire, are forfeited, or are settled in cash (including shares surrendered or withheld to cover exercise prices or tax withholding obligations) generally become available again for future awards under the 2025 Omnibus Plan; however, shares tendered to pay an exercise price, withheld to satisfy tax obligations, or repurchased on the open market with option proceeds will not again become available for issuance.

The Board administers the 2025 Omnibus Plan and may delegate its authority to a committee of the Board or, within prescribed limits, to one or more officers. The administrator has broad discretionary authority to, among other things: select eligible participants; determine the type, size and terms of awards (including performance goals, vesting conditions, exercise prices and expiration dates); accelerate or extend vesting or exercise; interpret and amend the plan and outstanding awards; and establish rules for plan administration.

Options and stock appreciation rights (“SARs”) granted under the 2025 Omnibus Plan must have an exercise price (or base price, in the case of SARs) at least equal to the fair market value of our common stock on the date of grant (110 percent of fair market value for incentive stock options granted to holders of 10 percent or more of our total voting power). Options and SARs may have a term of up to ten years, except that incentive stock options granted to 10 percent stockholders may not exceed a five-year term. The administrator determines vesting schedules for all awards; however, stock options and other full-value awards are generally expected to vest over time or upon achievement of performance goals.

Upon certain changes in our capitalization (for example, stock splits, mergers or similar events), the administrator will make equitable adjustments to the number and type of shares reserved under the 2025 Omnibus Plan and to outstanding awards (including, as applicable, the number of shares and exercise prices). In connection with a change in control, the administrator may, in its discretion, provide for the assumption, substitution, or cash-out of outstanding awards, or for their termination if the exercise price equals or exceeds the consideration payable to stockholders. If a participant’s employment is terminated without Cause or resigns for Good Reason (as each term is defined in the applicable award agreement or other applicable agreement) within twelve months after a change in control, the participant’s awards under the 2025 Omnibus Plan will become fully vested.

The 2025 Omnibus Plan allows the administrator to establish procedures for satisfying tax-withholding obligations, including by withholding shares otherwise deliverable upon exercise, vesting or settlement, or by accepting previously owned shares. Awards may be settled in shares, cash, or a combination of both, as provided in the applicable award agreement.

Unless earlier terminated by the Board, the 2025 Omnibus Plan will remain in effect until the day immediately preceding the tenth (10th) anniversary of the earlier of (a) its effective date or (b) the date the Plan was adopted by the Board, and no awards may be granted under the Plan thereafter.

The foregoing summary of the 2025 Omnibus Plan is qualified in its entirety by reference to the full text of the plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

Outstanding Equity Awards at December 31, 2025

No equity awards have been granted to our named executive officers as of December 31, 2025.

Director Compensation

None of our non-employee directors received compensation as of December 31, 2025. Following the closing of this offering, we intend to compensate our non-employee directors with a combination of cash and equity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions of SPAC

SPAC Class B Common Stock/Founder Shares

On March 12, 2021, the Sponsor paid an aggregate of $25,000 in exchange for issuance of 5,750,000 shares of Class B common stock (the “Founder Shares”). On April 5, 2021, the Sponsor transferred interests in the Sponsor that corresponded with 25,000 Founder Shares to each of Nathan Asplund, Rollin Bredenberg, Brian Feldott, and Edmund Underwood, Jr., our independent director nominees. In relation to the Initial Public Offering, an aggregate of 1,515,160 Founder Shares were cancelled by the Sponsor and transferred by us to our anchor investors in the IPO. Amounts previously reported as Class B common stock were retrospectively restated to account for this transaction. On March 7, 2022, Nathan Asplund tendered the return of his interest in the Sponsor (that corresponded with 25,000 Founder Shares) in relation to his resignation from the Board of Directors and the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Troy Welch, who was elected to the Board of Directors on March 4, 2022 to fill the vacancy. Notwithstanding the foregoing, the Sponsor retains all voting and disposition rights in the Founders Shares held by the Sponsor.

The SPAC determined the fair value of the share-based compensation related to the transfer of interests in the Sponsor (that corresponded to Founder Shares), to the independent director nominees, based on assumptions including the probability of an acquisition, an estimated date of acquisition, the risk free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share based compensation was $667,250 based on grant date fair value estimates of $6.63 and $6.80 on April 5, 2021 and March 7, 2022, respectively.

On November 15, 2022, the SPAC’s CEO Richard Bertel, CFO Christopher Bertel, Vice President Edmund Underwood, director Rollin Bredenberg, and director Troy Welch tendered their resignation from the SPAC. In relation to such resignations, Mr. Bredenberg, Mr. Welch, and Mr. Underwood each tendered the return of their interest in the Sponsor (that corresponded with 25,000 Founder Shares) on November 21, 2022. The SPAC replaced the departed directors with Ronald Curt Copley, and Jason Reeves.

On December 22, 2022, and December 24, 2022, the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Ronald Curt Copley and Jason Reeves, respectively, as independent director nominees. The SPAC determined the fair value of the share-based compensation related to the transfer of the Sponsor interest (corresponding with Founder Shares), to the independent director nominees, based on numerous assumptions including the probability of an acquisition, an estimated date of acquisition, the risk-free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share-based compensation was $74,637 based on grant date fair value estimates of $1.49 at both December 22, 2022, and December 24, 2022.The holders of the Founder Shares have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of an initial Business Combination and (B) subsequent to an initial Business Combination, (x) if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the SPAC completes a liquidation, merger, share exchange or other similar transaction that results in all of the SPAC Public Stockholders having the right to exchange their common stock for cash, securities or other property.

On November 13, 2024, the holders of the SPAC’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares. As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

SPAC Private Warrants

The Sponsor purchased an aggregate of 9,400,000 SPAC Private Warrants at a price of $1.00 per warrant ($9,400,000 in the aggregate), each exercisable to purchase one share of our SPAC Class A Common Stock at a price of $11.50 per share, in a private placement that closed simultaneously with the closing of the IPO on November 16, 2021. The SPAC Private Warrants are identical to the SPAC Public Warrants sold in the IPO except that the SPAC Private Warrants are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the

Sponsor, or its permitted transferees. Additionally, the Sponsor agreed not to transfer, assign, or sell any of the SPAC Private Warrants or underlying securities (except in limited circumstances, as described in the SPAC Private Warrants Purchase Agreement) until the date SPAC completed its initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Private Warrants.

Sponsor Extension Payments

We initially had 12 months from the closing of our IPO on November 16, 2021 to consummate an initial business combination, which extended until December 31, 2025. In connection with such extensions, SPAC issued non-interest bearing, unsecured promissory notes to the Sponsor (or its affiliates or designees) in an aggregate amount of $5,393,225, which remain outstanding.

Administrative Services Agreement

The SPAC entered into an agreement commencing on the date that the SPAC’s securities were first listed on the New York Stock Exchange through the earlier of consummation of an initial Business Combination or the liquidation, which provides that the SPAC will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the SPAC. In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-pocket expenses incurred in connection with activities on the SPAC’s behalf such as identifying potential target businesses and performing due diligence on possible Business Combination targets. The SPAC’s audit committee reviews on a quarterly basis all payments made by the SPAC to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. On December 31, 2024, and December 31, 2023, SPAC had $120,000 and $0 as reported in accrued expenses on the consolidated condensed balance sheets. On March 21, 2025, the Sponsor agreed to waive any and all rights to receive any and all current and future payments owed to it by the SPAC under the agreement. As of March 31, 2025, the Sponsor waived $120,000 in administrative services fees which is reflected as a reduction of operating expenses in March 2025.

Related Party Loans

Sponsor

On June 16, 2021 the Sponsor agreed to loan us up to $1,800,000 to be used for a portion of the expenses of the IPO. As of June 30, 2021, we borrowed $25,000 in funds (of up to $1,800,000 available to us) under the promissory note with the Sponsor to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2021 or the closing of the IPO. The loan was repaid upon the closing of the IPO out of the estimated $1,800,000 of offering proceeds that had been allocated to the payment of offering expenses (other than underwriting commissions). The value of the Sponsor’s interest in this transaction corresponded to the principal amount outstanding under any such loan.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or any affiliates of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest-bearing basis as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital, if any, held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender (the “Working Capital Warrants”). The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. We do not expect to seek loans from parties other than the Sponsor or any affiliates of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

On April 13, 2023, SPAC issued the Sponsor Note, pursuant to which SPAC is entitled to borrow up to an aggregate principal amount of $4,153,244. All unpaid principal under the Sponsor Note was to be due and payable in full on the earlier of August 15, 2023 (or such later date permitted by the SPAC Charter and approved by SPAC Stockholders to extend the period to consummate and initial business combination) and the date on which SPAC consummated the

Business Combination. On August 14, 2023, SPAC amended the Sponsor Note and increased the borrowing limit up to $8,400,000 from the Sponsor to fund costs related to the extension of the date by which SPAC must consummate an initial business combination pursuant to the SPAC Charter.

On September 14, 2023, SPAC issued the Sponsor Working Capital Note, pursuant to which SPAC is entitled to borrow up to an aggregate principal amount of $17,935 from the Sponsor in order to fund costs reasonably related to an initial business combination. No interest shall accrue on the unpaid principal balance of the Sponsor Working Capital Note. All unpaid principal under the Sponsor Working Capital Loan became due and payable in full on the earlier of February 15, 2024 (or such later extension date permitted by the SPAC Charter) and the date on which SPAC consummates an initial business combination.

Other Lenders

On January 12, 2023, the SPAC issued an unsecured promissory note to Trident Point 2, LLC (“Note Payable-Related Party”), a related party through common ownership, pursuant to which the SPAC was entitled to borrow up to an aggregate principal amount of $600,000 in order to fund working capital deficiencies or finance transaction costs in connection with an intended Business Combination. All unpaid principal under the Note Payable-Related Party was due and payable in full on the date on which the SPAC consummated an initial Business Combination. Pursuant to the terms of such note, Trident Point 2 had the option at any time prior to September 15, 2023 to convert amounts outstanding, up to $600,000, into warrants to purchase the SPAC’s shares of Class A common stock at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants sold concurrently with the SPAC’s IPO. In May 2023, the SPAC issued an amended and restated unsecured promissory note, dated as of January 12, 2023, to Trident Point 2, LLC removing the warrant conversion feature from the promissory note.

On February 8, 2024, the SPAC issued an additional unsecured promissory note to Trident Point 2, LLC (“Trident”), pursuant to which the SPAC is entitled to borrow up to an aggregate principal amount of $750,000 from Trident in order to fund costs reasonably related to an initial Business Combination for the SPAC, including without limitation both the daily operations of the SPAC prior to an initial Business Combination and potential monthly extensions to the time period for the SPAC to enter into and complete an initial Business Combination. No interest shall accrue on the unpaid principal balance of the promissory note. All unpaid principal under the promissory Note was due and payable in full on the earlier of (i) November 15, 2024 or (ii) the date on which the SPAC consummates an initial Business Combination. On January 10, 2025, the SPAC amended and restated the promissory note to amend the Maturity Date (as defined in the promissory note) to the earlier of (i) May 15, 2025 or (ii) the date on which the SPAC consummates an initial Business Combination. On February 10, 2025, the SPAC amended and restated the Lender Note to entitle SPAC to borrow up to an aggregate principal amount of $1,350,000 from the Lender in order to fund costs reasonably related to an initial Business Combination. On May 15, 2025, SPAC amended and restated the Lender Note to borrow up to an aggregate principal amount of $1,400,000 from the Lender and to amend the Maturity Date to the earlier of (i) July 15, 2025 or (ii) the date on which SPAC consummates an initial Business Combination. At December 31, 2024 and 2023, the SPAC reported $390,710 and $600,000, respectively, as Note Payable — Related Party on the consolidated balance sheets for the promissory notes to Trident. A related party of the SPAC has paid operating expenses on behalf of the SPAC. These amounts were reflected on the consolidated balance sheets as Advances from Related Parties. The advances are non-interest bearing and are payable on demand. As of December 31, 2024 and 2023, the SPAC had an outstanding balance under advances from related parties of $100,770.

On October 11, 2024, SPAC issued the October 2024 Convertible Note pursuant to which SPAC is entitled to borrow up to an aggregate principal amount of $1,500,000. All unpaid principal under the October 2024 Convertible Note is due and payable in full on the date on which SPAC consummates its proposed Business Combination with the SPAC. Pursuant to the terms of the October 2024 Convertible Note, this Note shall convert into 355,000 shares of UIGC common stock, provided that, should the Business Combination fail to close for any reason, SPAC shall use reasonable efforts to satisfy its obligations under this October 2024 Convertible Note by cash payment in an amount equal to $3,900,000. Any balance under this October 2024 Convertible Note may be prepaid at any time. [The October 2024 Convertible Note remains outstanding].

Registration and Stockholder Rights Agreement

We have entered into a registration and stockholder rights agreement with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of common stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares, and, upon consummation of our initial business combination, to nominate three individuals for election to our board of directors, as long as the Sponsor holds any securities covered by the registration and stockholder rights agreement.

The holders of our Founder Shares issued and outstanding on the date of this registration statement, as well as the holders of the SPAC Private Warrants (and all underlying securities) are entitled to registration rights pursuant to the registration rights agreement, dated November 11, 2021. The holders of a majority of these securities are entitled to make up to two (2) demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the SPAC Private Warrants can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Underwriting Agreement

The underwriters were paid an underwriting discount of $0.20 per SPAC Unit, or $4.6 million in the aggregate in relation to the IPO, with an additional fee of $0.35 per SPAC Unit, or approximately $8.05 million in the aggregate, payable to the underwriters for deferred underwriting commissions in relation to the IPO. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that SPAC completes a business combination, subject to the terms of the underwriting agreement.

SPAC negotiated with Stifel for a reduction of their underwriting fee from the original amount of $8 million to $1.75 million due to a correlated reduction of the amount of cash in trust from the original IPO size of $230 million to the current cash in trust size of $23 million. This reduction of the backend IPO underwriting fee is commensurate and pro rata with the redemptions of cash in trust that has occurred over the last 36 months.

Related Party Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. We have incorporated by reference our Code of Ethics and our audit and compensation committee charters as exhibits to this registration statement, and copies are available on our website at http://irr-x.com/.

In addition, our audit committee, pursuant to a written charter that we have adopted, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter was filed as Exhibit 99.1 to the registration statement filed with the SEC on May 21, 2021 and a copy is available on our website at http://irr-x.com/. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from independent investment banking firm or from another independent entity that commonly renders valuation opinions that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to the Sponsor, officers or directors, or any affiliates of the Sponsor or officers, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to the Sponsor, officers or directors, or our or their affiliates, none of which will be made from the amounts held in the trust account prior to the completion of our initial business combination:

•        Repayment of up to an aggregate of $1,800,000 in loans made to us by the Sponsor to cover organizational expenses;

•        Payment to the Sponsor of $10,000 per month for each month of the combination period, for office space, utilities and secretarial and administrative support (except where waived as described above);

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination;

•        Repayment of non-interest-bearing loans which may be made by the Sponsor or any affiliates of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender; and

•        Repayment of other non-interest bearing loans and advances which may be made by the Sponsor or any affiliates of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of December 31, 2024, the SPAC was loaned $5,393,225, $390,000 and $17,935 under three promissory notes. The SPAC was also advanced $100,770 as of December 31, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our shares of common stock for:

•        each shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock,

•        each of our directors,

•        each of our named executive officers, and

•        all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to subscribe for within 60 days of [    ], 2026, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 6,575,061shares of common stock outstanding as of [    ], 2026 and 11,875,561 shares after the offering (assuming no exercise of the over-allotment option by the underwriters). Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o [    ].

Name	Shares Beneficially Owned before Offering	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Directors and Named Executive Officers
Brian M. Feldott(1)(3)		—	—
Ivan Varela	—	—	—
Jason Demers	—	—	—
Andrew DiPaolo	—	—	—
Scott Humphrey	—	—	—
Lee Boothby	—	—	—
Mark A. Michel(1)	—	—	—
Timothy J. Fisher(1)	—	—	—
Ronald C. Copley(1)(3)	—	—	—
Jason C. Reeves(1)(3)	—	—	—
All Directors and Officers as a group (11 persons)	—	—	—
5% Stockholders
DHIP Natural Resources Investments, LLC(1)(2)	4,324,840	65%	%
BH Inc.(4)	355,000	5.4%	%
Endeavor Capital Group, LLC(5)	800,000	12

____________

(1)      Unless otherwise noted, the mailing address of each of the identified entities or individuals is c/o Integrated Rail & Resources Inc., 400 W. Morse Boulevard, Suite 220, Winter Park, FL 32789.

(2)      DHIP Natural Resources Investments, LLC is the record holder of the shares. DHIP NRI Management Partners LLC is the managing member of DHIP Natural Resources Investments, LLC and may be deemed to have voting and investment power over the shares held of record by DHIP Natural Resources Investments, LLC. The members of DHIP NRI Management Partners LLC — Mark Michel, Henry N. Didier, Jr., and Timothy Fisher — share decision-making power with respect to the actions of that entity. Each of Messrs. Michel, Didier and Fisher disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

(3)      Each of the identified individuals holds an indirect interest in DHIP Natural Resources Investments, LLC (through DHIP NRI Management Partners LLC) and, as a result, may be deemed to share voting and investment power with respect to the shares held of record by DHIP Natural Resources Investments, LLC. Each such individual disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

(4)      The natural person with voting and investment control over the shares held by BH Inc. is Erik Haslem, Chief Executive Officer of BH Inc. Mr. Haslem disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

(5)      The mailing address of Endeavor Capital Group, LLC is 222 South Main Street, Suite 2200, Salt Lake City, UT 84101. The natural person with voting and investment control over the shares held by Endeavor Capital Group, LLC is Joseph T. Sorenson. Mr. Sorenson disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

DESCRIPTION OF SECURITIES

The following description of our capital stock and the provisions of our articles of incorporation and our bylaws are summaries and are qualified by reference to the articles of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

The following summary of certain provisions of Company securities does not purport to be complete and is subject to the proposed Company’s Amended and Restated Certificate of Incorporation, the proposed Company Bylaws and the provisions of applicable law. Copies of the proposed Company Certificate of Incorporation and the proposed Company Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively.

Authorized Capitalization

General

Company is authorized to issue a total of 210,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of: (i) 200,000,000 shares of Company common stock (the “Company Common Stock”), and (ii) 10,000,000 shares of Company preferred stock (the “Company Preferred Stock”).

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation authorizes the board of directors (the “Company Board”) to provide, out of the unissued shares of Company Preferred Stock, for one or more series and to fix the voting rights, designations, powers, preferences and relative, participating, optional, special and other rights, and any qualifications, limitations and restrictions thereof, in the applicable certificate of designation, in each case without further stockholder approval. The terms of any series may differ from those of any other series then outstanding. This “blank check” authority could, among other things, be used to issue Company Preferred Stock with voting or other rights that may adversely affect the holders of Company Common Stock and could have anti-takeover effects.

Voting Rights

The Company’s Amended and Restated Certificate of Incorporation will provide that holders of Company Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of any outstanding series of Company Preferred Stock, dividends and other distributions on the Company Common Stock (payable in cash, property or capital stock) may be declared by the Company Board out of funds legally available therefor, and holders share equally on a per share basis in such dividends and distributions.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of the debts and other liabilities of Company and the preferential and other amounts, if any, to which the holders of Company Preferred Stock are entitled, the holders of Company Common Stock are entitled to receive all remaining assets of Company available for distribution, ratably in proportion to the number of shares held.

Action by Written Consent

Subject to the rights of the holders of any series of Company Preferred Stock, any action required or permitted to be taken by Company stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing or by electronic transmission are delivered by holders having not less than the minimum number of votes that would be necessary at a meeting, in accordance with the DGCL. Special meetings may be called only by the Board, the Chairperson of the Board, the Chief Executive Officer or President.

Anti-Takeover Provisions

The Company’s Amended and Restated Certificate of Incorporation expressly provides that Company is not subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

To the fullest extent permitted by applicable law, Company shall indemnify and hold harmless each person who is or was a director or officer of Company (or who, while a director or officer, was serving at the request of Company in certain other capacities), against all liability and loss suffered and expenses reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding by reason of such service. The Company shall pay expenses (including attorneys’ fees) in advance of final disposition to the fullest extent not prohibited by law, subject to an undertaking to repay if ultimately determined not to be entitled to indemnification, to the extent required by law.

To the fullest extent permitted by the DGCL, no director will be personally liable to Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except as otherwise not permitted under the DGCL, including for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, unlawful dividends or stock repurchases or redemptions, or transactions from which the director derived an improper personal benefit.

Exclusive Jurisdiction of Certain Actions

Unless Company consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Company; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee to Company or its stockholders; (iii) any action asserting a claim arising pursuant to the DGCL or the Certificate of Incorporation or Bylaws; and (iv) any action asserting a claim governed by the internal affairs doctrine, subject to specified exceptions and the court’s jurisdiction over indispensable parties. This provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, unless Company consents in writing to an alternative forum, the federal district courts of the United States of America are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law.

Transfer Agent

The transfer agent for Company Common Stock will be Equiniti.

Warrants

Public Warrants

In connection with the Closing, the SPAC, Company and Equiniti entered into an amendment to the Warrant Agreement (the “Warrant Amendment”). Pursuant to the Warrant Amendment, the SPAC assigned all of its rights, title and interest in and to the Warrant Agreement to Company, and, among other things, (i) all references to the SPAC in the Warrant Agreement (including all exhibits thereto) are references to Company; and (ii) all references to “Common Stock” in the Warrant Agreement (including all exhibits thereto) are references to shares of Company Common Stock. The Warrant Amendment also updated the notice provisions to contemplate notice to Company.

From and after the Closing, each whole warrant entitles the registered holder to purchase one share of Company Common Stock at a price of $11.50 per share, subject to adjustment as described below, at any time commencing on the later of 30 days after the completion of the Business Combination, except as described below.

We are not obligated to deliver any Company Common Stock pursuant to the exercise of a warrant and have no obligation to settle such exercise unless a registration statement under the Securities Act covering the issuance of the Company Common Stock underlying the warrants is then effective and a current prospectus relating thereto is available, subject to our obligations with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per share of Company Common Stock equals or exceeds $10.00.”

No warrant is exercisable for cash or on a cashless basis, and we are not obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. If these conditions are not satisfied, the holder of a warrant will not be entitled to exercise such warrant and such warrant may expire worthless.

We are not registering the shares of Company Common Stock issuable upon exercise of the warrants at this time. However, as soon as practicable, but in no event later than 30 days after Closing, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Company Common Stock issuable upon exercise of the warrants, to use commercially reasonable efforts to cause it to become effective within 120 days after Closing, and to maintain its effectiveness, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the Warrant Agreement (as amended by the Warrant Amendment). Notwithstanding the foregoing, if our shares of Company Common Stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Company Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Company Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” means the volume weighted average price of the shares of Company Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Private Warrants

At Closing, there were 9,400,000 SPAC private placement warrants outstanding held by the Sponsor. Each SPAC private placement warrant entitled the holder to purchase one share of SPAC Class A common stock at an exercise price of $11.50 per share. If the SPAC had not completed a business combination by the applicable final redemption date (subject to extension), the SPAC private placement warrants would have expired worthless.

The Company private placement warrants are identical to the Company public warrants except that the Company private placement warrants are not transferable, assignable, or salable until 30 days after the completion of the Business Combination and they are not redeemable by Company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, they are redeemable by Company in all redemption scenarios and exercisable by the holders on the same basis as the Company public warrants.

Following the Business Combination, Company may redeem the Company public warrants, prior to their exercise at a time that is disadvantageous to the holders, thereby significantly impairing the value of such warrants. Company may redeem outstanding Company public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Company Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders. Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Company Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those Company Common Stock is available throughout the 30-day redemption period. If and when the Company public warrants become redeemable by Company, if Company has elected to require the exercise of Company public warrants on a cashless basis, Company will not redeem the warrants as described above if the issuance of Company Common Stock upon exercise of Company public warrants is not exempt from registration or qualification under applicable state securities laws or Company is unable to effect such registration or qualification. Redemption of the outstanding Company public warrants could force you (i) to exercise your Company public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Company public warrants at the then-current market price when you might otherwise wish to hold your Company public warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Company public warrants are called for redemption, is likely to be substantially less than the

market value of your Company public warrants. The closing price for the Company Common Stock as of [    ], 2026, was $[    ] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Company public warrants following the Closing.

Company may call the Company public warrants for redemption only upon a minimum of 30 days’ prior written notice of redemption to each registered holder pursuant to the terms of the Warrant Agreement (as assumed by Company at Closing).

Exclusive Provision

The Warrant Agreement provides that (i) the validity, interpretation, and performance of the Warrant Agreement and of the warrants are governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction, (ii) any action, proceeding or claim arising out of or relating in any way to the Warrant Agreement may be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the parties irrevocably submit to such jurisdiction, and (iii) the SPAC waived any objection to such jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants is deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action within the scope of the forum provisions is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder is deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

SHARES ELIGIBLE FOR FUTURE SALE

[Prior to this offering, there has been no market for our shares of common stock, and a liquid trading market for our shares of common stock may not develop or be sustained after this offering.] Future sales of substantial amounts of our shares of common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our shares of common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our shares of common stock and our ability to raise equity capital in the future.

After completion of this offering, we will have [    ] shares of Common Stock outstanding, or [    ] shares of Common Stock outstanding if the [underwriters] exercise their over-allotment option in full.

All the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described below after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

As of the date of this prospectus, all of our outstanding securities except the shares covered under the Resale Prospectus, are anticipated to be subject to [    ] days lock-up restriction described under “Underwriting”. Accordingly, there will be a corresponding increase in the number of shares that become eligible for sale after the lock-up period expires. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•        beginning on the date of this prospectus, all the shares sold in this offering will be immediately available for sale in the public market (except as described above);

•        beginning 180 days following the date on which the trading of the securities on the NYSE commences, at the expiration of the lock-up period for the existing securityholders, all of our currently outstanding shares of common stock will become eligible for sale in the public market, of which [    ] shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701 as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six (6) months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•        1% of the number of shares of our shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of our shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

CERTAIN INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock and Warrants applicable to non-U.S. holders who acquire our securities in this offering. This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our securities that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•        a citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our securities as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our securities pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States and holders who hold our securities as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR SECURITIES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES.

Allocation of Investment in Securities

An investor in this offering will be required to allocate cost of the acquisition of the securities between the shares of common stock and warrants acquired based on their relative fair market values.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “— Gain on Sale or Other Disposition of our Common Stock.”

Subject to the discussion below regarding “— Foreign Account Tax Compliance,” dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Securities

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our securities unless:

•        the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•        the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•        we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not and we do not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except in the case of proceeds from a disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•        a U.S. person;

•        a “controlled foreign corporation” for U.S. federal income tax purposes;

•        a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•        a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership, or (b) the foreign partnership is engaged in a U.S. trade or business.

Information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the owner is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally is imposed on any dividends paid on our common stock and a U.S. federal withholding tax of 30% generally will be imposed on gross proceeds from the disposition of our securities (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as specifically defined under FATCA) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) certain other foreign entities unless such entity provides the withholding agent with a certification identifying its direct and indirect “substantial U.S. owners” (as defined under FATCA) or, alternatively, provides a certification that no such owners exist and, in either case, complies with certain other requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our securities.

[UNDERWRITING]

LEGAL MATTERS

Certain legal matters relating to the offering as to U.S. federal law and the law of the State of New York in connection with this offering will be passed upon for us by Winston & Strawn LLP, Houston, Texas. Certain legal matters will be passed on for the [underwriters] by [    ].

EXPERTS

The financial statements of the Company as of and for the fiscal years ended December 31, 2024 included in this prospectus have been audited by Ham, Langston & Brezina, LLP, independent registered public accounting firm as set forth in their report thereon included in this prospectus and appearing elsewhere in this registration statement, and included in reliance on such report and upon the authority of said firm as experts in accounting and auditing.

The financial statements of SPAC as of and for the year ended December 31, 2023 included in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon included in this prospectus and appearing elsewhere herein (which contains an explanatory paragraph relating to substantial doubt about the ability of SPAC to continue as a going concern), and included in reliance on such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Consolidated Condensed Financial Statements:
Consolidated Condensed Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-57
Unaudited Consolidated Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2025 and 2024	F-58
Unaudited Consolidated Condensed Statements of Changes in Stockholders’ Deficit for the Three and Nine Months Ended September 30, 2025 and 2024	F-59
Unaudited Consolidated Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2025 and 2024	F-60
Notes to Consolidated Condensed Financial Statements (Unaudited)	F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Tar Sands Holdings II, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tar Sands Holdings II, LLC (the Company) as of December 31, 2024 and 2023, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and a working capital deficit. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ham, Langston & Brezina, L.L.P.

We have served as the Company’s auditor since 2024.

Houston, Texas

March 24, 2025

TAR SANDS HOLDINGS II, LLC

BALANCE SHEETS

December 31, 2024 and 2023

	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,961	$66,922
Prepaid expenses	—	447
TOTAL CURRENT ASSETS	3,961	67,369

Right of use asset	39,962	41,260
Restricted cash and cash equivalents	807,084	807,084
Land	7,500,000	7,500,000
TOTAL ASSETS	$8,351,007	$8,415,713

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$40,000	$—
Lease liability, current	3,530	3,530
Note payable, related party	2,711,834	2,368,573
TOTAL CURRENT LIABILITIES	2,755,364	2,372,103

Surety reclamation deposit	308,848	308,848
Asset retirement obligations	518,225	482,248
Lease liability	36,774	38,092
TOTAL LIABILITIES	3,619,211	3,201,291

Commitments and contingencies (Note 7)

MEMBERS’ EQUITY
MEMBERS’ EQUITY	4,731,796	5,214,422
TOTAL MEMBERS’ EQUITY	4,731,796	5,214,422

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$8,351,007	$8,415,713

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2024 and 2023

	2024	2023
RENTAL REVENUE	$24,000	$122,000
OTHER REVENUE	—	6,324
TOTAL REVENUE	24,000	128,324

OPERATING EXPENSES
Salary and wages	73,541	70,256
Property tax	40,000	42,071
Accretion expense	35,977	33,478
Professional fees	196,990	6,852
Other expenses	85,118	34,388
TOTAL OPERATING EXPENSES	431,626	187,045

LOSS FROM OPERATIONS	(407,626)	(58,721)
NET LOSS	$(407,626)	$(58,721)

Net income per member unit
Basic and diluted	(40,762.60)	(5,872.10)
Weighted average number of member units outstanding:
Basic and diluted	10	10

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC

STATEMENTS OF MEMBERS’ EQUITY

Years Ended December 31, 2024 and 2023

Total Members’ Equity
Balance, December 31, 2022	$5,273,143
Net loss	(58,721)
Balance, December 31, 2023	5,214,422

Member contributions	1,475,000
Member distributions	(1,550,000)
Net loss	(407,626)
Balance, December 31, 2024	$4,731,796

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(407,626)	$(58,721)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of right of use asset	1,298	1,421
Accretion of asset retirement obligation	35,977	33,478
Increase/decrease in operating assets and liabilities:
Prepaid expenses	447	—
Accounts payable	40,000	—
Lease liability	(1,318)	(1,440)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(331,222)	(25,262)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of note payable, related party	—	(303,901)
Borrowings on note payable, related party	343,261	19,022
Member contributions	1,475,000	—
Member distributions	(1,550,000)	—
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	268,261	(284,879)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(62,961)	(310,141)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD	874,006	1,184,147
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$811,045	$874,006

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$—	$—
Cash paid during the period for interest	$—	$—

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(1)    Summary of significant accounting policies

Organization and description of business — Tar Sands Holdings II, LLC (the “Company”) was formed in 2013 and operated as an open pit tar sands mine, mining bitumen from the tar sands on the property. Mining operations were in the Vernal, Utah area. The operations were ceased in December 2015, due to the economics of the tar sands mining industry. The Company leases unimproved land to certain lessees as a means of utilizing the land.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash and cash equivalents are amounts that are reserved to satisfy surety requirements from the Utah Department of Natural Resources, Division of Oil Gas and Mining. The Company does not have a surety bond in place, these funds are reserved to satisfy the bond requirements. Due to the long term nature of the surety obligation, these funds have been classified as a non-current asset.

	2024	2023
Unrestricted cash and cash equivalents	$3,961	$66,922
Restricted cash and cash equivalents	807,084	807,084
Total cash and cash equivalents	$811,045	$874,006

Property and equipment — Property and equipment are recorded at cost less accumulated depreciation and amortization. Costs of maintenance, repairs and minor replacements are charged to expense as incurred. Significant renewals and betterments that are more than $5,000 and extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation applicable to assets retired or sold are removed upon disposal and any resulting gain or loss is recognized in operations.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment amount for the years ended December 31, 2024 and 2023.

Depreciation of property and equipment are computed using the straight-line method for all assets over their estimated useful lives.

Revenue recognition — Revenue primarily consists of fees related to the Company leasing unimproved land to certain lessees. There are no costs associated with the operating leases, the Company does not provide services, facilities, or improvements for the land leases. The Company recognizes rental revenue over the respective lease period (measured on a monthly basis) in accordance with Topic 842. The collectability of these payments are considered probable as lease payments are generally received the same month of the lease term. The terms of the rental revenue amount received are defined in the lease agreement with the lessee.

Other revenues are related to products delivered to the Company’s clients for tar sands or petroleum related products included $0 for the year ended December 31, 2024 and $6,324 for the year ended December 31, 2023. Clients are billed for these services based upon production volume of oil received. The Company recognizes

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(1)    Summary of significant accounting policies (cont.)

revenues from production volume as performance obligations are satisfied and product is delivered. The Company does not have any significant financing components as payment is received shortly after the services are performed.

Fair value of financial instruments — The carrying values of cash and cash equivalents, and accounts payable approximate their estimated fair values due to the short maturities of these instruments.

Note payable — Notes payable are classified as a current liability if they mature within one year of the balance sheet date or if they are due upon demand. Portions of the note that mature in more than one year are classified as long term liabilities. The Company accrues interest in accordance with the terms of the note agreement.

Other expenses — Other expenses include miscellaneous operating expenses related to maintaining the property for items such as utilities and insurance. Such expenses are accrued as incurred.

Professional expenses — Professional expenses include fees paid for accounting, legal, and financial consulting services. Such expenses are accrued as incurred.

Income taxes — The Company is a limited liability company under provisions of the Internal Revenue Code and elected to be treated as a partnership for income tax purposes. As such, the payment and recognition of income taxes are the responsibility of the members of the Company.

The Company files income tax returns in the U.S. federal and state jurisdictions as required. A tax benefit from an uncertain tax position may only be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions for any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold upon recognition. Interest and penalties, if any, would be reflected in income tax expense as incurred. The Company evaluates their uncertain tax positions, if any, on a continual basis through review of their policies and procedures, review of their regular tax filings, and discussions with outside experts. The Company does not believe they have any uncertain tax positions that are material to the Company’s financial statements as of December 31, 2024. The Company’s previous three years of income tax returns generally remain subject to examination by the IRS for U.S. federal income tax purposes.

Going concern — The Company follows the guidance in ASC Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess an entity’s ability to continue as a going concern and to provide related disclosure in certain circumstances. See note 2 for further consideration regarding the Company’s ability to continue as a going concern.

Recently adopted accounting pronouncements, credit losses — In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

Recently adopted accounting pronouncements, taxes — In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The company is still reviewing the impact of ASU 2023-09.

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(1)    Summary of significant accounting policies (cont.)

Recently adopted accounting pronouncements, segments — In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures which requires specific disclosures related to the title and position of the chief operating decision maker (“CODM”) and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods beginning with the first quarter ended March 31, 2025. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its financial statements.

In accordance with ASC Topic 280 — “Segment Reporting (ASC 280),” the Company has determined that it has a single operating and reporting segment. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets.

The Company operates through a single operating and reporting segment with an investment objective to generate both current income. The CODM is the Company’s chief executive officer and assesses the performance and makes operating decisions of the Company on a basis primarily based on the Company’s net increase in shareholder’s equity resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income as a key metric in determining the future operating needs of the Company. As the Company’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying balance sheet as “total assets” and the significant segment expenses are listed on the accompanying statement of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

(2)    Going concern

The Company incurred a net loss from operations of $407,626 and $58,721 for the years ended December 31, 2024 and 2023, respectively, and has had no substantial revenue generating operations during these periods. As of December 31, 2024, the Company had net current liabilities of $2,755,364 and current assets of $3,961. As of December 31, 2024, loans from the owner of the Company totaled $2,711,834. These loans have been used to fund ongoing operations of the Company.

The Company is forecasting that it will continue to incur negative operating cash flows and rely on notes payable from a related party to meet all of its obligations. As such, the ability of the Company to continue as a going concern is principally dependent on one of more of the following: (1) successful completion of the Business Combination as described below; (2) the ability of the Company to increase cash flows from current operating activities and new operating activities; and (3) the ability of the Company to raise fundings as and when necessary from the owner of the Company.

As a result of the above, there is material uncertainty related to events or conditions that cause significant doubt on the Company’s ability to continue as a going concern, and therefore, that the Company is unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In August 2024, the Company announced entering into a Business Combination Agreement with Integrated Rail and Resources Acquisition Corp. (IRRX). The transaction would lead to a merger and subsequent NASDAQ listing. The Company is currently in negotiations with IRRX to be an anchor feedstock supplier and product off-taker. The transaction is subject to regulatory approvals, IRRX shareholder approval, and other closing conditions.

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(2)    Going concern (cont.)

If this Business Combination Agreement with IRRX is not executed, then the Company would become reliant on the current owners to continue to finance the operations of the Company as management works on a plan to increase cash flows from current operating activities and determines whether there are new operating activities that would be profitable for the Company to pursue.

(3)    Asset retirement obligations

The Company has an asset retirement obligation for the estimated environmental remediation costs required in the retirement of the mine. The obligation arises from a legal requirement to fill in and restore the quarry after extraction operations have stopped. The obligation to perform the asset retirement activity is unconditional even though there may be uncertainty about whether and how the obligation will ultimately be settled. The obligation is determined through obtaining an independent environmental study to assess the costs associated with the retirement of the mine.

Asset Retirement Obligations
December 31, 2022	$448,770
Accretion	33,478
December 31, 2023	482,248
Accretion	35,977
December 31, 2024	$518,225

The Company recorded an initial liability for the expected retirement costs of the tangible long-lived asset. The future estimated reclamation costs was determined to be $796,000. This balance was discounted over an estimated life of 10 years using a credit adjusted risk free rate of 7.46%. Additional expense for the asset retirement obligation is accreted over the life of the obligation.

(4)    Note payable

The Company has a note payable to the majority owner of the Company. The note payable has an agreed upon interest rate of 0% and does not have formal repayment terms and required monthly payments. The note is repaid on a periodic basis using any excess cash obtained through rental operations of the entity. During the year ended December 31, 2024 the Company borrowed $343,261 on the note payable. During the year ended December 31, 2023 the Company made payments of $303,901 on the note payable with additional borrowing of $19,022. As of December 31, 2024 and 2023 the Company had an outstanding balance of $2,711,834 and $2,368,573, respectively on the note payable. The note is classified as a demand note for financial reporting purposes and is classified in current liabilities.

(5)    Operating leases

The Company has entered into certain operating lease agreements to operate a flare stack and pipeline on certain Trust Lands located in Uintah County, Utah. The terms of the lease agreement has a maturity date of 20 years.

On January 1, 2022, the Company adopted ASC 842 for their operating leases. The Company has evaluated their lease and determined they are not reasonably certain to exercise any option to extend their lease. Therefore, no options to extend are included in the calculation of the right-of-use asset and lease liability. The Company’s lease does not contain any material residual value guarantees or material restrictive covenants.

On January 1, 2022, the Company recorded $46,192 right-of-use assets in exchange for operating lease obligations in the same amount. The Company’s estimated incremental borrowing cost of 5.30% was used as the discount rate in calculating the right-of-use assets and lease liabilities on January 1, 2022. As of December 31, 2024 and 2023, the remaining weighted average lease term is 17.75 and 18.75 years for operating leases.

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(5)    Operating leases (cont.)

The Company makes one payment per year on the lease. Future payments under leases, as of December 31, 2024 are as follows:

Fiscal Year
2025	$3,530
2026	3,530
2027	3,530
2028	3,530
2029	3,530
Thereafter	45,890
Total	63,540
Less imputed interest	(23,236)
Total lease liability at December 31, 2024	$40,304

(6)    Surety reclamation deposit

The Company received an initial cash deposit of $308,848 from the Utah Department of Natural Resources at the time the current owners took over the Company in 2013. The management team believes the Utah Department of Natural Resources has recourse on this deposit upon a corporate transaction event resulting in a change in ownership. The surety claim deposit is classified as a long-term liability for financial statement purposes.

(7)    Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is subject to various environmental regulations and operating requirements. In the opinion of management, there are no violations of these legal requirements that would have a material adverse effect on the Company’s financial position or results of operations.

(8)    Concentration

The Company has a concentration of customers in their lease activities. During 2024, all leasing revenue was obtained from one customer. During 2023, all leasing revenue was obtained from two customers.

(9)    Member Transaction

In September 2024, the Company finalized a transaction in which the majority owner of the Company acquired 100% of the outstanding equity interests of the Company. As of September 30, 2024, the Company is wholly owned by Endeavor Capital Group. As the majority owner of the Company already had control of the Company, there is no change in basis for financial statement reporting purposes.

(10)  Litigation

On September 6, 2024, Tyr Energy Utah Logistics, LLC (“Tyr Energy”) filed suit in the County Court at Law, Number 1, Nueces County, Texas against IRRX, the Sponsor (Drexel Hamilton Infrastructure Partners) and certain affiliates of the Sponsor, asserting claims for breach of and tortious interference with a non-disclosure and non-circumvention agreement in connection with the public announcement of the proposed Business

TAR SANDS HOLDINGS II, LLC
NOTES TO FINANCIAL STATEMENTS

(10)  Litigation (cont.)

Combination, for which Tyr Energy seeks a temporary restraining order and temporary injunction. The Sponsor (Drexel Hamilton Infrastructure Partners) and its affiliates have specially appeared to dispute specific personal jurisdiction, and all defendants, including IRRX, vehemently dispute liability and intend to vigorously defend against Tyr Energy’s claims.

(11)  Subsequent events

The Company has evaluated subsequent events through March 24, 2025 the date the financial statements were available to be issued. There were no additional events that were required to be disclosed in the financial statements.

TAR SANDS HOLDINGS II, LLC
BALANCE SHEETS
September 30, 2025 and December 31, 2024

	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,511	$3,961
TOTAL CURRENT ASSETS	3,511	3,961

Right of use asset	38,930	39,962
Restricted cash and cash equivalents	811,084	807,084
Land	7,500,000	7,500,000
TOTAL ASSETS	$8,353,525	$8,351,007

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$36,000	$40,000
Lease liability, current	3,530	3,530
Note payable, related party	2,980,068	2,711,834
TOTAL CURRENT LIABILITIES	3,019,598	2,755,364

Surety reclamation deposit	308,848	308,848
Asset retirement obligations	547,220	518,225
Lease liability	35,727	36,774
TOTAL LIABILITIES	3,911,393	3,619,211

Commitments and contingencies (Note 7)

MEMBERS’ EQUITY
MEMBERS’ EQUITY	4,442,132	4,731,796
TOTAL MEMBERS’ EQUITY	4,442,132	4,731,796

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$8,353,525	$8,351,007

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC
STATEMENTS OF OPERATIONS
Nine Months Ended September 30, 2025 and 2024

	2025	2024
RENTAL REVENUE	$20,000	$18,000
TOTAL REVENUE	20,000	18,000

OPERATING EXPENSES
Salary and wages	61,744	54,177
Property tax	43,580	30,000
Accretion expense	28,995	26,982
Professional fees	145,728	71,955
Other expenses	29,617	80,143
TOTAL OPERATING EXPENSES	309,664	263,257

LOSS FROM OPERATIONS	(289,664)	(245,257)
NET LOSS	$(289,664)	$(245,257)
Net loss per member unit
Basic and diluted	(28,966.40)	(24,525.70)
Weighted average number of member units outstanding:
Basic and diluted	10	10

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC
STATEMENT OF MEMBERS’ EQUITY
Nine Months Ended September 30, 2025 and 2024

Total Members’ Equity
Balance, December 31, 2023	$5,214,422
Member contributions	1,475,000
Member distributions	(1,550,000)
Net loss	(245,257)
Balance, September 30, 2024	$4,894,165

Balance, December 31, 2024	$4,731,796
Net loss	(289,664)
Balance, September 30, 2025	$4,442,132

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC
STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(289,664)	$(245,257)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of right of use asset	1,032	1,298
Accretion of asset retirement obligation	28,995	26,982
Increase/decrease in operating assets and liabilities:
Prepaid expenses	—	447
Accounts payable	(4,000)	30,000
Lease liability	(1,047)	(1,318)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(264,684)	(187,848)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on note payable, related party	268,234	201,426
Capital Contributions	—	1,475,000
Capital Distributions	—	(1,550,000)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	268,234	126,426

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	3,550	(61,422)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD	811,045	874,006
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$814,595	$812,584

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$—	$—
Cash paid during the period for interest	$—	$—

See Accompanying Notes to Financial Statements

TAR SANDS HOLDINGS II, LLC

NOTES TO FINANCIAL STATEMENTS

(1)    Summary of significant accounting policies

Organization and description of business — Tar Sands Holdings II, LLC (the “Company”) was formed in 2013 and operated as an open pit tar sands mine, mining bitumen from the tar sands on the property. Mining operations were in the Vernal, Utah area. The operations were ceased in December 2015, due to the economics of the tar sands mining industry. The Company leases unimproved land to certain lessees as a means of utilizing the land.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash and cash equivalents are amounts that are reserved to satisfy surety requirements from the Utah Department of Natural Resources, Division of Oil Gas and Mining. The Company does not have a surety bond in place, these funds are reserved to satisfy the bond requirements. Due to the long term nature of the surety obligation, these funds have been classified as a non-current asset.

	September 30, 2025	December 31, 2024
Unrestricted cash and cash equivalents	$3,511	$3,961
Restricted cash and cash equivalents	811,084	807,084
Total cash and cash equivalents	$814,595	$811,045

Property and equipment — Property and equipment are recorded at cost less accumulated depreciation and amortization. Costs of maintenance, repairs and minor replacements are charged to expense as incurred. Significant renewals and betterments that are more than $5,000 and extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation applicable to assets retired or sold are removed upon disposal and any resulting gain or loss is recognized in operations.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment amount for the nine months ended September 30, 2025 and 2024.

Depreciation of property and equipment are computed using the straight-line method for all assets over their estimated useful lives.

Revenue recognition — Revenue primarily consists of fees related to the Company leasing unimproved land to certain lessees. There are no costs associated with the operating leases, the Company does not provide services, facilities, or improvements for the land leases. The Company recognizes rental revenue over the respective lease period (measured on a monthly basis) in accordance with Topic 842. The collectability of these payments are considered probable as lease payments are generally received the same month of the lease term. The terms of the rental revenue amount received are defined in the lease agreement with the lessee.

Fair value of financial instruments — The carrying values of cash and cash equivalents, and accounts payable approximate their estimated fair values due to the short maturities of these instruments.

TAR SANDS HOLDINGS II, LLC

NOTES TO FINANCIAL STATEMENTS

(1)    Summary of significant accounting policies (cont.)

Note payable — Notes payable are classified as a current liability if they mature within one year of the balance sheet date or if they are due upon demand. Portions of the note that mature in more than one year are classified as long term liabilities. The Company accrues interest in accordance with the terms of the note agreement.

Other expenses — Other expenses include miscellaneous operating expenses related to maintaining the property for items such as utilities and insurance. Such expenses are accrued as incurred.

Professional expenses — Professional expenses include fees paid for accounting, legal, and financial consulting services. These expenses are related to the acquisition of the Company by potential buyers. Such expenses are accrued as incurred.

Income taxes — The Company is a limited liability company under provisions of the Internal Revenue Code and elected to be treated as a partnership for income tax purposes. As such, the payment and recognition of income taxes are the responsibility of the members of the Company.

The Company files income tax returns in the U.S. federal and state jurisdictions as required. A tax benefit from an uncertain tax position may only be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions for any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold upon recognition. Interest and penalties, if any, would be reflected in income tax expense as incurred. The Company evaluates their uncertain tax positions, if any, on a continual basis through review of their policies and procedures, review of their regular tax filings, and discussions with outside experts. The Company does not believe they have any uncertain tax positions that are material to the Company’s financial statements as of September 30, 2025. The Company’s previous three years of income tax returns generally remain subject to examination by the IRS for U.S. federal income tax purposes.

Going concern — The Company follows the guidance in ASC Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess an entity’s ability to continue as a going concern and to provide related disclosure in certain circumstances. See note 2 for further consideration regarding the Company’s ability to continue as a going concern.

Recently adopted accounting pronouncements, taxes — In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023- 09 will become effective for Annual periods beginning after December 15, 2024. The company is still reviewing the impact of ASU 2023-09.

Recently adopted accounting pronouncements, segments — In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures which requires specific disclosures related to the title and position of the chief operating decision maker (“CODM”) and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods beginning with the first quarter ended March 31, 2025. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

TAR SANDS HOLDINGS II, LLC

NOTES TO FINANCIAL STATEMENTS

(2)    Going concern

The Company incurred a net loss from operations of $289,664 and $245,257 for the nine months ended September 30, 2025 and 2024, respectively, and has had no substantial revenue generating operations during these periods. As of September 30, 2025, the Company had net current liabilities of $3,019,598 and current assets of $3,511. As of September 30, 2025, loans from the owner of the Company totaled $2,980,068. These loans have been used to fund ongoing operations of the Company.

The Company is forecasting that it will continue to incur negative operating cash flows and rely on notes payable from a related party to meet all of its obligations. As such, the ability of the Company to continue as a going concern is principally dependent on one of more of the following: (1) successful completion of the Business Combination as described below; (2) the ability of the Company to increase cash flows from current operating activities and new operating activities; and (3) the ability of the Company to raise fundings as and when necessary from the owner of the Company.

As a result of the above, there is material uncertainty related to events or conditions that cause significant doubt on the Company’s ability to continue as a going concern, and therefore, that the Company is unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In August 2024, the Company announced entering into a Business Combination Agreement with Integrated Rail and Resources Acquisition Corp. (IRRX). The transaction would lead to a merger and subsequent NASDAQ listing. The Company is currently in negotiations with IRRX to be an anchor feedstock supplier and product off-taker. The transaction is subject to regulatory approvals, IRRX shareholder approval, and other closing conditions.

If this Business Combination Agreement with IRRX is not executed, then the Company would remain reliant on the current owners to continue to finance the operations of the Company as management works on a plan to increase cash flows from current operating activities and determines whether there are new operating activities that would be profitable for the Company to pursue.

(3)    Asset retirement obligations

The Company has an asset retirement obligation for the estimated environmental remediation costs required in the retirement of the mine. The obligation arises from a legal requirement to fill in and restore the quarry after extraction operations have stopped. The obligation to perform the asset retirement activity is unconditional even though there may be uncertainty about whether and how the obligation will ultimately be settled. The obligation is determined through obtaining an independent environmental study to assess the costs associated with the retirement of the mine.

Asset Retirement Obligations
December 31, 2023	$482,248
Accretion	26,982
September 30, 2024	$509,230

December 31, 2024	$518,225
Accretion	28,995
September 30, 2025	$547,220

The Company recorded an initial liability for the expected retirement costs of the tangible long-lived asset. The future estimated reclamation costs was determined to be $796,000. This balance was discounted over an estimated life of 10 years using a credit adjusted risk free rate of 7.46%. Additional expense for the asset retirement obligation is accreted over the life of the obligation.

TAR SANDS HOLDINGS II, LLC

NOTES TO FINANCIAL STATEMENTS

(4)    Note payable

The Company has a note payable to the majority owner of the Company. The note payable has an agreed upon interest rate of 0% and does not have formal repayment terms and required monthly payments. The note is repaid on a periodic basis using any excess cash obtained through rental operations of the entity. During the nine months ended September 30, 2025 the Company borrowed $268,234 on the note payable. During the nine months ended September 30, 2024 the Company borrowed $201,426 on the note payable. As of September 30, 2025 and December 31, 2024 the Company had an outstanding balance of $2,980,068 and $2,711,834, respectively, on the note payable. The note is classified as a demand note for financial reporting purposes and is classified in current liabilities.

(5)    Operating leases

The Company has entered into certain operating lease agreements to operate a flare stack and pipeline on certain Trust Lands located in Uintah County, Utah. The terms of the lease agreement has a maturity date of 20 years.

On January 1, 2022, the Company adopted ASC 842 for their operating leases. The Company has evaluated their lease and determined they are not reasonably certain to exercise any option to extend their lease. Therefore, no options to extend are included in the calculation of the right-of-use asset and lease liability. The Company’s lease does not contain any material residual value guarantees or material restrictive covenants.

On January 1, 2022, the Company recorded $46,192 right-of-use assets in exchange for operating lease obligations in the same amount. The Company’s estimated incremental borrowing cost of 5.30% was used as the discount rate in calculating the right-of-use assets and lease liabilities on January 1, 2022. As of September 30, 2025 and 2024, the remaining weighted average lease term is 16.25 and 17.25 years for operating leases.

The Company makes one payment per year on the lease. Future payments under leases, as of September 30, 2025 are as follows:

Fiscal Year
2025	$—
2026	3,530
2027	3,530
2028	3,530
2029	3,530
Thereafter	45,890
Total	60,010
Less imputed interest	(20,753)
Total lease liability at September 30, 2025	$39,257

(6)    Surety reclamation deposit

The Company received an initial cash deposit of $308,848 from the Utah Department of Natural Resources at the time the current owners took over the Company in 2013. The management team believes the Utah Department of Natural Resources has recourse on this deposit upon a corporate transaction event resulting in a change in ownership. The surety claim deposit is classified as a long-term liability for financial statement purposes.

(7)    Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

TAR SANDS HOLDINGS II, LLC

NOTES TO FINANCIAL STATEMENTS

(7)    Contingencies (cont.)

The Company is subject to various environmental regulations and operating requirements. In the opinion of management, there are no violations of these legal requirements that would have a material adverse effect on the Company’s financial position or results of operations.

(8)    Concentration

The Company has a concentration of customers in their lease activities. During 2025 and 2024, all leasing revenue was obtained from one customer.

(9)    Member Transaction

In September 2024, the Company finalized a transaction in which the majority owner of the Company acquired 100% of the outstanding equity interests of the Company. Effective September 30, 2024, the Company is wholly owned by Endeavor Capital Group. As the majority owner of the Company already had control of the Company, there is no change in basis for financial statement reporting purposes.

(10)  Litigation

On September 6, 2024, Tyr Energy Utah Logistics, LLC (“Tyr Energy”) filed suit in the County Court at Law, Number 1, Nueces County, Texas against IRRX, the Sponsor and certain affiliates of the Sponsor, asserting claims for breach of and tortious interference with a non-disclosure and non-circumvention agreement in connection with the public announcement of the proposed Business Combination, for which Tyr Energy seeks a temporary restraining order and temporary injunction. The Sponsor and its affiliates have specially appeared to dispute specific personal jurisdiction, and all defendants, including IRRX, vehemently dispute liability and intend to vigorously defend against Tyr Energy’s claims.

(11)  Segment

In accordance with ASC Topic 280 — “Segment Reporting (ASC 280),” the Company has determined that it has a single operating and reporting segment. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets.

The Company operates through a single operating and reporting segment with an investment objective to generate current income. The CODM is the Company’s chief executive officer and assesses the performance and makes operating decisions of the Company on a basis primarily based on the Company’s net increase in shareholder’s equity resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income as a key metric in determining the future operating needs of the Company. As the Company’s operations comprise a single reporting segment, the segment assets are reflected on the accompanying balance sheets as “total assets” and the significant segment expenses are listed on the accompanying statements of operations.

(12)  Subsequent events

The Company has evaluated subsequent events through December 18, 2025 the date the financial statements were available to be issued. There were no additional events that were required to be disclosed in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Integrated Rail and Resources Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Integrated Rail and Resources Acquisition Corp. (the “Company”) as of December 31, 2024, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses on or before May 15, 2025, provided necessary monthly extension deposits are made to the Company’s Trust Account. There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to May 15, 2025, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond May 15, 2025 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ham, Langston & Brezina, L.L.P.

We have served as the Company’s auditor since 2024.

Houston, Texas
March 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Integrated Rail and Resources Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Integrated Rail and Resources Acquisition Corp. (the “Company”) as of December 31, 2023, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a blank check company that was formed for the purpose of completing a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The Company lacks the capital resources that are needed to fund its operations for a reasonable period of time, which is generally considered to be one year from the issuance of the financial statements. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

We have served as the Company’s auditor from 2021 to 2024.

Hartford, CT
April 16, 2024

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets
Current Assets:
Cash	$39,938	$189
Prepaid expenses and other assets	—	33,590
Total Current Assets	39,938	33,779
Investments held in Trust Account	3,237,676	72,731,536
Total Assets	$3,277,614	$72,765,315

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued expenses	$2,594,035	$700,664
Accrued franchise tax	23,571	80,000
Accrued excise tax	2,649,197	1,741,420
Income taxes payable	278,518	1,177,040
Advances from related parties	100,770	100,770
Note Payable – Sponsor	5,393,225	4,853,225
Note Payable – related party	390,710	600,000
Convertible promissory note, net of debt discount	1,255,062	—
Conversion event liability	684,887	—
Working Capital Loan – related party	17,935	17,935
Total Current Liabilities	13,387,910	9,271,054
Warrant liabilities	4,180,000	2,090,000
Deferred underwriting fee payable	8,050,000	8,050,000
Total Liabilities	25,617,910	19,411,054

Commitments and Contingencies (Note 5)
Class A Common Stock subject to possible redemption. 249,659 and 6,489,246 shares are at redemption value of approximately $12.61 and $11.01 per share at December 31, 2024 and 2023, respectively.	3,148,662	71,474,496

Stockholders’ Deficit:
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Class A Common Stock, $0.0001 par value; 100,000,000 shares authorized, 5,750,000 and no shares issued and outstanding (excluding 249,659 and 6,489,246 shares subject to possible redemption) at December 31, 2024 and 2023, respectively.	575	—
Class B Common Stock, $0.0001 par value; 10,000,000 shares authorized; 0 and 5,750,000 shares issued and outstanding, respectively	—	575
Accumulated deficit	(25,489,533)	(18,120,810)
Total Stockholders’ Deficit	(25,488,958)	(18,120,235)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$3,277,614	$72,765,315

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024	Year Ended December 31, 2023
EXPENSES
Operating expenses	$3,054,750	$1,391,654
Loss from Operations	(3,054,750)	(1,391,654)

Other (Expense) Income
Interest and income earned on cash and trust investments	1,438,346	5,117,247
Interest expense	(422,128)	—
Change in fair value of warrant liabilities	(2,090,000)	836,000
Change in fair value of conversion event liability	(17,821)	—
Excise tax interest and penalties	(214,457)	—
Total Other (Expense) Income, net	(1,306,060)	5,953,247

(Loss) income before provision for income taxes	(4,360,810)	4,561,593
Provision for income taxes	(462,092)	(1,018,482)
Net (Loss) Income	$(4,822,902)	$3,543,111

Weighted average shares outstanding of redeemable Class A Common Stock	2,188,860	11,900,601
Basic and diluted net (loss) income per share, redeemable Class A Common Stock	$(0.61)	$0.20

Weighted average shares outstanding of non-redeemable Class A and Class B Common Stock	5,750,000	5,750,000
Basic and diluted net (loss) income per share, non-redeemable Class A and Class B Common Stock	$(0.61)	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	5,750,000	$575	$—	$(11,430,760)	$(11,430,185)
Accrued excise tax on Common Stock Redemptions	—	—	—	—	—	(1,741,420)	(1,741,420)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(8,491,741)	(8,491,741)
Net income	—	—	—	—	—	3,543,111	3,543,111
Balance – December 31, 2023	—	$—	5,750,000	$575	$—	$(18,120,810)	$(18,120,235)
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2023	—	$—	5,750,000	$575	$—	$(18,120,810)	$(18,120,235)
Accrued excise tax on Common Stock Redemptions	—	—	—	—	—	(693,320)	(693,320)
Conversion of Class B Common Stock to Class A Common Stock	5,750,000	575	(5,750,000)	(575)	—	—	—
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(1,852,501)	(1,852,501)
Net loss	—	—	—	—	—	(4,822,902)	(4,822,902)
Balance – December 31, 2024	5,750,000	$575	—	$—	$—	$(25,489,533)	$(25,488,958)

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31 2024	Year ended December 31 2023
Cash Flows from Operating Activities:
Net (loss) income	$(4,822,902)	$3,543,111
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Reinvested dividends on funds held in Trust Account	—	(5,117,247)
Interest and income earned on cash and Trust Account investments	(1,438,341)	—
Interest expense	422,128	—
Deferred income taxes	—	(260,225)
Change in fair value of warrant liabilities	2,090,000	(836,000)
Change in fair value of conversion event liability	17,821	—
Changes in Operating Assets and Liabilities:
Prepaid expenses	33,590	399,988
Accounts payable	1,893,371	(84,488)
Accrued expenses	—	103,414
Accrued franchise tax	(56,429)	9,315
Accrued excise tax	214,457	—
Income taxes payable	(898,522)	835,186
Net Cash Used in Operating Activities	(2,544,827)	(1,406,946)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	1,443,866	634,257
Cash deposited into Trust Account	(690,000)	(4,853,225)
Cash withdrawn from Trust Account for payment to redeeming stockholders	70,178,335	174,141,949
Net Cash Provided by Investing Activities	70,932,201	169,922,981

Cash Flows from Financing Activities:
Advances from related party	—	100,770
Proceeds from Note Payable – Sponsor	540,000	4,853,225
Repayment of Note Payable – Related Party	(209,290)	—
Proceeds from Note Payable – Related Party	—	600,000
Proceeds from convertible promissory note	1,500,000	—
Proceeds from promissory note – Working Capital Loan – Related Party	—	17,935
Payment to redeeming stockholders	(70,178,335)	(174,141,949)
Net Cash Used in Financing Activities	(68,347,625)	(168,570,019)

Net Change in Cash	39,749	(53,984)
Cash – Beginning of Year	189	54,173
Cash – End of Year	$39,938	$189

Supplemental Disclosure of Cash Flow Information:
Cash paid for taxes	$1,360,613	$443,552

Supplemental Disclosure of Noncash Investing and Financing Activities:
Excise tax liability arising from redemption of Class A Common Stock	$693,320	$1,741,420

Remeasurement of Common Stock subject to redemption	$1,852,501	$8,491,741

Conversion of Class B Common Stock to Class A Common Stock	$575	$—

Discount on convertible promissory note	$667,066	$—

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN

Integrated Rail and Resources Acquisition Corp. (the “Company”) is a blank check company incorporated as a Delaware corporation on March 12, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of December 31, 2024, the Company had not yet commenced operations. All activity for the period from March 12, 2021 (inception) through December 31, 2024 related to the Company’s formation, its initial public offering (“IPO” or “Initial Public Offering”), which is described below, and, subsequent to the IPO, identifying a target company for an initial Business Combination.

The registration statement for the Company’s IPO was declared effective on November 11, 2021. On November 16, 2021, the Company consummated its IPO of 23,000,000 units (the “Units”), including the full exercise of the underwriters’ over-allotment option to purchase 3,000,000 Units. Each Unit consisted of one share of Class A common stock, par value $0.0001 per share, of the Company (the “Public Shares”) and one-half of one redeemable warrant, at $10.00 per Unit. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant of the Company. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment.

Simultaneously with the closing of the IPO, the Company consummated the sale of 9,400,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to DHIP Natural Resources Investments, LLC (“Sponsor”), generating gross proceeds of $9,400,000, which is described in Note 3.

If the Company is unable to complete a Business Combination, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with an initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Following the closing of the IPO on November 16, 2021, management agreed that an amount equal to at least $10.10 per Unit sold (or $232,300,000) in the Initial Public Offering and the proceeds of the Private Placement Warrants, would be held in a trust account (“Trust Account”) with Equiniti Trust Company, LLC (“Equiniti”) (formerly known as American Stock Transfer & Trust Company, LLC) acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

The Company will provide its holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). The Public Shares are recorded at a redemption value and classified as temporary equity, in accordance with Accounting Standards Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated certificate of incorporation which was adopted by the Company upon the consummation of the Initial Public Offering, and was amended by certificates of amendment on February 9, 2023 and August 8, 2023 (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares (discussed in Note 4) prior to this Initial Public Offering (the “Initial Stockholders”) will agree to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders will agree to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, directors and director nominees agreed not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

The initial stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period (discussed below). However, if the initial stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period, discussed below. The underwriters will agree to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10 per share initially held in the Trust Account.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Trust Extensions

Initially, the Company had 12 months from the closing of the IPO on November 16, 2021 to consummate an initial Business Combination (until November 16, 2022) (the “Combination Period”). Additionally, the Company was entitled to extend the period of time to consummate a Business Combination up to two times by an additional three months each time (for a total of up to 18 months to complete a Business Combination) by depositing into the Trust Account maintained by Equiniti, acting as trustee, an amount of $0.10 per Unit sold to the public in the IPO, $2,300,000, for each such three-month extension (that would result in a total deposit of $10.30 per public share sold in the event both extensions were elected or an aggregate of $4,600,000). Public stockholders were not entitled to vote on or redeem their shares in connection with any such extension. In November 2022, the Sponsor deposited $2,300,000 into the Trust Account, to extend the deadline for an initial Business Combination by three months to February 2023. In lieu of a second $2,300,000 extension payment for a three month extension to May 2023, a special meeting of stockholders was held in February 2023 (“February 2023 Special Meeting”) that resulted in an extension of the deadline to complete an initial Business Combination to March 15, 2023 and allowed the Company to further extend the date to consummate a Business Combination on a monthly basis up to five (5) times by an additional one month through September 15, 2023.

In connection with the vote on the extension Amendment at the February 2023 Special Meeting, stockholders holding a total of 9,155,918 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $94,489,075 (approximately $10.32 per share) was withdrawn from the Trust Account to pay such holders in February 2023.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

On August 8, 2023, the Company held its Annual Meeting of Stockholders (“2023 Annual Meeting”) whereby the stockholders approved the second extension amendment proposal permitting an extension of the date by which the Company has to consummate a Business Combination until February 15, 2024, subject to monthly extension deposits of $140,000, which were made in August 2023 through January 2024.

In connection with the vote on the extension Amendment at the 2023 Annual Meeting, stockholders holding a total of 7,354,836 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $79,652,874 (approximately $10.83 per share) was removed from the Company’s Trust Account to pay such holders in August 2023.

On February 12, 2024 at a special meeting in lieu of an annual meetings of stockholders of the Company (the “February 2024 Special Meeting”), stockholders approved a third extension Amendment Proposal (the “Third Extension Amendment Proposal”) to extend the date by which the Company must (1) effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (an “initial Business Combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such initial Business Combination, and (3) redeem 100% of the Company’s Class A common stock included as part of the Units sold in the Company’s Initial Public Offering, from February 15, 2024 to March 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for such one-month extension, and to allow the Company, without another stockholder vote, to further extend such date to consummate a Business Combination on a monthly basis up to eight (8) times by an additional one (1) month each time, by resolution of the Company’s board of directors (the “Board”), until November 15, 2024, or a total of up to nine (9) months after February 15, 2024 (such date as extended, the “Deadline Date”), by depositing (or causing to be deposited) into the Trust Account $50,000 for each additional one-month extension on or prior to each applicable Deadline Date, unless the closing of a Business Combination shall have occurred prior thereto.

In connection with the vote on the third extension amendment proposal at the February 2024 Special Meeting, stockholders holding a total of 4,573,860 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $50,312,460 (approximately $11.00 per share) was removed from the Company’s Trust Account to pay such holders. In association with the February 2024 redemptions, the Company inadvertently underpaid the redeeming shareholders $395,138 or approximately $0.09 per share. On September 24, 2024, the February 2024 redeeming shareholders were paid the additional $395,138 due them. Following the Company’s redemptions, the Company had an aggregate of 7,665,386 Class A and Class B Common Stock shares outstanding.

On November 14, 2024, the Company held a special meeting of stockholders (the “November 2024 Special Meeting”), whereby the Company’s stockholders approved a proposal (the “November 2024 Extension Amendment Proposal”) to amend the Charter (the “November 2024 Extension Amendment”) to extend the Deadline Date from November 15, 2024 to December 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for such one-month extension (an “Extension Payment”) on or prior to November 15, 2024, and to allow the Company, without another stockholder vote, to further extend the Deadline Date on a monthly basis up to five times by an additional one month each time after December 15, 2024 or later extended Deadline Date, by resolution of the Board, if requested by the Sponsor, upon five days’ advance notice prior to the applicable Deadline Date, until May 15, 2024, or a total of up to six months after November 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for each additional one-month extension on or prior to each applicable Deadline Date, unless the closing of an initial Business Combination shall have occurred prior thereto. As a result of the approval of the November 2024 Extension Amendment Proposal, the Sponsor will make an Extension Payment into the Trust Account on each applicable Deadline Date.

In connection with the vote on the November 2024 Extension Amendment Proposal at the November 2024 Special Meeting, stockholders holding an aggregate of 1,665,727 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $19,470,737 (approximately $11.69 per share) was removed from the Company’s Trust Account to pay such holders in November 2024.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Since its first extension deposit in the Trust Account in November 2022 to the filing of this Form 10-K, the Company has deposited an aggregate of $7,993,225 in the Trust Account to extend the period to consummate a Business Combination to May 15, 2025 including $690,000, during the year ended December 31, 2024. For the year ended December 31, 2023, the Company deposited $4,853,225, to extend the period to consummate a Business Combination.

Conversion of Class B shares to Class A shares

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares (discussed in Note 4). As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

NYSE Delisting

On March 11, 2024, the Company received correspondence from the staff of NYSE Regulation (the “Staff”) of the New York Stock Exchange (“NYSE”) indicating that the Staff has determined to commence proceedings to delist the Company’s Class A common stock, par value $0.0001 per share, Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant, with each warrant exercisable for one share of Class A common stock of the Company and Warrants from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly-held shares over a consecutive 30 trading day period of at least $40,000,000.

On March 11, 2024 the Company’s securities were delisted from the NYSE and effective as of March 12, 2024, the Company’s securities were available for trading in the over-the-counter (OTC Pink) market.

Proposed Business Combination

Merger Agreement

On August 12, 2024, the Company (“SPAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) SPAC, (ii) Uinta Integrated Infrastructure Inc., a Delaware corporation (“Holdings”), (iii) Uinta Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), (iv) RR Integration Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings (“SPAC Merger Sub”), (v) RRG Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings (“Company Merger Sub,” and together with SPAC Merger Sub, the “Merger Subs”; the Merger Subs, SPAC, Lower Holdings and Holdings are collectively referred to herein as the “SPAC Parties”), (vi) Tar Sands Holdings II, LLC, a Utah limited liability company (“TSH Company”), and (vii) Endeavor Capital Group, LLC (the “Company Member Representative”) (each entity named in (i) through (vii) above, a “Party,” and collectively, the “Parties”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, (1) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Holdings (the “SPAC Merger”) and with the security holders of SPAC receiving substantially equivalent securities of Holdings and (2) Company Merger Sub will merge with and into TSH Company, with TSH Company continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings (the “Company Merger,” and together with the SPAC Merger, the “Mergers”) and with the members of TSH Company receiving cash (the transactions contemplated by the Merger Agreement, including, but not limited to the Mergers, the “proposed Business Combination”). The board of directors of SPAC (the “SPAC Board”) unanimously approved the Merger Agreement and the Mergers and resolved to recommend the approval and adoption of the Merger Agreement and the proposed Business Combination by the stockholders of SPAC. The proposed Business Combination is expected to be consummated after obtaining the required approvals by the stockholders of SPAC and the Requisite Members (as defined in the Merger Agreement) of TSH Company and the satisfaction of certain other customary closing conditions.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Merger Consideration/Treatment of Securities

Effect of Company Merger on Issued and Outstanding Company Membership Interests and Limited Liability Company Interests of Company Merger. At the Effective Time (as defined in the Merger Agreement), by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party, among other things:

(i)     Each issued and outstanding Company Membership Interest (as defined in the Merger Agreement) (other than the Rollover Interests (as defined in the Merger Agreement)) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration (as defined in the Merger Agreement).

(ii)    All of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit (as defined in the Merger Agreement).

Effect of SPAC Merger on Issued and Outstanding Securities of SPAC and SPAC Merger Sub

By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party:

(i)     Immediately prior to the Effective Time, every issued and outstanding unit of SPAC (“SPAC Unit”) (each SPAC Unit consisting of one share of Class A common stock of SPAC, par value $0.0001 per share (“SPAC Class A Common Stock”) and one-half of one whole warrant entitling the holder to purchase one share of SPAC Class A Common Stock for $11.50 per share (each such whole warrant, a “SPAC Public Warrant”)), shall be automatically separated and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit.

(ii)    Each share of SPAC Class A Common Stock and Class B common stock of SPAC, par value $0.0001 per share (together with SPAC Class A Common Stock, “SPAC Common Stock”) issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Class A common stock of Holdings, par value $0.0001 per share (“Holdings Class A Common Stock”), following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of shares of SPAC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided by the Merger Agreement.

(iii)   At the Effective Time, each issued and outstanding SPAC Public Warrant shall be converted into one warrant, entitling the holder to purchase one share of Holdings Class A Common Stock for $11.50 per share (“Holdings Public Warrant”), of like tenor. The SPAC Public Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Holdings Public Warrants shall have, and be subject to, substantially the same terms and conditions applicable to the SPAC Public Warrants, except as set forth in the Merger Agreement. At or prior to the Effective Time, the Parties shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Holdings Public Warrants remain outstanding, a sufficient number of shares of Holdings Class A Common Stock for delivery upon the exercise of such Holdings Public Warrants.

(iv)   At the Effective Time, if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

(v)    At the Effective Time, each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC as the surviving corporation after the SPAC Merger (the “SPAC Surviving Subsidiary”), with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

Effect of Mergers on Issued and Outstanding Securities of Holdings

At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration and the Company Convertible Preferred Stock Consideration (as each are defined in the Merger Agreement)) shall be canceled and extinguished without any conversion thereof or consideration therefor.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of the Parties that are customary for transactions of this nature. The representations and warranties of the Parties will not survive the closing of the Mergers (the “Closing”). The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Conditions to Each Party’s Obligations

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions by the Parties thereto, including, among others:

(i)     if applicable, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(ii)    the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions (as defined in the Merger Agreement);

(iii)   the effectiveness of the Form S-4 registration statement to be filed with the Securities and Exchange Commission (the “SEC”) with respect to registration of the offer and sale of the shares of Holdings Common Stock (as defined in the Merger Agreement) and Holdings Public Warrants to be issued in connection with the Business Combination;

(iv)   the approval by the stockholders of SPAC of certain proposals relating to the Merger Agreement and the Business Combination (the “SPAC Stockholder Approval”);

(v)    the execution of the Shell Commitment Agreement (as defined in the Merger Agreement) by the parties thereto;

(vi)   the Available Closing Date Cash (as defined in the Meger Agreement) being not less than $44,000,000;

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

(vii)  solely with respect to TSH Company, among others conditions: (a) certain representation and warranties of TSH Company being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of TSH Company having been performed or complied with in all material respects; (c) the delivery by TSH Company to SPAC of a closing certificate; (d) irrevocable written consents of TSH Company Manager (as defined in the Merger Agreement) and the Requisite Members, in favor of the approval and adoption of the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement (the “Written Consent”); and (e) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); and

(viii) solely with respect to SPAC, among others conditions: (a) certain representation and warranties of SPAC being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of SPAC having been performed or complied with in all material respects; (c) the delivery by SPAC to TSH Company of a closing certificate; (d) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); (e) receipt of approval for listing on the NYSE, NASDAQ, or NYSE American of Holdings Class A Common Stock and Holdings Public Warrants; and (f) the resignation or removal of the officers and directors of SPAC.

Termination

The Merger Agreement may be terminated at any time prior to the Closing,

(i)     by mutual written consent of the Company and SPAC;

(ii)    by either TSH Company or SPAC if the Effective Time shall not have occurred prior to May 15, 2025, provided that the Party seeking termination, either directly or indirectly through its Affiliates (as defined in the Merger Agreement), is not in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a closing condition;

(iii)   by either TSH Company or SPAC if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making consummation of the proposed Business Combination, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the proposed Business Combination;

(iv)   by SPAC if TSH Company shall have failed to deliver the PCAOB Financials (as defined in the Merger Agreement) to SPAC within sixty days after the date of the Merger Agreement;

(v)    subject to certain conditions and limitations set forth in the Merger Agreement, by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of TSH Company and its subsidiaries (the “Group Companies”) set forth in the Merger Agreement, or if any representation or warranty of the Group Companies shall have become untrue;

(vi)   subject to certain conditions and limitations set forth in the Merger Agreement, by TSH Company upon a breach of any representation, warranty, covenant or agreement on the part of the SPAC Parties set forth in the Merger Agreement, or if any representation or warranty of the SPAC Parties shall have become untrue; or

(vii)  by written notice from either TSH Company or SPAC to the other if either the Written Consent or the SPAC Stockholder Approval is not obtained.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Ancillary Agreements

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, (i) the Sponsor entered into a support agreement with the other parties thereto (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor and certain other parties thereto agreed to vote their respective shares in favor of the proposed Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement, and (ii) certain holders of Company Membership Interests entered into a support agreement (the “Company Support Agreement”), pursuant to which, among other things, such holders agreed not to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of the Company Manager (as defined in the Merger Agreement) in favor of the proposed Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement.

Registration Rights Agreement

In connection with the Closing, Holdings, Sponsor, and certain TSH Company equityholders will enter into a registration rights agreement in a form reasonably satisfactory to the Parties, pursuant to which, among other things, Holdings will agree to provide certain TSH Company equity holders with certain rights relating to the registration for resale of the Holdings securities that they will receive in connection with the Mergers.

Warrant Amendment

In connection with the SPAC Merger, Holdings, SPAC, and the transfer agent for the SPAC Public Warrants will enter into an amendment to the agreement governing such warrants (the “Warrant Amendment”) in a form reasonably satisfactory to the Parties, which will govern the terms and conditions of the Holdings Public Warrants.

Litigation

On September 6, 2024, Tyr Energy Utah Logistics, LLC (“Tyr Energy”) filed suit in the County Court at Law, Number 1, Nueces County, Texas against the Company, the Sponsor and certain affiliates of the Sponsor, asserting claims for breach of and tortious interference with a non-disclosure and non-circumvention agreement in connection with the public announcement of the proposed Business Combination, for which Tyr Energy seeks a temporary restraining order and temporary injunction. The Sponsor and its affiliates have specially appeared to dispute specific personal jurisdiction, and all defendants, including the Company, vehemently dispute liability and intend to vigorously defend against Tyr Energy’s claims.

Amendment to Merger Agreement

On November 8, 2024, the parties to the Merger Agreement entered into an Amendment to and Waiver of Agreement and Plan of Merger (the “Amendment”) pursuant to which the parties agreed, among other things, to amend the Merger Agreement to (a) replace the SPAC Parties as follows: (i) Holdings will be replaced by Uinta Infrastructure Group Corp., a Delaware corporation (“UIGC”); (ii) Lower Holdings will be replaced by Uinta Lower Holdings, Inc., a Delaware corporation and wholly owned subsidiary of UIGC; (iii) SPAC Merger Sub will be replaced by Uinta Merger Co., a Delaware corporation and wholly owned subsidiary of UIGC; and (iv) Company Merger Sub will be replaced by Uinta Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings, (b) permit the amendment of the SPAC Organizational Documents to accommodate the potential conversion of the SPAC Class B Common Stock to an equal number of SPAC Class A Common Stock at the option of the majority of the Class B Common Stock holders, and (c) waive any representations or interim covenants otherwise breached by transactions contemplated by the Amendment.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Amendment to Sponsor Support Agreement

On November 8, 2024, in connection with the Amendment, the parties to the Sponsor Support Agreement entered into an Amendment to Sponsor Support Agreement, pursuant to which the parties agreed, among other things, to replace Holdings with UIGC.

Entry into Non-Binding Letter of Intent with Shell Trading

On November 6, 2024, the Company entered into a non-binding letter of intent for a crude supply and offtake agreement (the “Offtake Agreement”) with Shell Trading (US) Company (“STUSCO”), the commencement of which is conditioned upon, among other things, the closing of the proposed Business Combination. Under this prospective arrangement, STUSCO would supply volumes of crude feedstock to the Company’s refining and terminating facility in Vernal, Utah (the “Facility”) and purchase certain crude oil products produced from such feedstock.

The initial term (the “Initial Term”) of the Offtake Agreement is 10 years from the date upon which the Facility commences operation (the “In-Service Date”), which In-Service Date is expected to be December 31, 2028, and may be extended by mutual agreement of the parties to the Offtake Agreement. STUSCO will have a one-time option (the “Extension Option”) to extend the Initial Term of the Offtake Agreement by five years (“Option Term”). In the event STUSCO elects to exercise its Extension Option, the Offtake Agreement will be automatically renewed from the end of the Option Term on one-year terms (each, a “Renewal Term”) unless cancelled in writing, by either party, at least 180 days in advance of the end of the Option Term or any Renewal Term, as applicable. The Initial Term, the Option Term, and the Renewal Term(s), as applicable, are collectively referred to as (the “Term”).

The commencement of the Term of the Offtake Agreement is subject to certain conditions precedent, including the below (collectively, the “Conditions Precedent”):

•        the occurrence of the closing of the transactions contemplated by the Merger Agreement, in accordance with the terms and conditions therein;

•        the completion necessary refurbishment, construction, permitting, and receipt of approvals of or by the Facility have occurred;

•        the In-Service Date occurring on or before December 31, 2028 (the “In-Service Deadline”);

•        the Facility obtaining and maintaining the nameplate capacity for the period required to process 500,000 barrels in a 60-day time frame (the “Nameplate Capacity”), or approximately 15,000 barrels of crude feedstocks per day;

•        the Facility being able to (i) receive crude feedstocks (the “Crude Feedstock”) that meet certain Required Crude Feedstock Specifications (as defined in the Offtake Agreement) via truck LACT; and (ii) process and deliver LPG, Naphtha, Gasoil, and ULSFO (collectively the “Crude Oil Products”);

•        the Facility being able to convert the Crude Feedstock into Crude Oil Products and make available for re-delivery or pick up by STUSCO; and

•        the Company delivering to STUSCO an executed subordination agreement in favor of STUSCO, from each third party with a security interest or similar interest in the Crude Oil Products to: (i) recognize STUSCO’s rights to net and offset amounts owed by STUSCO and (ii) subordinate any such lien to STUSCO’s rights.

If the Conditions Precedent do not occur by the In-Service Deadline, then STUSCO has a one-time option to terminate the Offtake Agreement without liability to the Company. STUSCO will have the right to independently determine if the Conditions Precedent have been satisfied or waived, in its sole discretion, acting reasonably and in good faith.

STUSCO will be the sole supplier of Crude Feedstock to the Facility, and the sole purchaser of Crude Oil Products for the initial Nameplate Capacity, and for any expansion capacity for which STUSCO contracts. The Company will be responsible for maintaining operational storage, line fill, tank heels, etc. necessary to operate the Facility. Any

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

capacity that remains uncontracted by STUSCO is exempt from the terms of the Offtake Agreement and may be taken to the open market. STUSCO will have a right of first refusal to any expansion in refining capacity at the Facility. If the Company offers substantially the same services to a third party at more favorable prices, STUSCO will be entitled to receive the same.

STUSCO has no minimum volume commitments for delivery of Crude Feedstocks or offtake of Crude Oil Products to be supplied to or purchased from the Facility during the Term. However, STUSCO does have a Minimum Revenue Commitment (defined below) under the Offtake Agreement. The purchase price of the Crude Feedstock under the Offtake Agreement will be based on WTI CMA NYMEX (M+1) less a specified differential per barrel (the “Differential”). The purchase price for Crude Oil Products will be based on WTI CMA NYMEX (M+1) less the Differential, plus an agreed processing fee (the “Processing Fee”), and subject to an annual escalation with a negotiated cap.

STUSCO will pay the Company a monthly minimum revenue commitment (currently estimated to be $400,000 per month) for a period of five years (the “Monthly Minimum Revenue Commitment”). The total sum of the Monthly Minimum Revenue Commitment payments must equal the total minimum revenue commitment, estimated to be $25,000,000 (the “Total Minimum Revenue Commitment”). Upon the satisfaction of the Total Minimum Revenue Commitment, and if the Facility is not operating due to STUSCO’s election to nominate less than the minimum operational capacity (the “Minimum Operational Capacity”), STUSCO will pay a minimum payment of approximately $50,000 per month (the “Minimum Payment”).

If the average value based on the formula agreed by the parties to the Offtake Agreement for the applicable month of delivery of the Crude Oil Products (the “Crack”) exceeds the established Processing Fee and the Monthly Minimum Revenue Commitment, net of actual losses at the Facility and deemed losses in transportation, any resulting positive difference (“Positive Differential”) will be split 50%/50% between the Company and STUSCO (“Profit Sharing Split”).

After the Initial Term, or upon STUSCO paying to the Company the Total Minimum Revenue Commitment, whichever is earlier, the Positive Differential will be adjusted to an amount equal the positive difference between the Crack and an amount equal to the agreed discount to the initial Processing Fee, and the Profit Sharing Split will be allocated 75% to the Company and 25% to STUSCO.

So long as the Facility maintains the Minimum Operational Capacity on average during a calendar month, then no credits will be created. If the Facility is not able to meet the Minimum Operational Capacity, then a credit will be created for each barrel below the Minimum Operational Capacity the Facility is unable to process. Any credit created, must be used within the 24-month period following the creation thereof, and any credits remaining at the end of the Term must be used within six months, or may be accounted for in any renewal negotiated at the time.

Performance under the Offtake Agreement may be excused in connection with certain force majeure events. However, in the event the Company declares a force majeure event with respect to the Facility lasting more than 270 consecutive days, or 270 days in the aggregate over a period of 365 consecutive days, STUSCO will have the option but not the obligation to, exercisable within 30 days after such period: (i) terminate the Offtake Agreement or (ii) extend the Initial Term by the number of days the Facility is under force majeure (a “Force Majeure Extension”). In the event the Facility assets are damaged such that the Facility will be inoperable for at least 18 months, the Company will have no obligation to continue operations, and each of the Company and STUSCO will have the right to terminate the Offtake Agreement. In the event STUSCO terminates the Offtake Agreement for force majeure in accordance with the foregoing, any unused deficiency credit balance will be automatically forfeited.

Upon the approval and in conjunction with the final investment decision of the Uinta Basin Railway (the “UBR”), STUSCO will have a right of first refusal to subscribe to capacity through the rail terminal and on the UBR at the then applicable shipping rates, up to STUSCO’s then existing capacity through the Facility.

The foregoing is a summary of a non-binding letter of intent relating to the Offtake Agreement. The terms and conditions of the final Offtake Agreement to be entered into by the parties thereto, when and if entered into, may differ materially from the terms and conditions described in the non-binding letter of intent summarized above and remain subject to the negotiation and approval of the parties to the Offtake Agreement.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Liquidity and Going Concern

At December 31, 2024, the Company had $39,938 in cash and $13,347,972 in working capital deficit.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and while the Company believes it has sufficient access to additional sources of capital, if necessary, there are no assurances that such additional capital will ultimately be available. In addition, the Company currently has less than 12 months from the date these consolidated financial statements were issued to complete a Business Combination and if the Company is unsuccessful in consummating an Initial Business Combination, it is required to liquidate and dissolve. In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern”, management has determined that these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the combination period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the combination period.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly — owned subsidiaries. All intercompany transactions have been eliminated.

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the consolidated financial statements (see Note 10).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Net (Loss) Income Per Common Stock

Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating net (loss) income per common stock. Accretion associated with the redeemable shares of Class A common stock is excluded from (loss) income per common stock as the redemption value approximates fair value.

The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,900,000 shares in the calculation of diluted (loss) income per share or the shares that may be acquired in association with the Company’s convertible promissory note, since the exercise of the warrants and the shares acquired in association with the convertible promissory note are contingent upon the occurrence of future events. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the periods presented. As of December 31, 2024 and 2023 the Company did not have any dilutive securities or other contracts that could potentially be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common stock is the same as basic net (loss) income per common stock for the periods presented.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net (loss) income per common stock (in dollars, except per share amounts):

	For the Year Ended December 31,
	2024		2023
	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption
Basic and diluted net (loss) income per common stock
Numerator:
Allocation of net (loss) income	$(1,329,745)	$(3,493,157)	$2,388,879	$1,154,232
Denominator:
Basic and diluted weighted average common shares outstanding	2,188,860	5,750,000	11,900,601	5,750,000
Basic and diluted net (loss) income per common stock	$(0.61)	$(0.61)	$0.20	$0.20

Class A Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Shares of common stock subject to redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including shares of common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity.

At all other times, shares of common stock are classified as stockholders’ equity. The Company’s Public Shares feature redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The valuation of common stock subject to redemption includes the Company’s estimate of interest held in the Trust Account that is available for payment of taxes, and excludes dissolution expense of up to $100,000 since it is only taken into account in the event of the Company’s liquidation. As of December 31, 2024 and 2023, 249,659 and 6,489,246 shares of Class A common stock subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of stockholders’ deficit section of the Company’s consolidated balance sheet. At December 31, 2024 and 2023, the Class A common stock subject to possible redemption reflected in the consolidated balance sheets are reconciled in the following table:

Class A Common stock subject to possible redemption	Shares	Amount
Class A Common stock subject to possible redemption, December 31, 2022	23,000,000	$237,124,704
Less:
Redemption of Common Stock	(16,510,754)	(174,141,949)
Plus:
Remeasurement of Class A common stock subject to possible redemption	—	8,491,741
December 31, 2023	6,489,246	$71,474,496
Less:
Redemption of Common Stock	(6,239,587)	(70,178,335)
Plus:
Remeasurement of Class A common stock subject to possible redemption	—	1,852,501
December 31, 2024	249,659	$3,148,662

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguished Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the consolidated balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the consolidated balance sheet date.

Convertible Promissory Note

The Company’s convertible promissory note contains a conversion feature whereby, upon consummation of the proposed Business Combination with TSH Company, the note shall convert into 355,000 shares of UIGC’s common stock. The Company treats this conversion feature as an embedded derivative in accordance with ASC 815 and bifurcates the embedded derivative from the host contract. As such, the conversion event liability is reported on the consolidated balance sheet at fair value upon inception of the convertible promissory note. Changes in its fair value are reported on the consolidated statement of operations as change in fair value of conversion event liability.

The convertible promissory note was issued at its face value of $1,500,000 and is reported net of a debt discount representing the initial fair value of the conversion event liability. In accordance with ASC 835, Interest (“ASC 835”), the Company capitalized the debt discount of $667,066 and is amortizing the debt discount ratably to interest expense on the consolidated statement of operations. Amortization of the debt discount is recognized over the shorter life of a) funded extension life of the Trust Account as of December 31, 2024 or b) the expected date of the consummation of the proposed Business Combination. As of December 31, 2024, the Company recognized $442,128 in interest expense related to the amortization of the debt discount. The Company presents the convertible promissory note on the consolidated balance sheet at face value, net of its amortized debt discount.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature. The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within the framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the consolidated balance sheets for cash, accounts payable, accrued expenses, and due to related party approximate fair value due to short-term nature.

Level 1 —

Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —

Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 8 for additional information on assets and liabilities measured at fair value.

Stock-based Compensation

The transfer of the Founder Shares to independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of the date the consolidated financial statements were issued, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon completion of a Business Combination) in an amount equal to the number of Founders Shares that ultimately vest multiplied times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company’s effective tax rate for the year ended December 31, 2024 and 2023, was (10.6)%, and 22.4%, respectively. The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2024 and 2023, primarily due to the change in the fair value of the warrants, tax interest and penalties, the valuation allowance on the deferred tax assets and prior-year true-ups.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the United States is the Company’s only major tax jurisdiction. The Company

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recognizes accrued interest and penalties related to unrecognized tax benefits and underpaid income taxes as income tax expense. There were no unrecognized tax benefits as of December 31, 2024 and 2023 and the Company recognized $210,648 in accrued interest and penalties at December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. Since the Company was incorporated on March 12, 2021, the evaluation was performed for the 2023 and 2022 tax years, which are the only periods subject to examination.

Risks and Uncertainties

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% Excise Tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any PIPE or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination, but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

During the second quarter of 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the excise tax. These regulations provided that the filing and payment deadline for any liability incurred during the period from January 1, 2023 to December 31, 2023 would be October 31, 2024. Under the final regulations, liquidating distributions made by publicly traded domestic corporations are exempt from the Excise Tax. In addition, any redemptions that occur in the same taxable year as a liquidation is completed will also be exempt from such tax.

For the year ended December 31, 2024, the Company has recognized $2,649,197 in excise tax payable of which $2,434,740 is related to share redemptions and $214,457 related to interest and penalties. In accordance with ASC 340, the excise tax liability related to share redemptions of $2,434,740 is offset against accumulated deficit on the consolidated statements of changes in stockholder’s deficit. The liability related to interest and penalties is reported on the consolidated statements of operations and is included in other income, net. For the year ended December 31, 2023, the Company recognized $1,741,420 in excise tax payable related to share redemptions.

Because the Company did not complete a Business Combination by December 31, 2024, any additional redemption or other repurchase that occurs in connection with an initial Business Combination may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the nature and amount of the equity issued in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination), and (iii) the content of regulations and other guidance from the U.S. Department of the Treasury.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is currently evaluating its options with respect to this obligation. Any amount of such excise tax not paid in full, will be subject to additional interest and penalties which are currently estimated at 8% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The company is still reviewing the impact of ASU 2023-09.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the consolidated financial statements. See Note 10 for further information.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2024 and 2023.

Investments Held in Trust Account

As of December 31, 2024, the Company had $3,237,676 of Money Market Funds which are invested primarily in U.S. Treasury Securities held in the Trust Account. During the year ended December 31, 2024, the Company paid $70,178,335 from the funds held in Trust Account related to redemption of Class A Common Stock as a result of the February 2024 Special Meeting and the November 2024 Special Meeting.

During the year ended December 31, 2024, the Company withdrew $1,443,866 from the Trust Account to pay taxes and deposited $690,000, in the Trust Account as a result of the Special Meetings that occurred in November 2024, February 2024 and August 2023 to extend the Business Combination date. During the year ended December 31, 2023, the Company withdrew $634,257, from the Trust Account to pay taxes and deposited $4,853,225, to extend the period to consummate a Business Combination. Additionally, since December 31, 2024 to the filing of this Form 10-K, the Company has made an additional $150,000 in deposits in the Trust Account to extend the period to consummate the Business Combination to May 15, 2025.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2023, the Company had $72,731,536 of Money Market Funds which were invested primarily in U.S. Treasury Securities held in the Trust Account. During the year ended December 31, 2023, the Company withdrew $634,257 of interest earned in the Trust Account to pay taxes. During the year ended December 31, 2023, the Company paid $174,141,949 from the funds held in Trust related to redemption of Class A common stock as a result of the Special Meeting that occurred in February 2023 and August 2023 to extend the Business Combination date.

NOTE 3 — INITIAL PUBLIC OFFERING

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 9,400,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant for $9,400,000 in the aggregate.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor were added to the proceeds from the Initial Public Offering to be held in the Trust Account such that at the time of closing $232,300,000 was held in the Trust Account. If the Company does not complete a Business Combination within the combination period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

On March 12, 2021, the Sponsor paid an aggregate of $25,000 in exchange for issuance of 5,750,000 shares of Class B common stock (the “Founder Shares”). On April 5, 2021, the Sponsor transferred interests in the Sponsor that corresponded with 25,000 Founder Shares to each of Nathan Asplund, Rollin Bredenberg, Brian Feldott, and Edmund Underwood, Jr., our independent director nominees. In relation to the Initial Public Offering, an aggregate of 1,515,160 Founder Shares were cancelled by the Sponsor and transferred by us to our anchor investors in the IPO. Amounts previously reported as Class B common stock were retrospectively restated to account for this transaction. On March 7, 2022, Nathan Asplund tendered the return of his interest in the Sponsor (that corresponded with 25,000 Founder Shares) in relation to his resignation from the Board of Directors and the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Troy Welch, who was elected to the Board of Directors on March 4, 2022 to fill the vacancy. Notwithstanding the foregoing, the Sponsor retains all voting and disposition rights in the Founders Shares held by the Sponsor.

The Company determined the fair value of the share-based compensation related to the transfer of interests in the Sponsor (that corresponded to Founder Shares), to the independent director nominees, based on assumptions including the probability of an acquisition, an estimated date of acquisition, the risk free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share based compensation was $667,250 based on grant date fair value estimates of $6.63 and $6.80 at April 5, 2021 and March 7, 2022, respectively.

On November 15, 2022, the Company’s CEO Richard Bertel, CFO Christopher Bertel, Vice President Edmund Underwood, director Rollin Bredenberg, and director Troy Welch tendered their resignation from the Company. In relation to such resignations, Mr. Bredenberg, Mr. Welch, and Mr. Underwood each tendered the return of their interest in the Sponsor (that corresponded with 25,000 Founder Shares) on November 21, 2022. The Company replaced the departed directors with Ronald Curt Copley, and Jason Reeves.

On December 22, 2022, and December 24, 2022, the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Ronald Curt Copley and Jason Reeves, respectively, as independent director nominees. The Company determined the fair value of the share-based compensation related to the transfer of the Sponsor interest (corresponding with Founder Shares), to the independent director nominees, based on numerous assumptions including the probability of an acquisition, an estimated date of acquisition, the risk-free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share-based compensation was $74,637 based on grant date fair value estimates of $1.49 at both December 22, 2022, and December 24, 2022.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

The holders of the Founder Shares have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of an initial Business Combination and (B) subsequent to an initial Business Combination, (x) if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their common stock for cash, securities or other property.

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares. As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

Related Party Loans

The Sponsor agreed to loan the Company up to $1,500,000 to be used for working capital purposes through the earlier of December 31, 2021 or the closing of the Initial Public Offering. At March 25, 2022 the Sponsor agreed to loan the Company up to $1,500,000 to be used for working capital purposes through April 1, 2023, as funds are necessary. Such loans would be non-interest bearing, unsecured, and will be repaid upon the consummation of a Business Combination. In the event that the Company does not consummate a Business Combination, all amounts loaned to the Company will be forgiven except to the extent that the Company has funds available to it, outside of its Trust Account established in connection with the IPO.

On January 12, 2023, the Company issued an unsecured promissory note to Trident Point 2, LLC (“Note Payable-Related Party”), a related party through common ownership, pursuant to which the Company was entitled to borrow up to an aggregate principal amount of $600,000 in order to fund working capital deficiencies or finance transaction costs in connection with an intended Business Combination. All unpaid principal under the Note Payable-Related Party was due and payable in full on the date on which the Company consummated an initial Business Combination. Pursuant to the terms of such note, Trident Point 2 had the option at any time prior to September 15, 2023 to convert amounts outstanding, up to $600,000, into warrants to purchase the Company’s shares of Class A common stock at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants sold concurrently with the Company’s IPO. In May 2023, the Company issued an amended and restated unsecured promissory note, dated as of January 12, 2023, to Trident Point 2, LLC removing the warrant conversion feature from the promissory note.

On February 8, 2024, the Company issued an additional unsecured promissory note to Trident Point 2, LLC (“Trident”), pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $750,000 from Trident in order to fund costs reasonably related to an initial Business Combination for the Company, including without limitation both the daily operations of the Company prior to an initial Business Combination and potential monthly extensions to the time period for the Company to enter into and complete an initial Business Combination. No interest shall accrue on the unpaid principal balance of the promissory note. All unpaid principal under the promissory Note was due and payable in full on the earlier of (i) November 15, 2024 or (ii) the date on which the Company consummates an initial Business Combination. On January 10, 2025, the Company amended and restated the Promissory Note to amend the Maturity Date (as defined in the Promissory Note) to the earlier of (i) May 15, 2025 or (ii) the date on which the Company consummates an initial Business Combination. At December 31, 2024 and 2023, the Company reported $390,710 and $600,000, respectively, as Note Payable — Related Party on the consolidated balance sheets for the promissory notes to Trident.

On April 13, 2023, the Company issued an unsecure promissory note to the Sponsor (“Note Payable — Sponsor”), pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $4,153,244. All unpaid principal under the Note Payable — Sponsor will be due and payable in full on the date on which the Company

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

consummates an initial Business Combination. On August 14, 2023, the Company amended the original promissory note and increased the borrowing limit up to $8,400,000 from the Sponsor to fund costs related to the extension of the date by which the Company must consummate an initial Business Combination pursuant to the Amended and Restated Certificate of Incorporation. As of December 31, 2024 and 2023, the Company has borrowed and owes $5,393,225 and $4,853,225 under the Note Payable — Sponsor, respectively.

On September 14, 2023, the Company issued an unsecured promissory note to the Sponsor (“Working Capital Loan — Related Party”), pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $17,935 from the Lender in order to fund costs reasonably related to an initial Business Combination for the Company. No interest shall accrue on the unpaid principal balance of this Promissory Note. All unpaid principal under the Promissory Note will be due and payable in full the date on which the Company consummates an initial Business Combination. At December 31, 2024 and 2023, the Company reported $17,935 as Working Capital Loan — Related Party on the consolidated balance sheets.

A related party of the Company has paid operating expenses on behalf of the Company. These amounts were reflected on the consolidated balance sheets as Advances from Related Parties. The advances are non-interest bearing and are payable on demand. As of December 31, 2024 and 2023, the Company had an outstanding balance under advances from related parties of $100,770.

On October 11, 2024, the Company issued the October 2024 Convertible Note to BH Inc., pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $1,500,000. All unpaid principal under the October 2024 Convertible Note is due and payable in full on the date on which the Company consummates its proposed Business Combination with TSH Company. Pursuant to the terms of the October 2024 Convertible Note, this Note shall convert into 355,000 shares of UIGC’s common stock (as defined and amended in the Merger Agreement), provided that, should the Business Combination fail to close for any reason, the Company shall use reasonable efforts to satisfy its obligations under this October 2024 Convertible Note by cash payment in an amount equal to $3,900,000. Any balance under this Note may be prepaid at any time. Additionally, if a Business Combination is not consummated, the October 2024 Convertible Note will be repaid solely to the extent that the Company has funds available to it outside of its Trust Account.

Administrative Services Agreement

The Company entered into an agreement commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of an initial Business Combination or the liquidation, which provides that the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company. In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on possible Business Combination targets. The Company’s audit committee reviews on a quarterly basis all payments made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. For the year ended December 31, 2024 and 2023, the Company recognized $120,000, related to the administrative services agreement included in operating expenses on the consolidated statements of operations. At December 31, 2024 and 2023, the Company owed $120,000 and $0 as reported in accrued expenses on the consolidated balance sheets.

NOTE 5 — COMMITMENTS & CONTINGENCIES

Registration and Stockholder Rights

The holders of the Founder Shares (including the Class B common stock converted to Class A common stock), Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS & CONTINGENCIES (cont.)

issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and stockholder rights agreement signed in relation to the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company paid an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate in relation to the Initial Public Officer, with an additional fee of $0.35 per unit, or approximately $8.05 million in the aggregate, payable to the underwriters for deferred underwriting commissions in relation to the Initial Public Offering. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The Company accounted for the 20,900,000 warrants issued in connection with the Initial Public Offering (the 11,500,000 Public Warrants and the 9,400,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement.

If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS & CONTINGENCIES (cont.)

Investment Banking Advisory Agreement

The Company has entered into an investment banking advisory services agreement pursuant to which fees will be paid upon the closing of an acquisition during the term of the agreement through 24 months after the termination of the agreement. Fees will be charged at the greater of $4,250,000 or up to 0.65% of the acquisition value if the acquisition value exceeds $900 million. The investment banking advisory fees are contingent on both the consummation and the specific terms of an initial Business Combination, neither of which can be reasonably predicted at this time. Accordingly, no accrual has been made for these arrangements in the consolidated financial statements.

NOTE 6 — WARRANT LIABILITIES

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        the last sales price of the common stock reported has been at least $18.00 per share on each of twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption for the Public Warrants is given.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — WARRANT LIABILITIES (cont.)

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. The Company will use its commercially reasonable best efforts to register or qualify such shares of common stock under the blue sky laws to the extent an exemption is not available.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the Private Placement Warrants will be redeemable by the Company so long as they are held by the Sponsor, the affiliates of the Sponsor, or its permitted transferees.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At December 31, 2024 and 2023, there was no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2024 and 2023, there were 5,750,000 and no shares of Class A common stock issued and outstanding, excluding 249,659 and 6,489,246 subject to possible redemption, respectively.

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. On December 31, 2024 and 2023, there were 0 and 5,750,000 shares of Class B common stock issued and outstanding, respectively.

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Except as described below, holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders except as required by law.

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares (discussed in Note 4). As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS

The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

December 31, 2024

	Fair Value
Description	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account	$3,237,676	$—	$—
Liabilities
Conversion event liability	$—	$—	$684,887
Warrant Liability – Public Warrants	$—	$—	$2,300,000
Warrant Liability – Private Placement Warrants	$—	$—	$1,880,000

December 31, 2023

	Fair Value
Description	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account	$72,731,536	$—	$—
Liabilities
Warrant Liability – Public Warrants	$1,150,000	$—	$—
Warrant Liability – Private Placement Warrants	$—	$—	$940,000

The Company utilized an independent third party to model the valuation of the conversion event liability using a probability weighted calculation valuing the convertible promissory note with and without the conversion event feature. Included in the model are assumptions related to the Company’s stock price, discount rate, probability of closing on its proposed Business Combination, expected time until closing of its proposed Business Combination, and a market adjustment for the implied probability of closing on its proposed Business Combination.

The Company estimates the discount rate based on the term matched yield. The probability of closing on a proposed Business Combination is based on an analysis of peer companies completing a business combination compared to liquidating. The years to expiration is based on the expected time until closing on its proposed Business Combination. And the model has a market adjustment for implied probability of acquisition based on an analysis of peer companies’ closing stock price, rights coverage and share rights price.

The following table provides significant inputs used to determine the fair value of the convertible promissory note conversion event liability:

At December 31, 2024
Share price	$10.01
Discount rate	8.7%
Probability of close	60.0%
Years to expiration	0.38
Market adjustment for implied probability of acquisition	9.82%

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

As of December 31, 2024 and 2023, the Company’s Public Warrants were traded on a market exchange. At December 31, 2023, the Company utilized quoted active market exchange trade pricing to value the Public Warrants (Level 1 inputs). At December 31, 2024, there was insufficient trading activity to utilize market prices to determine the fair value of the Public Warrants. Consequently, the Company utilized an independent third party to value the Public Warrants using a binomial options pricing model, which involves Level 3 inputs.

Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, dividend yield and probability of consummating a Business Combination. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the Public and Private Placement Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The Public and Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the Company’s consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The following table provides significant inputs to the independent third party’s pricing model for the fair value of the Public Warrants and Private Placement Warrants:

	At December 31, 2024	At December 31, 2023(1)
Share price	$10.01	$10.99
Exercise price	$11.50	$11.50
Years to expiration	5.38	5.13
Volatility	1.6%	2.6%
Risk-free rate	4.30%	3.77%
Dividend yield	0.00%	0.00%

____________

(1)      Private Placement Warrants only.

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

	Private Placement Warrants	Public Warrants	Conversion Feature
Changes in fair value of financial liabilities measured with level 3:
January 1, 2024	$940,000	$—	$—
Initial value of Conversion Event Liability	—	—	667,066
Reclassification of Public Warrants to Level 3	—	575,000	—
Change in fair value	940,000	1,725,000	17,821
December 31, 2024	$1,880,000	$2,300,000	$684,887
Private Placement Warrants
Changes in fair value of financial liabilities measured with level 3:
January 1, 2023	$1,316,000
Change in fair value	(376,000)
December 31, 2023	$940,000

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

Investments Held in Trust Account

At December 31, 2024, the Company’s Trust Account held investments in Money Market Funds which are invested primarily in U.S. Treasury Securities. The assets held in the Trust Account at December 31, 2024 and 2023 within the consolidated balance sheets represent a Level 1 fair value measurement based upon the observable valuation nature of the respective investments.

NOTE 9 — INCOME TAX

The income tax provision for the years ended December 31, 2024 and 2023 consists of the following:

	12/31/2024	12/31/2023
Federal
Current expense/(benefit)	$251,444	$1,278,707
Deferred expense/(benefit)	(361,019)	(496,333)
Interest and penalties	210,648	—
State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	361,019	236,108
Income tax provision expense/(benefit)	$462,092	$1,018,482

The Company’s net deferred tax assets are as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Deferred tax assets (liability)
Net operating loss carryforward	$—	$—
Startup/Organization Expenses	899,736	538,717
Stock – based compensation	—	—
Unrealized gain/loss – Trust	—	—
Business combination expenses	—	—
Total deferred tax Assets	899,736	538,717
Valuation Allowance	(899,736)	(538,717)
Deferred tax asset (liability), net of allowance	$—	$—

As of December 31, 2024 and 2023, the Company had no U.S. federal net operating loss carryovers available to offset taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2024 and 2023, the change in valuation allowance was $289,969 and $236,108, respectively.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — INCOME TAX (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Statutory federal income tax rate	21.0%	21.0%
Business combination costs	0.0%	0.0%
Permanent Difference –
Change in fair value of Warrants	(10.1)%	(3.8)%
Income tax interest and penalties	(4.8)%	0.0%
Change in fair value of conversion event liability	(0.1)%	0.0%
Interest expense – amortization of debt issuance costs	(2.0)%	0.0%
Excise tax interest and penalties	(1.0)%	0.0%
Business combination expenses	(6.3)%	0.0%
Prior year return to provision true-up	1.0%	0.0%
Valuation allowance	(8.3)%	5.2%
Income tax provision	(10.6)%	22.4%

The Company files tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

The Company is a blank check company incorporated for the purpose of effecting a Business Combination. The Company has not commenced operations, has no operating revenue and all activity since its inception relates to the Company’s formation, its IPO, and those activities necessary to consummate a Business Combination. As the Company does not generate operating income, the Company’s primary focus for profit and loss is the cash outflows related to expenses.

The CODM has determined that consolidated net income or loss is the primary measure of segment profit or loss. As the Company has no operating revenue and no capability of generating cash, operating expenses are reviewed and monitored by the CODM to manage and forecast cash and to ensure sufficient capital is available to complete a Business Combination within the Combination Period. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating expenses are considered the Company’s primary significant expenses.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SEGMENT INFORMATION (cont.)

The following table provides the significant expenses and other expenses that are regularly provided to the CODM and included in segment profit or loss.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating expenses	$3,054,750	$1,391,654
Excise tax interest and penalties	$214,457	$—
Provision for income taxes	$462,092	$1,018,482
Interest expense	$422,128	$—
Change in fair value of warrant liabilities	$2,090,000	$—
Change in fair value of conversion event liability	$17,821	$—

The Company has incurred other expenses in the form of excise tax interest and penalties related to the Company’s excise taxes. The CODM monitors the excise tax interest and penalties as the interest and penalties continue to accrue until all past due excise taxes, and related interest and penalties, are fully paid. Additionally, payment of excise tax interest and penalties require a cash outflow from the Company’s operating account or from cash that may be received from sources outside of the Company.

The provision for income taxes is reviewed by the CODM as other expenses of the Company. Income taxes are an expense that is payable with earnings from the Trust Account. The CODM monitors earnings in the Trust Account to ensure there are sufficient earnings available to pay the Company’s income taxes.

The Company incurs non-cash expenses from interest expense and non-cash expenses or income from changes in fair value of warrant liabilities and changes in fair value of conversion event liability. As these items do not require or generate cash the Company does not report them as significant expenses.

NOTE 11 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than as disclosed below, that would have required adjustment or disclosure in the consolidated financial statements.

As discussed in Note 4, the Company agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company. On March 21, 2025, the Sponsor agreed to waive any and all rights to receive any and all payments owed to it by the Company under the agreement for the years ending December 31, 2025 and December 31, 2024. There is $120,000 of fees recorded in current liabilities at December 31, 2024, which will be reflected as a reduction of operating expenses in March 2025.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
FINANCIAL STATEMENTS
CONSOLIDATED CONDENSED BALANCE SHEETS

	September 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current Assets:
Cash	$4,458	$39,938
Total Current Assets	4,458	39,938
Investments held in Trust Account	673,027	3,237,676
Total Assets	$677,485	$3,277,614

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued expenses	$3,451,272	$2,594,035
Accrued franchise tax	6,088	23,571
Redemptions payable	233,794	—
Accrued excise tax	3,145,785	2,649,197
Income taxes payable	289,815	278,518
Advances from related parties	100,770	100,770
Note Payable – Sponsor	5,393,225	5,393,225
Note Payable – related party	2,054,710	390,710
Convertible promissory note, net of debt discount	1,490,459	1,255,062
Conversion event liability	688,414	684,887
Working Capital Loan – related party	17,935	17,935
Total Current Liabilities	16,872,267	13,387,910
Warrant liabilities	6,688,000	4,180,000
Deferred underwriting fee payable	8,050,000	8,050,000
Total Liabilities	31,610,267	25,617,910

Commitments and Contingencies (Note 5)
Class A Common Stock subject to possible redemption. 25,561 and 249,659 shares at redemption value of approximately $15.48 and $12.61 per share at September 30, 2025 and December 31, 2024, respectively.	395,746	3,148,662

Stockholders’ Deficit:
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Class A Common Stock, $0.0001 par value; 100,000,000 shares authorized, 5,750,000 shares issued and outstanding (excluding 25,561 and 249,659 shares subject to possible redemption) at September 30, 2025 and December 31, 2024, respectively	575	575
Class B Common Stock, $0.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Accumulated deficit	(31,329,103)	(25,489,533)
Total Stockholders’ Deficit	(31,328,528)	(25,488,958)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$677,485	$3,277,614

The accompanying notes are an integral part of the unaudited consolidated condensed financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
EXPENSES
Operating expenses	$917,076	$405,080	$2,401,679	$890,887
Loss from Operations	(917,076)	(405,080)	(2,401,679)	(890,887)

Other Income (Expense)
Interest and income earned on cash and Trust investments	7,045	328,437	63,598	1,274,699
Interest expense	(18,676)	—	(235,397)	—
Change in fair value of conversion event feature	14,464	—	(3,527)	—
Excise tax interest and penalties	(67,884)	—	(466,319)	—
Change in fair value of warrant liabilities	6,980,000	209,000	(2,508,000)	1,254,000
Total Other Income (Expense), net	6,914,949	537,437	(3,149,645)	2,528,699

Income (loss) before provision for income taxes	5,997,873	132,357	(5,551,324)	1,637,812
Provision for income taxes	(2,361)	(111,320)	(11,297)	(364,333)
Net income (loss)	$5,995,512	$21,037	$(5,562,621)	$1,273,479

Weighted average shares outstanding of Class A redeemable Common Stock	25,570	1,915,386	136,827	2,566,410
Basic and diluted net income (loss) per share, Class A redeemable Common Stock	$1.04	$0.00	$(0.94)	$0.15
Weighted average shares outstanding of non-redeemable Common Stock	5,750,000	5,750,000	5,750,000	5,750,000
Basic and diluted net income (loss) per share, non-redeemable Common Stock	$1.04	$0.00	$(0.94)	$0.15

The accompanying notes are an integral part of the unaudited consolidated condensed financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	For the Three and Nine Months Ended September 30, 2025
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 1, 2025	5,750,000	$575	—	$—	$—	$(25,489,533)	$(25,488,958)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(166,346)	(166,346)
Net loss	—	—	—	—	—	(3,351,335)	(3,351,335)
Balance – March 31, 2025	5,750,000	575	—	—	—	(29,007,214)	(29,006,639)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(71,611)	(71,611)
Accrued excise tax on Common Stock redemptions	—	—	—	—	—	(30,267)	(30,267)
Net loss	—	—	—	—	—	(8,206,798)	(8,206,798)
Balance – June 30, 2025	5,750,000	575	—	—	—	(37,315,890)	(37,315,315)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(8,723)	(8,723)
Accrued excise tax on Common Stock redemptions	—	—	—	—	—	(2)	(2)
Net income	—	—	—	—	—	5,995,512	5,995,512
Balance – September 30, 2025	5,750,000	$575	—	$—	$—	$(31,329,103)	$(31,328,528)
	For the Three and Nine Months Ended September 30, 2024
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 1, 2024	—	$—	5,750,000	$575	$—	$(18,120,810)	$(18,120,235)
Accrued excise tax on Common Stock redemptions	—	—	—	—	—	(509,757)	(509,757)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(791,449)	(791,449)
Net income	—	—	—	—	—	2,292,526	2,292,526
Balance – March 31, 2024	—	—	5,750,000	575	—	(17,129,490)	(17,128,915)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(337,231)	(337,231)
Net loss	—	—	—	—	—	(1,040,084)	(1,040,084)
Balance – June 30, 2024	—	—	5,750,000	575	$—	(18,506,805)	(18,506,230)
Remeasurement of Common Stock subject to redemption	—	—	—	—	—	(382,131)	(382,131)
Net income	—	—	—	—	—	21,037	21,037
Balance – September 30, 2024	—	$—	5,750,000	$575	$—	$(18,867,899)	$(18,867,324)

The accompanying notes are an integral part of the unaudited consolidated condensed financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	For The Nine Months Ended September 30,
	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(5,562,621)	$1,273,479
Adjustments to reconcile net (loss) income to cash used in operating activities:
Interest expense	235,397	—
Change in fair value of conversion event feature	3,527	—
Interest and income earned on cash and Trust Account investments	(63,433)	(1,274,695)
Change in fair value of warrant liabilities	2,508,000	(1,254,000)
Changes in Operating Assets and Liabilities:
Prepaid expenses	—	19,893
Excise tax interest and penalties	466,319	—
Accounts payable and accrued expenses	857,237	324,693
Accrued franchise tax	(17,483)	22,571
Income tax payable	11,297	364,333
Net Cash Used in Operating Activities	(1,561,760)	(523,726)

Cash Flows from Investing Activities:
Cash deposited into Trust Account	(210,003)	(540,000)
Cash withdrawn from Trust Account for payment to redeeming stockholders	2,765,802	50,707,598
Transfer of funds held in Trust Account for payment of taxes	72,283	83,253
Net Cash Provided by Investing Activities	2,628,082	50,250,851

Cash Flows from Financing Activities:
Proceeds from Note Payable – Sponsor	—	540,000
Proceeds from Note Payable – related party	1,675,000	440,710
Repayment of promissory note – related party	(11,000)	—
Payment to redeeming stockholders	(2,765,802)	(50,707,598)
Net Cash Used in Financing Activities	(1,101,802)	(49,726,888)

Net Change in Cash	(35,480)	237
Cash – Beginning of Period	39,938	189
Cash – End of Period	$4,458	$426

Supplemental Disclosure of Noncash Investing and Financing Activities:
Remeasurement of Common Stock subject to redemption	$246,680	$1,510,811
Accrued excise tax on Common Stock redemptions	$30,269	$509,757
Payable to redeeming stockholders	$233,794	$—

The accompanying notes are an integral part of the unaudited consolidated condensed financial statements.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN

Integrated Rail and Resources Acquisition Corp. (the “Company”) is a blank check company incorporated as a Delaware corporation on March 12, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of September 30, 2025, the Company had not yet commenced operations. All activity for the period from March 12, 2021 (inception) through September 30, 2025 related to the Company’s formation, its initial public offering (“IPO” or “Initial Public Offering”), which is described below, and, subsequent to the IPO, identifying a target company for an initial Business Combination and completion of the proposed Business Combination (described below).

The registration statement for the Company’s IPO was declared effective on November 11, 2021. On November 16, 2021, the Company consummated its IPO of 23,000,000 units (the “Units”), including the full exercise of the underwriters’ over-allotment option to purchase 3,000,000 Units. Each Unit consisted of one share of Class A common stock, par value $0.0001 per share, of the Company (the “Public Shares”) and one-half of one redeemable warrant, at $10.00 per Unit. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment.

Simultaneously with the closing of the IPO, the Company consummated the sale of 9,400,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to DHIP Natural Resources Investments, LLC (“Sponsor”), generating gross proceeds of $9,400,000, which is described in Note 3.

If the Company is unable to complete a Business Combination, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with an initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Following the closing of the IPO on November 16, 2021, management agreed that an amount equal to at least $10.10 per Unit sold (or $232,300,000) in the Initial Public Offering and the proceeds of the Private Placement Warrants, would be held in a trust account (“Trust Account”) with Equiniti Trust Company, LLC (“Equiniti”) (formerly known as American Stock Transfer & Trust Company, LLC) acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

The Company will provide its holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). The Public Shares are recorded at a redemption value and classified as temporary equity, in accordance with Accounting Standards Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated certificate of incorporation which was adopted by the Company upon the consummation of the Initial Public Offering, and was amended by certificates of amendment on February 9, 2023 and August 8, 2023 (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. In the May 2025 Extension Meeting (discussed below) the Company’s Charter Amendment removed the limitation that prevents the Company from redeeming shares of Class A Common Stock originally sold as part of the Units issued in the Company’s Initial Public Offering if such redemption would cause the Company to have net tangible assets of less than $5,000,001.

Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares (discussed in Note 4) prior to this Initial Public Offering (the “Initial Stockholders”) will agree to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders will agree to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, directors and director nominees agreed not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The initial stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period (discussed below). However, if the initial stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period, discussed below. The underwriters will agree to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10 per share initially held in the Trust Account.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Trust Extensions

Initially, the Company had 12 months from the closing of the IPO on November 16, 2021 to consummate an initial Business Combination (until November 16, 2022) (the “Combination Period”). Additionally, the Company was entitled to extend the period of time to consummate a Business Combination up to two times by an additional three months each time (for a total of up to 18 months to complete a Business Combination) by depositing into the Trust Account maintained by Equiniti, acting as trustee, an amount of $0.10 per Unit sold to the public in the IPO, $2,300,000, for each such three-month extension (that would result in a total deposit of $10.30 per public share sold in the event both extensions were elected or an aggregate of $4,600,000). Public stockholders were not entitled to vote on or redeem their shares in connection with any such extension. In November 2022, the Sponsor deposited $2,300,000 into the Trust Account, to extend the deadline for an initial Business Combination by three months to February 2023. In lieu of a second $2,300,000 extension payment for a three month extension to May 2023, a special meeting of stockholders was held in February 2023 (“February 2023 Special Meeting”) that resulted in an extension of the deadline to complete an initial Business Combination to March 15, 2023 and allowed the Company to further extend the date to consummate a Business Combination on a monthly basis up to five (5) times by an additional one month through September 15, 2023.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

In connection with the vote on the extension Amendment at the February 2023 Special Meeting, stockholders holding a total of 9,155,918 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $94,489,075 (approximately $10.32 per share) was withdrawn from the Trust Account to pay such holders in February 2023.

On August 8, 2023, the Company held its Annual Meeting of Stockholders (“2023 Annual Meeting”) whereby the stockholders approved the second extension amendment proposal permitting an extension of the date by which the Company has to consummate a Business Combination until February 15, 2024, subject to monthly extension deposits of $140,000, which were made in August 2023 through January 2024.

In connection with the vote on the extension Amendment at the 2023 Annual Meeting, stockholders holding a total of 7,354,836 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $79,652,874 (approximately $10.83 per share) was removed from the Company’s Trust Account to pay such holders in August 2023.

On February 12, 2024 at a special meeting in lieu of an annual meetings of stockholders of the Company (the “February 2024 Special Meeting”), stockholders approved a third extension Amendment Proposal (the “Third Extension Amendment Proposal”) to extend the date by which the Company must (1) effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (an “initial Business Combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such initial Business Combination, and (3) redeem 100% of the Company’s Class A common stock included as part of the Units sold in the Company’s Initial Public Offering, from February 15, 2024 to March 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for such one-month extension, and to allow the Company, without another stockholder vote, to further extend such date to consummate a Business Combination on a monthly basis up to eight (8) times by an additional one (1) month each time, by resolution of the Company’s board of directors (the “Board”), until November 15, 2024, or a total of up to nine (9) months after February 15, 2024 (such date as extended, the “Deadline Date”), by depositing (or causing to be deposited) into the Trust Account $50,000 for each additional one-month extension on or prior to each applicable Deadline Date, unless the closing of a Business Combination shall have occurred prior thereto.

In connection with the vote on the third extension amendment proposal at the February 2024 Special Meeting, stockholders holding a total of 4,573,860 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $50,312,460 (approximately $11.00 per share) was removed from the Company’s Trust Account to pay such holders. In association with the February 2024 redemptions, the Company inadvertently underpaid the redeeming shareholders $395,138 or approximately $0.09 per share. On September 24, 2024, the February 2024 redeeming shareholders were paid the additional $395,138 due to them. Following the Company’s redemptions, the Company had an aggregate of 7,665,386 Class A and Class B Common Stock shares outstanding.

On November 14, 2024, the Company held a special meeting of stockholders (the “November 2024 Special Meeting”), whereby the Company’s stockholders approved a proposal (the “November 2024 Extension Amendment Proposal”) to amend the Charter (the “November 2024 Extension Amendment”) to extend the Deadline Date from November 15, 2024 to December 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for such one-month extension (an “Extension Payment”) on or prior to November 15, 2024, and to allow the Company, without another stockholder vote, to further extend the Deadline Date on a monthly basis up to five times by an additional one month each time after December 15, 2024 or later extended Deadline Date, by resolution of the Board, if requested by the Sponsor, upon five days’ advance notice prior to the applicable Deadline Date, until May 15, 2024, or a total of up to six months after November 15, 2024, by depositing (or causing to be deposited) into the Trust Account $50,000 for each additional one-month extension on or prior to each applicable Deadline Date, unless the closing of an initial Business Combination shall have occurred prior thereto. As a result of the approval of the November 2024 Extension Amendment Proposal, the Sponsor will make an Extension Payment into the Trust Account on each applicable Deadline Date.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

In connection with the vote on the November 2024 Extension Amendment Proposal at the November 2024 Special Meeting, stockholders holding an aggregate of 1,665,727 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $19,470,737 (approximately $11.69 per share) was removed from the Trust Account to pay such holders and $4,390,255 remained in the Trust Account. Following the November 2024 Redemptions, SPAC had 5,999,659 shares of SPAC Class A Common Stock outstanding, which includes 249,659 shares subject to future redemptions.

On May 13, 2025, the Company held the May 2025 Extension Meeting, whereby the Company’s stockholders approved the May 2025 Extension Amendment Proposal to approve the May 2025 Extension Amendment to extend the Deadline Date from May 15, 2025 to June 15, 2025, by depositing (or causing to be deposited) into the Trust Account $5,000 on or prior to May 15, 2025, and to allow the Company, without another stockholder vote, to further extend the Deadline Date on a monthly basis one time by an additional one month after June 15, 2025, by resolution of the SPAC Board, if requested by the Sponsor, upon five days’ advance notice prior to the Deadline Date, until July 15, 2025, by depositing (or causing to be deposited) into the Trust Account $5,000 for the additional one-month extension on or prior to the Deadline Date, unless the closing of an initial Business Combination shall have occurred prior thereto. As a result of the approval of the May 2025 Extension Amendment Proposal, the Sponsor will make an Extension Payment into the Trust Account on each applicable Deadline Date.

In connection with the vote on the May 2025 Extension Amendment Proposal at the May 2025 Extension Meeting, stockholders holding an aggregate of 207,559 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $2,764,686 (approximately $13.32 per share) was removed from the Company’s Trust Account to pay such holders in May 2025.

On June 30, 2025, the Company held a special meeting of stockholders (the “June 2025 Special Meeting”) (discussed below). In connection with the June 2025 Special Meeting, stockholders holding an aggregate of 16,528 shares of the Company’s Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, concurrent with the close of the proposed Business Combination, $233,624 (approximately $14.14 per share) will be removed from the Trust Account to pay such holders.

On July 15, 2025, the Company amended its Amended and Restated Certificate of Incorporation (as so amended, the “Charter”), with the Secretary of State of the State of Delaware (the “Charter Amendment”). The Charter Amendment extends the date by which the Company must complete an initial Business Combination (the “Deadline Date”) from July 15, 2025 to August 15, 2025, by depositing (or causing to be deposited) into the Trust Account $1.00 for such one-month extension (an “Extension Payment”) on or prior to July 15, 2025, and to allow SPAC, without another stockholder vote, to further extend the Deadline Date on a monthly basis one time by an additional one month after August 15, 2025, by resolution of the Board, if requested by the Sponsor, upon five days’ advance notice prior to the Deadline Date, until September 15, 2025, by depositing (or causing to be deposited) into the Trust Account an Extension Payment on or prior to the Deadline Date, unless the closing of an initial business combination shall have occurred prior thereto.

On July 15, 2025, the Company held a special meeting of stockholders (the “July 2025 Special Meeting”), the Company stockholders approved a proposal (the “Extension Amendment Proposal”) to amend the Charter to extend the Deadline Date from July 15, 2025 to August 15, 2025, by depositing (or causing to be deposited) into the Trust Account an Extension Payment on or prior to July 15, 2025, and to allow the Company, without another stockholder vote, to further extend the Deadline Date on a monthly basis one time by an additional one month after August 15, 2025, by resolution of the Board, if requested by the Sponsor, upon five days’ advance notice prior to the Deadline Date, to September 15, 2025, by depositing (or causing to be deposited) into the Trust Account an Extension Payment on or prior to the Deadline Date, unless the closing of an initial business combination shall have occurred prior thereto.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

On September 15, 2025, the Company held a Special Meeting of Stockholders (“September 2025 Special Meeting”) whereby the stockholders approved the extension amendment proposal permitting an extension of the date by which the Company has to consummate a Business Combination until December 31, 2025, subject to monthly extension deposits of $1.

In connection with September 2025 Special Meeting, stockholders holding a total of 11 shares of the Company’s common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, concurrent with the close of the proposed Business Combination, $170 (approximately $15.48 per share) will be removed from the Trust Account to pay such holders.

Since its first extension deposit in the Trust Account in November 2022 to the filing of this Form 10-Q, the Company has deposited an aggregate of $8,053,228 in the Trust Account to extend the period to consummate a Business Combination to November 15, 2025.

Conversion of Class B shares to Class A shares

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares (discussed in Note 4). As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

NYSE Delisting

On March 11, 2024, the Company received correspondence from the staff of NYSE Regulation (the “Staff”) of the New York Stock Exchange (“NYSE”) indicating that the Staff has determined to commence proceedings to delist the Company’s Class A common stock, par value $0.0001 per share, Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant, with each warrant exercisable for one share of Class A common stock of the Company and Warrants from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly-held shares over a consecutive 30 trading day period of at least $40,000,000.

On March 11, 2024 the Company’s securities were delisted from the NYSE and effective as of March 12, 2024, the Company’s securities were available for trading in the over-the-counter (OTC Pink) market.

Proposed Business Combination

Merger Agreement

On August 12, 2024, the Company (“SPAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) SPAC, (ii) Uinta Integrated Infrastructure Inc., a Delaware corporation (“Holdings”), (iii) Uinta Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), (iv) RR Integration Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings (“SPAC Merger Sub”), (v) RRG Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings (“Company Merger Sub,” and together with SPAC Merger Sub, the “Merger Subs”; the Merger Subs, SPAC, Lower Holdings and Holdings are collectively referred to herein as the “SPAC Parties”), (vi) Tar Sands Holdings II, LLC, a Utah limited liability company (“TSH Company”), and (vii) Endeavor Capital Group, LLC (the “Company Member Representative”) (each entity named in (i) through (vii) above, a “Party,” and collectively, the “Parties”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, (1) SPAC Merger

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Holdings (the “SPAC Merger”) and with the security holders of SPAC receiving substantially equivalent securities of Holdings and (2) Company Merger Sub will merge with and into TSH Company, with TSH Company continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings (the “Company Merger,” and together with the SPAC Merger, the “Mergers”) and with the members of TSH Company receiving cash (the transactions contemplated by the Merger Agreement, including, but not limited to the Mergers, the “proposed Business Combination”). The board of directors of SPAC (the “SPAC Board”) unanimously approved the Merger Agreement and the Mergers and resolved to recommend the approval and adoption of the Merger Agreement and the proposed Business Combination by the stockholders of SPAC. The proposed Business Combination is expected to be consummated after obtaining the required approvals by the stockholders of SPAC and the Requisite Members (as defined in the Merger Agreement) of TSH Company and the satisfaction of certain other customary closing conditions.

Merger Consideration/Treatment of Securities

Effect of Company Merger on Issued and Outstanding Company Membership Interests and Limited Liability Company Interests of Company Merger. At the Effective Time (as defined in the Merger Agreement), by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party, among other things:

(i)     Each issued and outstanding Company Membership Interest (as defined in the Merger Agreement) (other than the Rollover Interests (as defined in the Merger Agreement)) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration (as defined in the Merger Agreement).

(ii)    All of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit (as defined in the Merger Agreement).

Effect of SPAC Merger on Issued and Outstanding Securities of SPAC and SPAC Merger Sub

By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party:

(i)     Immediately prior to the Effective Time, every issued and outstanding unit of SPAC (“SPAC Unit”) (each SPAC Unit consisting of one share of Class A common stock of SPAC, par value $0.0001 per share (“SPAC Class A Common Stock”) and one-half of one whole warrant entitling the holder to purchase one share of SPAC Class A Common Stock for $11.50 per share (each such whole warrant, a “SPAC Public Warrant”)), shall be automatically separated and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit.

(ii)    Each share of SPAC Class A Common Stock and Class B common stock of SPAC, par value $0.0001 per share (together with SPAC Class A Common Stock, “SPAC Common Stock”) issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Class A common stock of Holdings, par value $0.0001 per share (“Holdings Class A Common Stock”), following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of shares of SPAC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided by the Merger Agreement.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

(iii)   At the Effective Time, each issued and outstanding SPAC Public Warrant shall be converted into one warrant, entitling the holder to purchase one share of Holdings Class A Common Stock for $11.50 per share (“Holdings Public Warrant”), of like tenor. The SPAC Public Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Holdings Public Warrants shall have, and be subject to, substantially the same terms and conditions applicable to the SPAC Public Warrants, except as set forth in the Merger Agreement. At or prior to the Effective Time, the Parties shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Holdings Public Warrants remain outstanding, a sufficient number of shares of Holdings Class A Common Stock for delivery upon the exercise of such Holdings Public Warrants.

(iv)   At the Effective Time, if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor.

(v)    At the Effective Time, each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC as the surviving corporation after the SPAC Merger (the “SPAC Surviving Subsidiary”), with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

Effect of Mergers on Issued and Outstanding Securities of Holdings

At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration and the Company Convertible Preferred Stock Consideration (as each are defined in the Merger Agreement)) shall be canceled and extinguished without any conversion thereof or consideration therefor.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of the Parties that are customary for transactions of this nature. The representations and warranties of the Parties will not survive the closing of the Mergers (the “Closing”). The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Conditions to Each Party’s Obligations

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions by the Parties thereto, including, among others:

(i)     if applicable, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

(ii)    the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions (as defined in the Merger Agreement);

(iii)   the effectiveness of the Form S-4 registration statement to be filed with the Securities and Exchange Commission (the “SEC”) with respect to registration of the offer and sale of the shares of Holdings Common Stock (as defined in the Merger Agreement) and Holdings Public Warrants to be issued in connection with the Business Combination;

(iv)   the approval by the stockholders of SPAC of certain proposals relating to the Merger Agreement and the Business Combination (the “SPAC Stockholder Approval”);

(v)    the execution of the Shell Commitment Agreement (as defined in the Merger Agreement) by the parties thereto;

(vi)   the Available Closing Date Cash (as defined in the Meger Agreement) being not less than $44,000,000;

(vii)  solely with respect to TSH Company, among others conditions: (a) certain representation and warranties of TSH Company being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of TSH Company having been performed or complied with in all material respects; (c) the delivery by TSH Company to SPAC of a closing certificate; (d) irrevocable written consents of TSH Company Manager (as defined in the Merger Agreement) and the Requisite Members, in favor of the approval and adoption of the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement (the “Written Consent”); and (e) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); and

(viii) solely with respect to SPAC, among others conditions: (a) certain representation and warranties of SPAC being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of SPAC having been performed or complied with in all material respects; (c) the delivery by SPAC to TSH Company of a closing certificate; (d) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); (e) receipt of approval for listing on the NYSE, NASDAQ, or NYSE American of Holdings Class A Common Stock and Holdings Public Warrants; and (f) the resignation or removal of the officers and directors of SPAC.

Termination

The Merger Agreement may be terminated at any time prior to the Closing,

(i)     by mutual written consent of the Company and SPAC;

(ii)    by either TSH Company or SPAC if the Effective Time shall not have occurred prior to July 15, 2025, provided that the Party seeking termination, either directly or indirectly through its Affiliates (as defined in the Merger Agreement), is not in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a closing condition;

(iii)   by either TSH Company or SPAC if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making consummation of the proposed Business Combination, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the proposed Business Combination;

(iv)   by SPAC if TSH Company shall have failed to deliver the PCAOB Financials (as defined in the Merger Agreement) to SPAC within sixty days after the date of the Merger Agreement;

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

(v)    subject to certain conditions and limitations set forth in the Merger Agreement, by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of TSH Company and its subsidiaries (the “Group Companies”) set forth in the Merger Agreement, or if any representation or warranty of the Group Companies shall have become untrue;

(vi)   subject to certain conditions and limitations set forth in the Merger Agreement, by TSH Company upon a breach of any representation, warranty, covenant or agreement on the part of the SPAC Parties set forth in the Merger Agreement, or if any representation or warranty of the SPAC Parties shall have become untrue; or

(vii)  by written notice from either TSH Company or SPAC to the other if either the Written Consent or the SPAC Stockholder Approval is not obtained.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement.

Ancillary Agreements

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, (i) the Sponsor entered into a support agreement with the other parties thereto (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor and certain other parties thereto agreed to vote their respective shares in favor of the proposed Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement, and (ii) certain holders of Company Membership Interests entered into a support agreement (the “Company Support Agreement”), pursuant to which, among other things, such holders agreed not to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of the Company Manager (as defined in the Merger Agreement) in favor of the proposed Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement.

Registration Rights Agreement

In connection with the Closing, Holdings, Sponsor, and certain TSH Company equity holders will enter into a registration rights agreement in a form reasonably satisfactory to the Parties, pursuant to which, among other things, Holdings will agree to provide certain TSH Company equity holders with certain rights relating to the registration for resale of the Holdings securities that they will receive in connection with the Mergers.

Warrant Amendment

In connection with the SPAC Merger, Holdings, SPAC, and the transfer agent for the SPAC Public Warrants will enter into an amendment to the agreement governing such warrants (the “Warrant Amendment”) in a form reasonably satisfactory to the Parties, which will govern the terms and conditions of the Holdings Public Warrants.

Litigation

On September 6, 2024, Tyr Energy Utah Logistics, LLC (“Tyr Energy”) filed suit in the County Court at Law, Number 1, Nueces County, Texas against the Company, the Sponsor and certain affiliates of the Sponsor, asserting claims for breach of and tortious interference with a non-disclosure and non-circumvention agreement in connection with the public announcement of the proposed Business Combination, for which Tyr Energy seeks a temporary restraining

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

order and temporary injunction. The Sponsor and its affiliates have specially appeared to dispute specific personal jurisdiction, and all defendants, including the Company, vehemently dispute liability and intend to vigorously defend against Tyr Energy’s claims.

Amendments to Merger Agreement

On November 8, 2024, the parties to the Merger Agreement entered into an Amendment to and Waiver of Agreement and Plan of Merger (the “Amendment”) pursuant to which the parties agreed, among other things, to amend the Merger Agreement to (a) replace the SPAC Parties as follows: (i) Holdings will be replaced by Uinta Infrastructure Group Corp., a Delaware corporation (“UIGC”); (ii) Lower Holdings will be replaced by Uinta Lower Holdings, Inc., a Delaware corporation and wholly owned subsidiary of UIGC; (iii) SPAC Merger Sub will be replaced by Uinta Merger Co., a Delaware corporation and wholly owned subsidiary of UIGC; and (iv) Company Merger Sub will be replaced by Uinta Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings, (b) permit the amendment of the SPAC Organizational Documents to accommodate the potential conversion of the SPAC Class B Common Stock to an equal number of SPAC Class A Common Stock at the option of the majority of the Class B Common Stock holders, and (c) waive any representations or interim covenants otherwise breached by transactions contemplated by the Amendment.

On July 14, 2025, the Company entered into that certain Fourth Amendment to Agreement and Plan of Merger (the “Amendment”) to that certain Agreement and Plan of Merger dated November 8, 2024 (as amended by that certain that certain Amendment to and Waiver of Agreement and Plan of Merger dated November 8, 2024, that certain Second Amendment to Agreement and Plan of Merger dated December 31, 2024, that certain Waiver to Agreement and Plan of Merger dated April 30, 2025, that certain Third Amendment to Agreement and Plan of Merger dated May 14, 2025, the Amendment, and as further amended or modified from time to time, the “Merger Agreement”), by and among the parties to the Merger Agreement.

Pursuant to the Amendment, the parties to the Merger Agreement agreed to extend the Termination Date of the Merger Agreement to August 31, 2025 and further extended the Termination Date to September 15, 2025 by giving Tar Sands written notice on August 31, 2025. The parties also agreed to amend the meanings of the terms Company Common Stock Consideration and Company Common Stock Consideration Amount to mean 820,000 shares of Holdings Class A Common Stock at a value of $10.00 per share issued to the Company Members pursuant to the Rollover Agreement, and $8,200,000, respectively.

On September 15, 2025, the Company entered into that certain Fifth Amendment to Agreement and Plan of Merger (the “Amendment”) to that certain Agreement and Plan of Merger dated November 8, 2024 (as amended by that certain that certain Amendment to and Waiver of Agreement and Plan of Merger dated November 8, 2024, that certain Second Amendment to Agreement and Plan of Merger dated December 31, 2024, that certain Waiver to Agreement and Plan of Merger dated April 30, 2025, that certain Third Amendment to Agreement and Plan of Merger dated May 14, 2025, that certain Fourth Amendment to Agreement and Plan of Merger dated July 14, 2025, the Amendment, and as further amended or modified from time to time, the “Merger Agreement”), by and among the parties to the Merger Agreement.

Pursuant to the Amendment, the parties to the Merger Agreement agreed to extend the Termination Date of the Merger Agreement to December 1, 2025.

Amendment to Sponsor Support Agreement

On November 8, 2024, in connection with the Amendment, the parties to the Sponsor Support Agreement entered into an Amendment to Sponsor Support Agreement, pursuant to which the parties agreed, among other things, to replace Holdings with UIGC.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

Crude Oil Supply, Offtake, and Processing Agreement with STUSCO

On May 7, 2025, the Company entered into a Crude Oil Supply, Offtake, and Processing Agreement with Shell Trading (US) Company (“STUSCO”) (the “Offtake Agreement”). Under the agreement, STUSCO will be the exclusive supplier of crude oil to the Company’s Vernal, Utah facility, and the exclusive purchaser of refined products from the facility, for an initial term of seven years following commencement of operations, with automatic two-year renewal periods thereafter unless terminated by STUSCO. The Company is responsible for the restoration and operation of the facility at its own cost and risk, and must meet certain conditions precedent, including completion of construction and regulatory approvals, before the agreement becomes fully effective. The agreement provides for pricing based on published market indices with fixed differentials and includes provisions addressing exclusivity, right of first refusal on facility expansions, most favored nation terms, and customary termination, force majeure, and indemnification clauses.

Waiver to Merger Agreement

On April 30, 2025, the Parties to the Merger Agreement entered into that certain Waiver to Agreement and Plan of Merger (the “Waiver”) pursuant to which the Parties agreed to waive Section 8.03(f) of the Merger Agreement for a period of 90 days from the Closing (the “Waiver Period”). Section 8.03(f) required that the Shares of Holdings Class A Common Stock and Holdings Public Warrants shall have been approved for listing on a National Exchange. In exchange for granting the Waiver, if the Shares of Holdings Class A Common Stock and Holdings Public are not listed on a National Exchange by the end of the Waiver Period, SPAC agreed to make monthly payments to the Company in the amount of $120,000 until the earlier of: (1) the Company has received four million dollars from such payments or (2) the Shares of Holdings Class A Common Stock and Holdings Public are listed on a National Exchange.

June 2025 Special Meeting

On June 30, 2025, the Company held a special meeting of stockholders (the “June 2025 Special Meeting”), whereby stockholders approved a proposal (a) adopt the Agreement and Plan of Merger (as amended by that certain Amendment to and Waiver of Agreement and Plan of Merger, dated November 8, 2024, as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated December 31, 2024, as further amended by that certain Waiver to Agreement and Plan of Merger, dated April 30, 2025, and as further amended by that certain Third Amendment to Agreement and Plan of Merger, dated May 14, 2025, the “Merger Agreement”), by and among (i) the Company, (ii) Uinta Infrastructure Group Corp. (“Holdings”), (iii) Uinta Lower Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), (iv) Uinta Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings, (v) Uinta Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings, (vi) Tar Sands Holdings II, LLC, and (vii) Endeavor Capital Group, LLC, and (b) to approve the Transactions, including the Mergers, and Business Combination (as each is defined in the Merger Agreement) (the “Business Combination Proposal”) (discussed below).

Additionally, at the June 2025 Special Meeting, the Company stockholders approved:

•        a proposal to adopt the proposed Amended and Restated Holdings Certificate of Incorporation, as the charter for the post-business combination company, which would take effect substantially concurrently with the Effective Time (as defined in the Merger Agreement) (the “Organizational Documents Proposal”);

•        a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Amended and Restated Holdings Certificate of Incorporation, and these proposals are being presented in accordance with the requirements of the SEC as five separate sub-proposals (the “Advisory Governance Proposals”);

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN (cont.)

•        a proposal to elect, effective at the Closing (as defined in the Merger Agreement), seven directors to serve on the new Holdings Board of Directors until the 2025 annual meeting of stockholders, and until their respective successors are duly elected and qualified (the “Election of Directors Proposal”); and

•        a proposal to approve the equity incentive plan (the “Incentive Plan Proposal”).

Liquidity and Going Concern

At September 30, 2025, the Company had $4,458 in cash and $16,867,809 in working capital deficit.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and while the Company believes it has sufficient access to additional sources of capital, if necessary, there are no assurances that such additional capital will ultimately be available. In addition, the Company currently has less than 12 months from the date these consolidated financial statements were issued to complete a Business Combination and if the Company is unsuccessful in consummating an Initial Business Combination, it is required to liquidate and dissolve. In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern”, management has determined that these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the combination period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the combination period.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted pursuant to the rules and regulation of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.

The accompanying unaudited statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on March 24, 2025 which contains the audited financial statements and notes thereto.

The interim results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ended December 31, 2025 or for any future interim periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly — owned subsidiaries. All intercompany transactions have been eliminated.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

The Company complies with ASC Topic 280, “Segment Reporting”, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) Per Common Stock

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating net income (loss) per common stock. Accretion associated with the redeemable shares of Class A common stock is excluded from income (loss) per common stock as the redemption value approximates fair value.

The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,900,000 shares in the calculation of diluted income (loss) per share or the shares that may be acquired in association with the Company’s convertible promissory note, since the exercise of the warrants and the shares acquired in association with the convertible promissory note are contingent upon the occurrence of future events. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented. As of September 30, 2025 and 2024 the Company did not have any dilutive securities or other contracts that could potentially be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):

	For the Three Months Ended September 30,
	2025		2024
	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption
Basic and diluted net income per common stock
Numerator:
Allocation of net income	$26,543	$5,968,969	$5,257	$15,780
Denominator:
Basic and diluted weighted average common shares outstanding	25,570	5,750,000	1,915,386	5,750,000
Basic and diluted net income per common stock	$1.04	$1.04	$0.00	$0.00
	For the Nine Months Ended September 30,
	2025		2024
	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption	Shares Subject to Possible Redemption	Shares Not Subject to Possible Redemption
Basic and diluted net (loss) income per common stock
Numerator:
Allocation of net (loss) income	$(129,291)	$(5,433,330)	$392,990	$880,489
Denominator:
Basic and diluted weighted average common shares outstanding	136,827	5,750,000	2,566,410	5,750,000
Basic and diluted net (loss) income per common stock	$(0.94)	$(0.94)	$0.15	$0.15

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Shares of common stock subject to redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including shares of common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity.

At all other times, shares of common stock are classified as stockholders’ equity. The Company’s Public Shares feature redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The valuation of common stock subject to redemption includes the Company’s estimate of interest held in the Trust Account that is available for payment of taxes, and excludes dissolution expense of up to $100,000 since it is only taken into account in the event of the Company’s liquidation. As of September 30, 2025 and December 31, 2024, 25,561 and 249,659 shares of Class A common stock subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of stockholders’ deficit section of the Company’s consolidated balance sheet. At September 30, 2025 and December 31, 2024, the Class A common stock subject to possible redemption reflected in the consolidated balance sheets are reconciled in the following table:

Class A Common stock subject to possible redemption	Shares	Amount
December 31, 2024	249,659	3,148,662
Plus:
Remeasurement of Class A common stock subject to possible redemption	—	166,346
March 31, 2025	249,659	3,315,008
Less:
Redemption of Common Stock	(224,087)	(2,999,426)
Plus:
Remeasurement of Class A common stock subject to possible redemption	—	71,611
June 30, 2025	25,572	387,193
Less:
Redemption of Common Stock	(11)	(170)
Plus:
Remeasurement of Class A common stock subject to possible redemption	—	8,723
September 30, 2025	25,561	$395,746

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguished Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the consolidated balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the consolidated balance sheet date.

Convertible Promissory Note

The Company’s convertible promissory note contains a conversion feature whereby, upon consummation of the proposed Business Combination with TSH Company, the note shall convert into 355,000 shares of UIGC’s common stock. The Company treats this conversion feature as an embedded derivative in accordance with ASC 815 and bifurcates the embedded derivative from the host contract. As such, the conversion event liability is reported on the consolidated balance sheets at fair value upon inception of the convertible promissory note. Changes in its fair value are reported on the consolidated statements of operations as change in fair value of conversion event liability.

The convertible promissory note was issued at its face value of $1,500,000 and is reported net of a debt discount representing the initial fair value of the conversion event liability. In accordance with ASC 835, Interest (“ASC 835”), the Company capitalized the debt discount of $667,066 and is amortizing the debt discount ratably to interest expense on the consolidated statements of operations. Amortization of the debt discount is recognized over the shorter life of a) funded extension life of the Trust Account as of December 31, 2025 or b) the expected date of the consummation of the proposed Business Combination. For the three and nine months ended September 30, 2025, the Company recognized $18,676 and $235,397, respectively, in interest expense related to the amortization of the debt discount. For the three and nine months ended September 30, 2024, the Company did not recognized any interest expense related to the amortization of the debt discount. The Company presents the convertible promissory note on the consolidated balance sheets at face value, net of its amortized debt discount.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature. The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within the framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amounts reflected in the consolidated balance sheets for cash, accounts payable, accrued expenses, and due to related party approximate fair value due to short-term nature.

Level	1 —

Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level	2 —

Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level	3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 8 for additional information on assets and liabilities measured at fair value.

Stock-based Compensation

The transfer of the Founder Shares to independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of the date the consolidated financial statements were issued, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon completion of a Business Combination) in an amount equal to the number of Founders Shares that ultimately vest multiplied times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company’s effective tax rate for the three and nine months ended September 30, 2025, was 0.04%, and (0.20)%, respectively and for the three and nine months ended September 30, 2024, was (84.1)% and (22.2)% respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2025 and 2024, primarily due to the change in the fair value of the warrants, tax interest and penalties, the valuation allowance on the deferred tax assets and prior-year true-ups.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits and underpaid income taxes as income tax expense. There were no unrecognized tax benefits as of September 30, 2025, and December 31, 2024, and the Company recognized $0 and $210,648 in accrued interest and penalties related to unrecognized tax benefits at September 30, 2025, and December 31, 2024, respectively. The Company is currently not aware of any issues under

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

review that could result in significant payments, accruals or material deviation from its position. Since the Company was incorporated on March 12, 2021, the evaluation was performed for the 2024, 2023, 2022 and 2021 tax years, which are the only periods subject to examination.

Risks and Uncertainties

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% Excise Tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any PIPE or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination, but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

During the second quarter of 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the excise tax. These regulations provided that the filing and payment deadline for any liability incurred during the period from January 1, 2023 to December 31, 2023 would be October 31, 2024. Under the final regulations, liquidating distributions made by publicly traded domestic corporations are exempt from the Excise Tax. In addition, any redemptions that occur in the same taxable year as a liquidation is completed will also be exempt from such tax.

At September 30, 2025 and December 31, 2024, the Company has recognized $3,145,785 and $2,649,197, respectively, in excise tax payable on the consolidated balance sheets. Included in the excise tax payable at September 30, 2025 and December 31, 2024 are $680,776 and $214,457, respectively, of interest and penalties. In accordance with ASC 340, the excise tax liability related to share redemptions is offset against accumulated deficit on the consolidated condensed statements of changes in stockholder’s deficit. The liability related to interest and penalties is reported on the consolidated condensed statements of operations and is included in other income, net.

Because the Company did not complete a Business Combination by December 31, 2024, any additional redemption or other repurchase that occurs in connection with an initial Business Combination may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the nature and amount of the equity issued in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination), and (iii) the content of regulations and other guidance from the U.S. Department of the Treasury.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is currently evaluating its options with respect to this obligation. Any amount of such excise tax not paid in full, will be subject to additional interest and penalties which are currently estimated at 8% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full.

Recent Accounting Pronouncements

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The company is still reviewing the impact of ASU 2023-09.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2025 and December 31, 2024.

Investments Held in Trust Account

As of September 30, 2025 and December 31, 2024, funds held in Trust Account consisted primarily of Money Market Funds which are invested in U.S. Treasury Securities, which have readily determinable fair values. Such funds are presented on the consolidated condensed balance sheets at fair value at the end of the reporting period. Interest on the Money Market Funds is included in interest and income from cash and trust investments in the accompanying unaudited consolidated condensed statements of operations.

NOTE 3 — INITIAL PUBLIC OFFERING

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 9,400,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant for $9,400,000 in the aggregate.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor were added to the proceeds from the Initial Public Offering to be held in the Trust Account such that at the time of closing $232,300,000 was held in the Trust Account. If the Company does not complete a Business Combination within the combination period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

On March 12, 2021, the Sponsor paid an aggregate of $25,000 in exchange for issuance of 5,750,000 shares of Class B common stock (the “Founder Shares”). On April 5, 2021, the Sponsor transferred interests in the Sponsor that corresponded with 25,000 Founder Shares to each of Nathan Asplund, Rollin Bredenberg, Brian Feldott, and Edmund Underwood, Jr., our independent director nominees. In relation to the Initial Public Offering, an aggregate of 1,515,160 Founder Shares were cancelled by the Sponsor and transferred by us to our anchor investors in the IPO. Amounts previously reported as Class B common stock were retrospectively restated to account for this transaction. On March 7, 2022, Nathan Asplund tendered the return of his interest in the Sponsor (that corresponded with 25,000 Founder Shares) in relation to his resignation from the Board of Directors and the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Troy Welch, who was elected to the Board of Directors on March 4, 2022 to fill the vacancy. Notwithstanding the foregoing, the Sponsor retains all voting and disposition rights in the Founders Shares held by the Sponsor.

The Company determined the fair value of the share-based compensation related to the transfer of interests in the Sponsor (that corresponded to Founder Shares), to the independent director nominees, based on assumptions including the probability of an acquisition, an estimated date of acquisition, the risk free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share based compensation was $667,250 based on grant date fair value estimates of $6.63 and $6.80 at April 5, 2021 and March 7, 2022, respectively.

On November 15, 2022, the Company’s CEO Richard Bertel, CFO Christopher Bertel, Vice President Edmund Underwood, director Rollin Bredenberg, and director Troy Welch tendered their resignation from the Company. In relation to such resignations, Mr. Bredenberg, Mr. Welch, and Mr. Underwood each tendered the return of their interest in the Sponsor (that corresponded with 25,000 Founder Shares) on November 21, 2022. The Company replaced the departed directors with Ronald Curt Copley and Jason Reeves.

On December 22, 2022, and December 24, 2022, the Sponsor transferred an interest in the Sponsor that corresponded with 25,000 Founder Shares to Ronald Curt Copley and Jason Reeves, respectively, as independent director nominees. The Company determined the fair value of the share-based compensation related to the transfer of the Sponsor interest (corresponding with Founder Shares), to the independent director nominees, based on numerous assumptions including the probability of an acquisition, an estimated date of acquisition, the risk-free rate on the acquisition date, a discount for a lack of marketability and other variables. The value of the share-based compensation was $74,637 based on grant date fair value estimates of $1.49 at both December 22, 2022, and December 24, 2022.

The holders of the Founder Shares have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of an initial Business Combination and (B) subsequent to an initial Business Combination, (x) if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their common stock for cash, securities or other property.

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares. As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

Related Party Loans

The Sponsor agreed to loan the Company up to $1,500,000 to be used for working capital purposes through the earlier of December 31, 2021 or the closing of the Initial Public Offering. At March 25, 2022 the Sponsor agreed to loan the Company up to $1,500,000 to be used for working capital purposes through April 1, 2023, as funds are necessary. Such loans would be non-interest bearing, unsecured, and will be repaid upon the consummation of a Business Combination. In the event that the Company does not consummate a Business Combination, all amounts loaned to the Company will be forgiven except to the extent that the Company has funds available to it, outside of its Trust Account established in connection with the IPO.

On January 12, 2023, the Company issued an unsecured promissory note (the “Note Payable-Related Party”) to Trident Point 2, LLC (“Trident”), a related party through common ownership, pursuant to which the Company was entitled to borrow up to an aggregate principal amount of $600,000 in order to fund working capital deficiencies or finance transaction costs in connection with an intended Business Combination. All unpaid principal under the Note Payable-Related Party was due and payable in full on the date on which the Company consummated an initial Business Combination. Pursuant to the terms of such note, Trident had the option at any time prior to September 15, 2023 to convert amounts outstanding, up to $600,000, into warrants to purchase the Company’s shares of Class A common stock at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants sold concurrently with the Company’s IPO. In May 2023, the Company issued an amended and restated unsecured promissory note, dated as of January 12, 2023, to Trident, removing the warrant conversion feature from the promissory note.

On February 8, 2024, the Company issued an additional unsecured promissory note to Trident, pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $750,000 from Trident in order to fund costs reasonably related to an initial Business Combination for the Company, including without limitation both the daily operations of the Company prior to an initial Business Combination and potential monthly extensions to the time period for the Company to enter into and complete an initial Business Combination. No interest shall accrue on the unpaid principal balance of the promissory note. All unpaid principal under the promissory note was due and payable in full on the earlier of (i) November 15, 2024 or (ii) the date on which the Company consummates an initial Business Combination. On January 10, 2025, the Company amended and restated the promissory note to amend the Maturity Date (as defined in the promissory note) to the earlier of (i) May 15, 2025 or (ii) the date on which the Company consummates an initial Business Combination. In connection with the approval of the May 2025 Extension Amendment Proposal, the Company amended and restated the unsecured promissory note to Trident to amend the Maturity Date (as defined in the unsecured promissory note) to the earlier of (i) July 15, 2025 or (ii) the date on which the Company consummates an initial Business Combination.

On February 10, 2025, the Company issued an additional unsecured promissory note to Trident, pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $1,350,000 from Trident in order to fund costs reasonably related to an initial Business Combination for the Company, including without limitation both the daily operations of the Company prior to an initial Business Combination and potential monthly extensions to the time period for the Company to enter into and complete an initial Business Combination. No interest shall accrue on the unpaid principal balance of the promissory note. All unpaid principal under the promissory note was due and payable in full on the earlier of (i) May 15, 2025, or (ii) the date on which the Company consummates an initial Business Combination.

On July 14, 2025, the Company amended and restated the unsecured promissory notes to Trident to amend the Maturity Date to the earlier of (i) September 15, 2025 or (ii) the date on which SPAC consummates an initial Business Combination.

At September 30, 2025 and December 31, 2024, the Company reported $2,054,710 and $390,710, respectively, as Note Payable — Related Party on the consolidated condensed balance sheets for the promissory notes to Trident.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

On April 13, 2023, the Company issued an unsecured promissory note to the Sponsor (“Note Payable — Sponsor”), pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $4,153,244. All unpaid principal under the Note Payable — Sponsor will be due and payable in full on the date on which the Company consummates an initial Business Combination. On August 14, 2023, the Company amended the original promissory note and increased the borrowing limit up to $8,400,000 from the Sponsor to fund costs related to the extension of the date by which the Company must consummate an initial Business Combination pursuant to the Amended and Restated Certificate of Incorporation. As of September 30, 2025 and December 31, 2024, the Company has borrowed and owes $5,393,225 under the Note Payable — Sponsor.

On September 14, 2023, the Company issued an unsecured promissory note to the Sponsor (“Working Capital Loan — Related Party”), pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $17,935 from the Lender in order to fund costs reasonably related to an initial Business Combination for the Company. No interest shall accrue on the unpaid principal balance of this promissory note. All unpaid principal under the promissory note will be due and payable in full the date on which the Company consummates an initial Business Combination. At September 30, 2025 and December 31, 2024, the Company reported $17,935 as Working Capital Loan — Related Party on the consolidated balance sheets.

A related party of the Company has paid operating expenses on behalf of the Company. These amounts were reflected on the consolidated balance sheets as Advances from Related Parties. The advances are non-interest bearing and are payable on demand. As of September 30, 2025 and December 31, 2024, the Company had an outstanding balance under advances from related parties of $100,770.

On October 11, 2024, the Company issued the October 2024 Convertible Note to BH Inc., pursuant to which the Company is entitled to borrow up to an aggregate principal amount of $1,500,000. All unpaid principal under the October 2024 Convertible Note is due and payable in full on the date on which the Company consummates its proposed Business Combination with TSH Company. Pursuant to the terms of the October 2024 Convertible Note, this Note shall convert into 355,000 shares of UIGC’s common stock (as defined and amended in the Merger Agreement), provided that, should the Business Combination fail to close for any reason, the Company shall use reasonable efforts to satisfy its obligations under this October 2024 Convertible Note by cash payment in an amount equal to $3,900,000. Any balance under this Note may be prepaid at any time. Additionally, if a Business Combination is not consummated, the October 2024 Convertible Note will be repaid solely to the extent that the Company has funds available to it outside of its Trust Account.

Administrative Services Agreement

The Company entered into an agreement commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of an initial Business Combination or the liquidation, which provides that the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company. In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on possible Business Combination targets. The Company’s audit committee reviews on a quarterly basis all payments made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

At December 31, 2024, the Company owed $120,000 under this agreement. On March 21, 2025, the Sponsor agreed to waive any and all rights to receive any and all current and future payments owed to it by the Company under the agreement. At March 31, 2025, the Sponsor waived $120,000 in administrative services fees which are reflected as a reduction of operating expenses during the nine months ended September 30, 2025.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 5 — COMMITMENTS & CONTINGENCIES

Registration and Stockholder Rights

The holders of the Founder Shares (including the Class B common stock converted to Class A common stock), Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and stockholder rights agreement signed in relation to the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company paid an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate in relation to the Initial Public Officer, with an additional fee of $0.35 per unit, or approximately $8.05 million in the aggregate, payable to the underwriters for deferred underwriting commissions in relation to the Initial Public Offering. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The Company accounted for the 20,900,000 warrants issued in connection with the Initial Public Offering (the 11,500,000 Public Warrants and the 9,400,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement.

If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 5 — COMMITMENTS & CONTINGENCIES (cont.)

Investment Banking Advisory Agreement

The Company has entered into an investment banking advisory services agreement pursuant to which fees will be paid upon the closing of an acquisition during the term of the agreement through 24 months after the termination of the agreement. Fees will be charged at the greater of $4,250,000 or up to 0.65% of the acquisition value if the acquisition value exceeds $900 million. The investment banking advisory fees are contingent on both the consummation and the specific terms of an initial Business Combination, neither of which can be reasonably predicted at this time. Accordingly, no accrual has been made for these arrangements in the consolidated financial statements.

NOTE 6 — WARRANT LIABILITIES

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        the last sales price of the common stock reported has been at least $18.00 per share on each of twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption for the Public Warrants is given.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 6 — WARRANT LIABILITIES (cont.)

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. The Company will use its commercially reasonable best efforts to register or qualify such shares of common stock under the blue sky laws to the extent an exemption is not available.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the Private Placement Warrants will be redeemable by the Company so long as they are held by the Sponsor, the affiliates of the Sponsor, or its permitted transferees.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At September 30, 2025 and December 31, 2024, there was no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At September 30, 2025 and December 31, 2024, there were 5,750,000 shares of Class A common stock issued and outstanding, excluding 25,561 and 249,659 shares subject to possible redemption, respectively.

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. On September 30, 2025 and December 31, 2024, there were 0 shares of Class B common stock issued and outstanding.

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Except as described below, holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders except as required by law.

On November 13, 2024, the holders of the Company’s Class B common stock converted all issued and outstanding shares of Class B common stock (5,750,000 shares), on a one-for-one basis, into shares of Class A common stock. The newly issued shares of Class A common stock continue to be referred to as Founder Shares (discussed in Note 4). As such, the newly issued shares of Class A common stock are not redeemable and continue to carry restrictions regarding their assignment, transference and selling of the shares.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 8 — FAIR VALUE MEASUREMENTS

The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

September 30, 2025

	Fair Value
Description	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account	$673,027	$—	$—
Liabilities
Conversion event liability	$—	$—	$688,414
Warrant Liability – Public Warrants	$—	$—	$3,680,000
Warrant Liability – Private Placement Warrants	$—	$—	$3,008,000

December 31, 2024

	Fair Value
Description	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account	$3,237,676	$—	$—
Liabilities
Conversion event liability	$—	$—	$684,887
Warrant Liability – Public Warrants	$—	$—	$2,300,000
Warrant Liability – Private Placement Warrants	$—	$—	$1,880,000

The Company utilized an independent third party to model the valuation of the conversion event liability using a probability weighted calculation valuing the convertible promissory note with and without the conversion event feature. Included in the model are assumptions related to the Company’s stock price, discount rate, probability of closing on its proposed Business Combination, expected time until closing of its proposed Business Combination, and a market adjustment for the implied probability of closing on its proposed Business Combination.

The Company estimates the discount rate based on the term matched yield. The probability of closing on a proposed Business Combination is based on an analysis of peer companies completing a business combination compared to liquidating. The years to expiration is based on the expected time until closing on its proposed Business Combination. And the model has a market adjustment for implied probability of acquisition based on an analysis of peer companies’ closing stock price, rights coverage and share rights price.

The following table provides significant inputs used to determine the fair value of the convertible promissory note conversion event liability:

	September 30, 2025	December 31, 2024
Share price	$8.10	$10.01
Discount rate	10.9%	8.7%
Probability of close	60.0%	60.0%
Years to expiration	0.25	0.38
Market adjustment for implied probability of acquisition	35.4%	9.82%

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

As of September 30, 2025 and December 31, 2024, the Company’s Public Warrants were traded on a market exchange. At September 30, 2025 and December 31, 2024, there was insufficient trading activity to utilize market prices to determine the fair value of the Public Warrants. The Company utilized an independent third party to value the Public Warrants and Private Placement Warrants using a binomial options pricing model, which involves Level 3 inputs.

Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, dividend yield and probability of consummating a Business Combination. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the Public and Private Placement Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates will remain at zero.

The Public and Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the Company’s consolidated condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The following table provides significant inputs to the independent third party’s pricing model for the fair value of the Public Warrants at December 31, 2024 and the Private Placement Warrants at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Share price	$8.10	$10.01
Exercise price	$11.50	$11.50
Years to expiration	5.25	5.38
Volatility	10.4%	1.6%
Risk-free rate	3.69%	4.30%
Dividend yield	0.00%	0.00%

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis at September 30, 2025 and 2024:

	Private Placement Warrants	Public Warrants	Conversion Feature
Changes in fair value of financial liabilities measured with level 3:
January 1, 2025	$1,880,000	$2,300,000	$684,887
Change in fair value	846,000	1,035,000	12,656
March 31, 2025	2,726,000	3,335,000	697,543
Reclassification of Public Warrants to Level 1	—	(3,335,000)	—
Change in fair value	4,042,000	—	5,335
June 30, 2025	$6,768,000	$—	$702,878
Reclassification of Public Warrants to Level 3	—	3,680,000	—
Change in fair value	(3,760,000)	—	(14,464)
September 30, 2025	$3,008,000	$3,680,000	$688,414

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

Warrant Liabilities
Fair Value at January 1, 2024 – Private Placement Warrants	$940,000
Change in Fair Value – Private Placement Warrants	(921,200)
Fair Value at March 31, 2024 – Private Placement Warrants	$18,800
Change in Fair Value – Private Placement Warrants	451,200
Reclassification of Public Warrants to Level 3	575,000
Fair Value at June 30, 2024 – Public Warrants and Private Placement Warrants	$1,045,000
Reclassification of Public Warrants to Level 3	(209,000)
Fair Value at September 30, 2024 – Public Warrants and Private Placement Warrants	$836,000

Investments Held in Trust Account

At September 30, 2025 and December 31, 2024, the Company’s Trust Account held investments primarily in Money Market Funds which are invested in U.S. Treasury Securities. The assets held in the Trust Account at September 30, 2025 and December 31, 2024 within the consolidated balance sheets represent a Level 1 fair value measurement based upon the observable valuation nature of the respective investments.

NOTE 9 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

The Company is a blank check company incorporated for the purpose of effecting a Business Combination. The Company has not commenced operations, has no operating revenue and all activity since its inception relates to the Company’s formation, its IPO, and those activities necessary to consummate a Business Combination. As the Company does not generate operating income, the Company’s primary focus for profit and loss is the cash outflows related to expenses.

The CODM has determined that consolidated net income or loss is the primary measure of segment profit or loss. As the Company has no operating revenue and no capabilities of generating cash, operating expenses are reviewed and monitored by the CODM to manage and forecast cash and to ensure sufficient capital is available to complete a Business Combination within the Combination Period. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating expenses are considered the Company’s primary significant expenses. The measure of segment assets is reported on the consolidated condensed balance sheets as total assets.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 9 — SEGMENT INFORMATION (cont.)

The following table provides the significant expenses and other expenses that are regularly provided to the CODM and included in segment profit or loss.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Operating expenses	$(917,076)	$(405,080)	$(2,401,679)	$(890,887)
Excise tax interest and penalties	$(67,884)	$—	$(466,319)	$—
Provision for income taxes	$(2,361)	$(111,320)	$(11,297)	$(364,333)
Interest expense	$(18,676)	$—	$(235,397)	$—
Change in fair value of warrant liabilities	$6,980,000	$209,000	$(2,508,000)	$1,254,000
Change in fair value of conversion event liability	$14,464	$—	$(3,527)	$—

The Company has incurred other expenses in the form of excise tax interest and penalties related to the Company’s excise taxes. The CODM monitors the excise tax interest and penalties as the interest and penalties continue to accrue until all past due excise taxes, and related interest and penalties, are fully paid. Additionally, payment of excise tax interest and penalties require a cash outflow from the Company’s operating account or from cash that may be received from sources outside of the Company.

The provision for income taxes is reviewed by the CODM as other expenses of the Company. Income taxes are an expense that is payable with earnings from the Trust Account. The CODM monitors earnings in the Trust Account to ensure there are sufficient earnings available to pay the Company’s income taxes.

The Company incurs non-cash expenses from interest expense and non-cash expenses or income from changes in fair value of warrant liabilities and changes in fair value of conversion event liability. As these items do not require or generate cash the Company does not report them as significant expenses.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than disclosed below, that would have required adjustment or disclosure in the financial statements.

The Company issued a Convertible Promissory Note in the principal amount of $100,000 to Paul Gonzalez on October 10, 2025 (the “October 10 Note”). The October 10 Note provides that the principal amount is payable upon the earlier of (a) the effective date of the Business Combination pursuant to the Merger Agreement, or (b) the date that the winding up of the Company is effective. Upon the closing of the Business Combination, and in lieu of any cash payment, the October 10 Note shall convert into 20,000 shares of Holdings Common Stock; provided, that, should the Business Combination fail to close, the Company shall use reasonable efforts to satisfy its obligations under the note by cash payment in an amount equal to $200,000.

The Company issued a Convertible Promissory Note in the principal amount of $300,000 to Paul Gonzalez on October 29, 2025 (the “October 29 Note”). The October 29 Note provides that the principal amount is payable upon the earlier of (a) the effective date of the Business Combination pursuant to the Merger Agreement, or (b) the date that the winding up of the Company is effective. Upon the closing of the Business Combination, and in lieu of any cash payment, the October 29 Note shall convert into 60,000 shares of Holdings Common Stock; provided, that, should the Business Combination fail to close, the Company shall use reasonable efforts to satisfy its obligations under the note by cash payment in an amount equal to $600,000.

INTEGRATED RAIL & RESOURCES INC.

[    ] shares of common stock

____________________

PRELIMINARY PROSPECTUS

____________________

[    ]

[    ]

_________, 2026

Until [      ] (25 days after commencement of our public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as placement agents and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. Neither we, nor the selling stockholders may sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2026

INTEGRATED RAIL & RESOURCES INC.

Up to [    ] Shares of Common Stock

This Resale Prospectus relates to [    ] shares of common stock, $0.0001 par value per share, that may be sold from time to time by our stockholders identified in this prospectus, or their permitted transferees (collectively as the “Selling Stockholders”), which includes: (i) [    ] shares of Common Stock (the “Warrant Shares”) issuable upon the exercise of the warrants to purchase shares of Common Stock (the “Warrants”) issued pursuant to the private placement warrant purchase agreement, dated as of November 11, 2021, between Integrated Rail and Resources Acquisition Corp. (“SPAC”), DHIP Natural Resources Investments, LLC (the “Sponsor”), and the other parties thereto (the “Private Placements”).

In January 2026, Integrated Rail & Resources Inc., a Delaware corporation (the “Company”, “we”, “us”, and “our”) received gross proceeds of $[    ] from a private placement of shares (the “Creto Private Placement”), at a price per share of Common Stock of $[    ]. The Company issued an aggregate of [    ] shares of common stock.

[The Selling Stockholders must sell their shares at a fixed price per share of $[    ], which is the per share price of the shares being offered in our public offering, until such time as our shares are listed on a national securities exchange.] Thereafter, the shares offered by this prospectus may be sold by the Selling Stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By the Public Offering Prospectus, we have registered an aggregate of [    ] shares which we are offering for sale to the public through our underwriters, excluding any shares issuable upon the underwriters’ over-allotment option. Both prospectuses, this Resale Prospectus and the Public Offering Prospectus, shall go effective simultaneously. Completion of this resale offering is contingent on the effectiveness of the Public Offering Prospectus.

The [    ] shares of Common Stock offered by the selling stockholders is defined herein as the “Resale Shares.”

Currently, there is no market for our common stock. We intend to apply to list our Common Stock on the NYSE American (“NYSE”) under the symbol “IRRX.” Accordingly, we expect our common stock to begin trading on the NYSE on or around the date of this prospectus, at which point our common stock will cease to be traded on the [OTCQB]. There is no assurance that an active trading market for our common stock will develop or be sustained. No sales of the shares covered by this Resale Prospectus may occur unless and until (i) the registration statement of which this Resale Prospectus forms a part has been declared effective by the SEC and (ii) our common stock has been approved for listing on the NYSE and trading has commenced.

We are a “smaller reporting company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and have elected to take advantage of certain scaled disclosure available to smaller reporting companies. We are also an emerging growth company under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” in the Public Offering Prospectus.

The distribution of securities offered hereby may be effected in one or more transactions that may take place on the NYSE, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated fees or commissions may be paid by the Selling Stockholders. No sales of the shares covered by this prospectus shall occur until the shares of common stock sold in our public offering begin trading on the NYSE. Currently, there is no public market for our common stock.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Sales of the shares of our common stock registered in this prospectus and the Public Offering Prospectus will result in two offerings taking place concurrently which might affect price, demand, and liquidity of our common stock.

You should rely only on the information contained in this prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [    ], 2026

Page
RESALE PROSPECTUS SUMMARY	Alt-1
THE OFFERING	Alt-5
USE OF PROCEEDS	Alt-6
SELLING STOCKHOLDERS	Alt-7
PLAN OF DISTRIBUTION	Alt-11
LEGAL MATTERS	Alt-13

Please read this prospectus carefully. It describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not, and the placement agent has not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus.

Neither we, the placement agent nor any of selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the placement agent nor any of selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until [•] (25 days after the commencement of our public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we, the [underwriter] nor any of selling stockholders have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

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RESALE PROSPECTUS SUMMARY

The following summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying shares of common stock in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” and similar terms refer to Integrated Rail & Resources Inc.

You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements and our management’s discussion and analysis of financial condition and results of operations.

Overview

Integrated Rail & Resources Inc. is an energy infrastructure and processing company focused on upgrading and redeploying legacy oil sands and refining assets to support third-party feedstock processing and refined-product delivery. The Company is a Delaware corporation that, in 2025, acquired Tar Sands Holdings II, LLC (“TSII”). Its core assets are located at Asphalt Ridge in northeastern Utah — one of the largest and most accessible oil sands deposits in the United States — where the Company owns 760 acres of fee-simple land, a permitted open-pit mine, and an existing large-scale extraction, refining and terminating facility in Vernal, Utah (the “Facility”).

Although the Company acquired its Asphalt Ridge assets in 2013, it has not conducted meaningful operations to date. With capital expected from the Business Combination, together with commitments under the Shell Commitment Agreement, the Company intends to upgrade and bring its existing Facility online to process and refine third-party crude feedstock into products meeting customer specifications. The Facility has been substantially constructed and refurbished over time, with more than $60 million historically invested in extraction, separation, and infrastructure upgrades, and prior commissioning activities have demonstrated that commercial-scale oil extraction is feasible.

Rather than pursuing near-term oil sands development, the Company’s current strategy is to leverage its permitted mine site, processing infrastructure, and transportation assets — including an on-site transload and terminal facility — to support contracted feedstock processing and refining for Shell Trading US Company (“STUSCO”) and other potential customers. This approach positions the Company at the intersection of energy infrastructure, refining services, and logistics, with a capital-efficient path to commercialization through the reactivation and modernization of existing assets.

Corporate Information

Our principal executive offices are located at 400 W Morse Blvd., Suite 220, Winter Park, FL 32789 and our telephone number is (321) 972-1583. Our website address is www.irr-x.com. Information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Corporate History

The Company traces its operating history to TSII, a Utah limited liability company formed in 2013. In 2013, TSII acquired certain oil and gas assets located at Asphalt Ridge in northeastern Utah in connection with the bankruptcy of the prior owner of such assets. With the capital provided by the Business Combination, the commitments under the Shell Commitment Agreement, and the capital raised from this offering, the Company plans to upgrade its existing facility to process and refine third-party feedstock oil into products meeting customer specifications.

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The Company’s primary assets are located at Asphalt Ridge and consist of (i) approximately 760 acres of core drilled land held in fee simple absolute, comprising the South “A” Tract and the “D” Tract (the “Property”), (ii) a mine facility located on the South “A” Tract (the “Mine”), and (iii) a large-scale mining permit covering the South “A” Tract Mine. Asphalt Ridge is one of the largest and most accessible oil sands deposits in Utah, containing the largest known oil sands deposit in the United States. The deposit is located in the Uinta Basin near Vernal, Utah, and consists of oil-wet sandstone formations with multiple surface-mineable pit areas, including the “A,” “D,” and “South” Tracts. The Company acquired the “A” and “D” Tracts in 2013, which contained the most concentrated oil sands reserves at Asphalt Ridge. The Company does not anticipate near-term development of oil sands reserves and instead focused on feedstock processing activities under the Shell Commitment Agreement.

The Company’s existing extraction and processing facility is located on the “A” Tract. The site had been mined since the 1920s, primarily for asphalt and road base, and the initial overburden had been removed. Necessary regulatory approvals for mining activities are in place. In 1999, approximately $23 million was invested to construct a solvent-based extraction facility with a capacity of approximately 2,000 barrels per day. That process proved unsuccessful due to operational challenges. Subsequently, a modified hot water separation process (the “Separation Technology”) was tested and demonstrated commercial viability. Between 2008 and 2010, approximately $39 million of additional capital was invested to refurbish and reconfigure the facility to utilize the Separation Technology, expand infrastructure, and reconstruct the mine site. Portions of the refurbished facility were successfully tested and commissioned with oil sands, demonstrating that oil extraction was commercially feasible; however, operations were suspended in February 2010 due to a lack of funding.

The Company anticipates that a majority of the existing processing and refining equipment will be utilized to produce commercial products for STUSCO, subject to additional equipment installations and process modifications required to accommodate customer feedstock specifications. Existing tar sands handling facilities were expected to be decommissioned and removed to improve environmental conditions and to make room for anticipated refining expansions. The Property also included a transload truck facility and terminal, which the Company planned to expand as necessary to support efficient transportation and terminalling of crude feedstock and refined products.

Corporate Developments

Since October 2024, we executed targeted financings and related actions following the completion of our business combination with TSII and in connection with our transition to the public markets. We issued two unsecured convertible notes: a $1.5 million note to B H Inc. in October 2024, automatically convertible into 355,000 Holdings shares at closing of the merger (with a trust account waiver), and a $300,000 note to Paul Gonzalez in October 2025, automatically convertible into 60,000 Holdings shares at closing (also with a trust account waiver). Our merger agreement with TSII has been amended and waived on multiple occasions through December 12, 2025, to reflect process and timing updates. Following the closing, TSII became our wholly owned subsidiary, and we now operate as Integrated Rail & Resources Inc.

On January 17, 2026, we entered into a Securities Purchase Agreement with Creto IRRX PIPE Investment, LLC for $5.0 million of Series A Convertible Preferred Stock, with the ability upon mutual agreement to sell up to $3.0 million additional within 60 days. The Preferred Shares will be issued in book-entry against wired funds, to an accredited investor in a private placement relying on Securities Act exemptions. Key covenants include information and “blue sky” undertakings, use of proceeds aligned to an agreed operating budget, timely Form 8-K disclosure, execution of a resale registration rights agreement, and maintenance of sufficient authorized common stock for full conversion. The certificate of designations establishes the Series A preferences under our blank-check preferred authority and includes customary conversion mechanics, anti-dilution protections, redemption and liquidation rights, and certain consent rights while more than $1,000,000 of Accumulated Stated Value is outstanding. The agreement also contemplates an uplist effort to Nasdaq or NYSE in connection with our business plan and includes customary most favored nation clauses, right of first refusal and closing conditions, including a sponsor letter and confirmation of Utah no-action relief. In connection with the contemplated uplist and IPO, the shares issuable upon conversion of the Preferred Shares have been duly reserved and will be validly issued, fully paid and non-assessable upon issuance.

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Going Concern

We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of expanding our revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. Our ability to obtain additional funding will determine our ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and stock price and may require us to curtail or cease operations, sell off our assets, seek protection from our creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that we relinquish valuable rights. Please see Note 1 of the September 30, 2025 financial statements for more information.

We have a need for additional growth capital. There can be no assurance that sufficient funds required during the subsequent year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The status of “emerging growth company” enables us to invest more in research & development and customer acquisition rather than compliance overhead. We are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates was $700 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that (i) the market value of our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or (ii) our annual revenues are less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

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Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•        We acquired our oil and gas assets in 2013 and have not conducted mining operations at our property since 2015. There can be no assurance that we will be able to upgrade or make our Facility operational for our planned purposes within our expected timeframe or at all.

•        Our operations are subject to operational hazards that could expose us to potentially significant losses.

•        Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and prices for refined products, which could adversely impact our results of operations.

•        The development schedule of infrastructure and refining projects, including the availability and cost of equipment, supplies, personnel and services, is subject to delays and cost overruns.

•        Reclamation and financial assurances required in order to support those obligations can be expensive.

•        Many of our refined products could cause serious injury or death if mishandled or misused by us or our purchasers, or if defects occur during manufacturing.

•        Our business is impacted by increased risks of spills, discharges, or other releases of petroleum or hazardous substances.

•        We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

•        We rely upon certain critical information systems for the operation of our business and the failure of any critical information system, including a cybersecurity breach, may result in harm to our business.

•        Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

•        We must make substantial capital expenditures at our Facility and related assets to establish and maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be adversely affected.

•        The Parties to the Shell Commitment Agreement may not satisfy the Conditions Precedent, which could adversely affect its business.

•        Construction, development, maintenance and operation of our Facility involves significant risks and hazards, and our ability to recover our investments may be impaired if our project construction activities do not commence or proceed as scheduled.

•        Because we will rely on only one customer for our future LPG, Naphtha, Gasoil, and ULSFO (collectively, the “Crude Oil Products”), the change in ownership or management of such customer may adversely affect our business, financial condition and results of operations.

•        Adverse changes in global economic conditions and the demand for transportation fuels may impact our business and financial condition in ways that we currently cannot predict.

•        The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

•        Our common stock is not currently listed on a national securities exchange, and there can be no assurance that our stock will be approved for listing; as a result, investors may face limited liquidity, greater price volatility, and other material risks.

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The Offering

Shares of common stock offered	[ ] shares of Common Stock
Number of shares of common stock outstanding prior to offering	[ ] shares of Common Stock, as of [ ], 2026
Number of shares of common stock outstanding after this offering	[ ] shares of Common Stock(1)(2)
Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. Upon the exercise of the warrants for an aggregate of [    ] shares of common stock by payment of cash however, we will receive the exercise price of the warrants, or an aggregate of approximately $[    ]. See “Use of Proceeds.”

Listing

We intend to apply to list our Common Stock on NYSE under the symbol “IRRX.” If our shares of common stock are not approved for listing on the NYSE, we will not consummate this offering. No assurance can be given that our application will be approved.

Risk Factors

Investing in these securities involves a high degree of risk. Investors should carefully consider the information set forth in the “Risk Factors” section of the Public Offering Prospectus, beginning on page 6 therein, before deciding to invest in our shares of common stock.

____________

(1)     The number of shares of common stock to be outstanding immediately after this offering is based on [    ] shares of common stock issued and outstanding as of [    ], 2026.

(2)      Assumes the sale of all shares of common stock pursuant to the Public Offering Prospectus (but no exercise of the placement agents’ over-allotment option in connection therewith). Also assumes the cash exercise of all warrants, shares of common stock issuable upon exercise of which are registered in this resale prospectus and the issuance of all shares of common stock registered in the registration statement, of which this prospectus forms a part. Does not assume issuance of the [    ] shares pursuant to the exercise of the warrants being registered for sale pursuant to this Resale Prospectus.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the Selling Stockholders. Upon the exercise of the Warrants for an aggregate of [    ] shares of Common Stock assuming all payments are made by cash, we will receive the exercise price for the warrants, or an aggregate of approximately $[    ]. We will bear all fees and expenses incident to our obligation to register the shares of common stock. Placement agent fees, commissions and similar expenses, if any, attributable to the sale of shares offered hereby will be borne by the Selling Stockholders.

There is no assurance the warrants will be exercised for cash. We intend to use such proceeds, if any, for general corporate and working capital purposes.

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SELLING STOCKHOLDERS

The following table sets forth the number of Resale Shares held by the Selling Stockholders and registered as common stock for resale by means of this prospectus.

This prospectus registers for Shares that are held by certain Selling Stockholders that include certain stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as our affiliates pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.

Information concerning the Selling Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Selling Stockholders may sell all, some, or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares of our common stock that will be sold by the Selling Stockholders, or the amount or percentage of shares of our common stock that will be held by the Selling Stockholders upon consummation of any particular sale. In addition, the Selling Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Selling Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our common stock by the Selling Stockholders (see the “Plan of Distribution” section below).

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our common stock based on [  ] shares of our common stock issued and outstanding as of [[  ], 2026]. These amounts are based upon information available to the Company as of the date of this filing.

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	Beneficial Ownership Prior to the Effectiveness of the Registration Statement				Beneficial Ownership After the Effectiveness of the Registration Statement(1)
	Number of Shares of Common Stock Beneficially Owned+	Total Number of Shares of Common Stock Being Registered Pursuant to this Prospectus	Percentage Ownership of Common Stock+		Number of Shares of Common Stock Beneficially Owned+	Number of Shares Issuable upon exercise of Warrants	Percentage Ownership of Common Stock+
DHIP Natural Resources(1)	4,234,840	4,234,840	[ ]	%	[ ]	9,400,000	[ ]	%
Endeavor Capital Group, LLC(2)	800,000	800,000
Polar Asset Management Partners Inc.(3)	284,850	284,850
Context Partners Master Fund, L.P.(4)	142,425	142,425
D.E. Shaw Valence Portfolios, LLC(5)	142,425	142,425
Grundy Co ITF the HGC Fund LP(6)	142,425	142,425
Radcliffe SPAC Master Fund, L.P.(7)	142,425	142,425
Highbridge Tactical Credit Master Fund L.P.(8)	129,726	129,726
Space Summit Opportunity Fund I LP(9)	113,637	113,637
Meteora Capital Partners, LP(10)	99,697	99,697
Sandia Crest LP(11)	61,079	61,079
Eagle Point Core Income Fund LP(12)	52,233	52,233
Glazer Special Opportunity Fund I, LP(13)	42,728	42,728
NBIMC Quantitative Equity Strategic Beta (2017) Fund(14)	35,080	35,080
NBIMC Quantitative Strategies (2017) Fund(15)	34,894	34,894
PCT Partners LLC(16)	22,010	22,010
Boothbay Absolue Return Strategies, LP(17)	17,046	17,046
Walleye Opportunities Master Fund Ltd(18)	14,205	14,205
Highbridge Tactical Credit Master Fund L.P.(19)	12,699	12,699
Boothbay Diversified Alpha Master Fund LP(20)	8,523	8,523
Walleye Investments Fund LLC(21)	7,102	7,102
Atom Master Fund, L.P.(22)	5,682	5,682

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	Beneficial Ownership Prior to the Effectiveness of the Registration Statement				Beneficial Ownership After the Effectiveness of the Registration Statement(1)
	Number of Shares of Common Stock Beneficially Owned+	Total Number of Shares of Common Stock Being Registered Pursuant to this Prospectus	Percentage Ownership of Common Stock+		Number of Shares of Common Stock Beneficially Owned+	Number of Shares Issuable upon exercise of Warrants	Percentage Ownership of Common Stock+
NBIMC Quantitative Strategies Fund – Class N(23)	2,227	2,227
NBIMC Quantitative Equity Strategic Beta Fund – Class N(24)	2,042	2,042
B H Inc.(25)	355,000	355,000
Paul Gonzalez	60,000	60,000
Creto IRRX PIPE Investment, LLC	[ ]	[ ]
Total	[ ]	[ ]	[ ]	%	[ ]%		[ ]%

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*        Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.

+        Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to shares of common stock. Shares of common stock subject to options, warrants and convertible debentures currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding.

([  ])   Assumes that the Selling Stockholders sell all of the Shares being registered for resale. These amounts are based upon information available to the Company as of the date of this filing.

(1)      DHIP Natural Resources Investments, LLC is the record holder of such shares. DHIP NRI Management Partners LLC and RGPC Capital Investments LLC are the managing members of the sponsor and share investment and voting control over the shares held by the sponsor. The members of DHIP NRI Management Partners LLC, composed of members Mark Michel, Hank Didier and Timothy Fisher, each share decision-making power with respect to the actions of the entity. Richard Bertel is the sole member of RGPC Capital Investments LLC. None of the members of DHIP NRI Management Partners LLC and RGPC Capital Investments LLC exercise voting or dispositive power with respect to the shares held by our sponsor alone or are deemed to have beneficial ownership of such shares.

(2)      Endeavor Capital Group, LLC’s registered address is 1195 N 730 E, Pleasant Grove, UT, 84062, USA.

(3)      Polar Asset Management Partners Inc. has no position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates. The business address of the selling securityholder is 16 York St. Attn, Toronto, ON M5J0E6.

(4)

(5)

(6)      Shares held in trust by Grundy Co ITF the HGC Fund LP. Sean Kallir is the Chief Executive Officer of The HGC Fund LP and has the power to vote or dispose of such shares. The address of The HGC Fund LP is 601-366 Adelaide St W, Toronto, ON M5V 1R9.

(7)      Pursuant to an investment management agreement, Radcliffe Capital Management, L.P. (“RCM”) serves as the investment manager of the Radcliffe SPAC Master Fund, L.P. RGC Management Company, LLC (“Management”) is the general partner of RCM. Steve Katznelson and Christopher Hinkel serve as the managing members of Management. Each of the parties in this footnote disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest the party may have therein. The principal address of the entities and individuals named herein is 50 Monument Road Suite 300, Bala Cynwyd, PA 19004.

(8)      Highbridge Capital Management, LLC is the trading manager of Highbridge Tactical Credit Master Fund L.P. Highbridge Tactical Credit Master Fund, L.P. disclaims beneficial ownership over these shares. The address of Highbridge Capital Management, LLC is 277 Park Avenue, 23rd Floor, New York, NY 10172, and the address of Highbridge Tactical Credit Master Fund, L.P. is #309 Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(9)      Space Summit Opportunity Fund I LP paid approximately $[  ] per share for [  ] shares of Common Stock. The address of the Space Summit Opportunity Fund I LP is 16 York Street, Suite 2900, Toronto, ON M5J 0E6.

(10)    Vikas Mittal-Meteora Capital, LLC (“Meteora Capital”) serves as investment manager to Meteora Capital Partners, LP. Voting and investment power over the shares resides with its investment manager, Meteora Capital. Mr. Vik Mittal serves as the managing member of Meteora Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities.

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(11)    Securities offered pursuant to this prospectus consist of [  ] shares of Common Stock held directly by the Sandia Crest LP. The shares of Common Stock are being registered in accordance with the terms of the Registration Rights Agreement. The address of Sandia Crest LP is 201 Washington Street, Boston, MA 02108.

(12)

(13)    Glazer Special Opportunity Fund I, LP is an affiliate of Vikas Mittal-Meteora Capital, LLC (“Meteora Capital”). Voting and investment power over the shares reside with its investment manager, Meteora Capital. Mr. Vik Mittal serves as the managing member of Meteora Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities.

(14)    The address of NBIMC Quantitative Equity Strategic Beta (2017) Fund is c/o Vestcor, 140 Carleton St., Suite 400, Fredericton, New Brunswick E3B 3T4, Canada.

(15)    The address of NBIMC Quantitative Strategies (2017) Fund is c/o Vestcor, 140 Carleton St., Suite 400, Fredericton, New Brunswick E3B 3T4, Canada.

(16)

(17)    Boothbay Absolute Return Strategies, LP, a Delaware limited partnership (“Boothbay”) is managed by Meteora Capital, LLC (“Meteora”). Meteora, in its capacity as the investment manager of Boothbay with respect to this investment, has the power to vote and the power to direct the disposition of all securities held by Boothbay with respect to this investment. Vikas Mittal is the Managing Member of Meteora. Each of Boothbay, Meteora, and Mr. Mittal disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The principal business address of Meteora is 1200 N Federal Hwy, Ste 200, Boca Raton, FL 33432.

(18)    Walleye Opportunities Master Fund Ltd has no position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates. The business address of the Walleye Opportunities Master Fund Ltd is 2800 Niagra Ln N, Plymouth, MN 55447.

(19)    Highbridge Capital Management, LLC is the trading manager of Highbridge Tactical Credit Master Fund, L.P. Highbridge Tactical Credit Master Fund, L.P. disclaims beneficial ownership over these shares. The address of Highbridge Capital Management, LLC is 277 Park Avenue, 23rd Floor, New York, NY 10172, and the address of Highbridge Tactical Credit Master Fund, L.P. is #309 Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(20)    Boothbay Diversified Alpha Master Fund, LP, a Cayman Islands limited partnership (the “BBDAMF”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of the BBDAMF, has the power to vote and the power to direct the disposition of all securities held by BBDAMF. Ari Glass is the Managing Member of Boothbay. Each of BBDAMF, Boothbay, and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(21)    Walleye Investments Fund LLC has no position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates. The business address of the Walleye Investments Fund LLC is 2800 Niagra Ln N, Plymouth, MN 55447.

(22)    Atom Master Fund, L.P. is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager, has the power to vote and the power to direct the disposition of all securities held. Ari Glass is the Managing Member of Boothbay. Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(23)    The address of NBIMC Quantitative Strategies Fund — Class N is c/o Vestcor, 140 Carleton St., Suite 400, Fredericton, New Brunswick E3B 3T4, Canada.

(24)    The address of NBIMC Quantitative Equity Strategic Beta Fund — Class N is c/o Vestcor, 140 Carleton St., Suite 400, Fredericton, New Brunswick E3B 3T4, Canada.

(25)    B H Inc. acquired 355,000 shares of our common stock upon the automatic conversion, at the closing of our business combination with TSII, of a $1.5 million unsecured convertible note issued in October 2024.

(26)    Paul Gonzalez acquired 60,000 shares of our common stock upon the automatic conversion, at the closing of our business combination with TSII, of a $300,000 unsecured convertible note issued in October 2025.

(27)    Creto IRRX PIPE Investment, LLC was offered [  ] shares of our common stock issuable upon conversion of our Series A Convertible Preferred Stock purchased for $5.0 million pursuant to a Securities Purchase Agreement dated January 17, 2026, in a private placement to an accredited investor relying on exemptions from registration under the Securities Act.

Alt-10

PLAN OF DISTRIBUTION

We are registering the Resale Shares to permit the resale of the Resale Shares by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Resale Shares. However, upon any exercise of the Warrants held by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of such warrants. We will pay all expenses (other than discounts, commissions, and transfer taxes, if any) relating to the registration of the Resale Shares in the registration statement of which this prospectus forms a part.

The Selling Stockholders may sell all or a portion of the Resale Shares beneficially owned by them and offered hereby from time to time directly or through one or more placement agents, broker-dealers, or agents. If the Resale Shares are sold through placement agents or broker-dealers, the Selling Stockholders will be responsible for any underwriter discounts or commissions and any applicable transfer taxes. If any of the Selling Shareholders sell the Resale Shares through placement agents or broker-dealers, it would constitute a material change requiring a post-effective amendment. The Resale Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•        on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•        in the over-the-counter market;

•        in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        short sales;

•        in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive Commissions or discounts from the Selling Stockholders (or, if any Broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a Customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

Alt-11

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “placement agents” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be placing agent commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

Alt-12

LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by Winston & Strawn LLP. Certain legal matters relating to the offering as to U.S. federal law and the law of the State of New York in connection with this offering will be passed upon for us by Winston & Strawn LLP, Houston, Texas. Certain legal matters will be passed on for [the underwriter] by [  ].

Alt-13

INTEGRATED RAIL & RESOURCES INC.

[  ] shares of common stock

____________________

RESALE PROSPECTUS

____________________

Until [•], 2026, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter with respect to their unsold subscriptions.

The date of this Resale Prospectus is [    ], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fee	$	[ ]
FINRA filing fee	$	[ ]
NYSE listing fee	$	[ ]
Legal fees and expenses	$	[ ]
Printing fees and expenses	$	[ ]
Accounting fees and expenses	$	[ ]
Miscellaneous fees and expenses	$	[ ]
Total	$	[ ]

Item 14. Indemnification of Directors, Officers, Employees and Agents

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification of any claim, issue or matter is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Under the DGCL, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such present or former officer or director against the expenses (including attorney’s fees) which such present or former officer or director actually and reasonably incurred in connection with such action (or claim, issue or matter therein).

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•        breach of a director’s duty of loyalty to the corporation or its stockholders;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payment of dividends or unlawful stock purchase or redemption; or

•        transaction from which the director derived an improper personal benefit.

Our sixth amended and restated certificate of incorporation contains a provision that precludes any director of ours from being personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the aforementioned liabilities which we are not permitted to eliminate or limit under Section 107(b)(7) of the DGCL.

In addition, our amended and restated certificate of incorporation and bylaws requires us to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our amended and restated bylaws further authorizes us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We plan to purchase an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Item 15. Recent Sales of Unregistered Securities

Series A Convertible Preferred Stock Private Placement

On January 23, 2026, Integrated Rail & Resources Inc., a Delaware corporation, entered into a Securities Purchase Agreement with Creto IRRX PIPE Investment, LLC for the sale of an aggregate of not less than 50,000 and not more than 80,000 shares of its Series A Convertible Preferred Stock, par value $0.0001 per share, at an initial closing of 50,000 shares for an aggregate purchase price of $5,000,000, with the possibility of one or more additional closings within 60 days for up to an additional $3,000,000 in proceeds, in each case as mutually agreed with the buyer. The Series A is convertible into shares of our common stock pursuant to a Certificate of Designations attached to the purchase agreement. No broker or placement agent compensation is payable other than fees to Stifel, Nicolaus & Co. to be borne by the Company. The Company relied on exemptions under Section 4(a)(2) of the Securities Act and/or Regulation D (Rule 506(b)) and/or Regulation S, with the purchaser representing that it is an accredited investor and the securities being offered without general solicitation or advertising. The securities were issued with customary restrictive legends and transfer restrictions.

The purchaser represented that it acquired the securities for investment and not with a present view to distribution, subject to sales registered or exempt from registration, and acknowledged the absence of governmental review; the Company agreed to file Form D if required and to take blue sky actions as appropriate. Legends were imposed and removal procedures were specified consistent with resale exemptions (including Rule 144, Rule 144A, and Regulation S).

The Certificate of Designations provides for conversion into common stock, reservation of underlying shares, and anti-dilution adjustments, among other rights, and such conversion shares were duly reserved. These features relate to the terms of the preferred and do not affect the basis for the claimed exemptions.

B H Inc. Convertible Promissory Note

On October 11, 2024, Integrated Rail and Resources Acquisition Corp., a Delaware corporation, issued a convertible promissory note in the principal amount of $1,500,000 to B H Inc. The note provided for automatic conversion into 355,000 shares of Holdings common stock upon the closing of the business combination contemplated by the August 12, 2024, merger agreement with Tar Sands Holdings II, LLC; if the business combination did not close, the note contemplated repayment solely from funds held outside the SPAC trust account, with a cash payment amount specified. The note carried standard restrictive legends reflecting the unregistered status of the securities issuable upon conversion and resale restrictions under federal and state law.

The issuance was made in a private placement without registration, in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D, based on the nature of the offering, investor sophistication, and absence of general solicitation, as reflected by the restrictive legends and acknowledgments regarding resale limitations. Notices and enforcement provisions were standard for a privately placed convertible note.

Paul Gonzalez Convertible Promissory Note

On October 29, 2025, Integrated Rail and Resources Acquisition Corp. issued a convertible promissory note in the principal amount of $300,000 to Paul Gonzalez. The note provided for automatic conversion into 60,000 shares of Holdings common stock upon the closing of the business combination contemplated by the amended merger agreement with Tar Sands Holdings II, LLC; if the business combination did not close, the note contemplated repayment solely from funds held outside the SPAC trust account, with a specified cash payment amount. The holder represented accredited investor status under Rule 501(a). The note and any conversion securities were unregistered and subject to customary resale restrictions under federal and state securities laws.

The issuance was made in a private placement without registration in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D, supported by the holder’s accredited investor representation and the absence of general solicitation or advertising. The documentation reflects restrictive legends and customary private-offering transfer restrictions.

Additional information

As of the date of the Series A purchase agreement, the Company disclosed 6,575,561 shares of common stock outstanding on a fully diluted basis, including securities issuable upon exercise or conversion of outstanding derivative securities; except for the Series A and as disclosed in SEC filings, the Company represented that no other options, warrants, or similar rights were outstanding. This representation pertains to capitalization and does not constitute an additional sale; any prior compensatory or strategic issuances, if any, will be included to the extent applicable once verified against Company records.

No general solicitation or general advertising was used in connection with the foregoing transactions, and no U.S. federal or state securities commission or regulatory authority approved or disapproved the securities or passed upon the accuracy or adequacy of any related disclosures. The securities issued in the transactions described above were, and any related underlying securities will be, issued in reliance on the exemptions described herein and were/are subject to transfer restrictions and legends reflecting such unregistered status.

The Company agreed, as applicable, to undertake customary blue sky compliance and, in the case of the Series A, to file a Form D if required under Regulation D. Any registration rights referenced in these agreements relate to future resale registration undertakings and do not affect the availability of the exemptions claimed for the initial issuances described above.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/A filed with the Securities & Exchange Commission on January [26], 2026).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K/A filed with the Securities & Exchange Commission on January [26], 2026).
3.3*	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Integrated Rail & Resources Inc.
4.1

Warrant Agreement, dated November 11, 2021, by and between Integrated Rail and Resources Acquisition Corp. and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 16, 2021, File No. 001-41048).

4.2

Amendment of Warrant Agreement (Warrant Amendment), dated as of December 12, 2025, by and among Integrated Rail and Resources Acquisition Corp., the Registrant and Equiniti Trust Company, LLC (incorporated by reference to Exhibit [•] to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).

5.1*	Opinion of Winston & Strawn LLP
10.1

Registration Rights Agreement, dated as of December 12, 2025, by and among the Registrant and the holders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).

10.2

Promissory Note, dated as of December 12, 2025, in the principal amount of $12,000,000 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).

10.3

Confession of Judgment, dated as of December 12, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).

10.4

Integrated Rail and Resources 2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).

10.5	Rollover Agreement, dated as of December 12, 2025. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).
10.6*	Securities Purchase Agreement, dated January 23, 2026, by and between Integrated Rail & Resources Inc. and Creto IRRX PIPE Investment, LLC.
10.7*	Registration Rights Agreement, dated January 23, 2026, by and between Integrated Rail & Resources Inc. and Creto IRRX PIPE Investment, LLC
10.8*

Sponsor Letter Agreement, dated January 23, 2026, by and between Integrated Rail & Resources Inc., DHIP Natural Resources Investments, LLC, Creto IRRX PIPE Investment, LLC and each of the “Insiders” party thereto.

14.1*	Code of Business Conduct and Ethics
14.2*	Corporate Governance Guidelines
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on December 19, 2025).
23.1*	Consent of Ham, Langston & Brezina L.L.P., an independent registered public accounting firm
23.2*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page to this registration statement)
99.1*	Insider Trading Policy
99.2*	Audit Committee Charter
99.3*	Nomination and Corporate Governance Committee Charter
99.4*	Compensation Committee Charter
107*	Fee Table

____________

*        To be filed by amendment

**      Previously Filed

Item 17. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned Registrant hereby undertakes that it will:

(1)    for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)    for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Delaware on [ ], 2026.

INTEGRATED RAIL & RESOURCES INC.
By:
Brian M. Feldott
Chief Executive Officer
By:
Timothy J. Fisher
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [    ] and [    ], and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any other regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in order to effectuate the same, as fully to all intents and purposes as he himself might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[ ], 2026
Brian M. Feldott	(Principal Executive Officer)
	Chief Financial Officer	[ ], 2026
Timothy J. Fisher	(Principal Accounting and Financial Officer)
	Chairman of the Board	[ ], 2026
Mark A. Michel
	Director	[ ], 2026
[ ]
	Director	[ ], 2026
[ ]
	Director	[ ], 2026
[ ]